     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 1998

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               GLB BANCORP, INC.
                 (Name of Small Business Issuer in Its Charter)

               OHIO                               6710                            31-1529973
   (State or Other Jurisdiction       (Primary Standard Industrial    (IRS Employer Identification No.)
of Incorporation or Organization)     Classification Code Number)

             7001 CENTER STREET, MENTOR, OHIO 44060 (440) 974-0000
         (Address and Telephone Number of Principal Executive Offices)

                            RICHARD T. FLENNER, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GLB BANCORP, INC.
                               7001 CENTER STREET
                               MENTOR, OHIO 44060
                                 (440) 974-0000
           (Name, Address and Telephone Number of Agent for Service)

                                   COPIES TO:

                JOSEPH DRAIN, ESQ.                               DOMINIC A. DIPUCCIO, ESQ.
                GRADY & ASSOCIATES                      BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP
        20800 CENTER RIDGE ROAD, SUITE 116                       2300 BP AMERICA BUILDING
         ROCKY RIVER, OHIO 44116-4306 200                              PUBLIC SQUARE
                  (440) 356-7255                                CLEVELAND, OHIO 44114-2378
                                                                      (216) 363-4500

                Approximate Date of Proposed Sale to the public:
   As soon as practicable after this Registration Statement becomes effective
                            ------------------------
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: [ ]
                            ------------------------

     If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

 ==============================================================================================================================

                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO            OFFERING PRICE           AGGREGATE              AMOUNT OF
   SECURITIES TO BE REGISTERED        BE REGISTERED(1)          PER SHARE          OFFERING PRICE(1)       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value........    1,265,000 Shares            $13.00              $16,445,000             $4,851.28
==============================================================================================================================

     (1) Includes 165,000 shares of Common Stock which may be purchased by the Underwriter to cover over-allotments.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

             SUBJECT TO COMPLETION, DATED MARCH             , 1998

PROSPECTUS
                                1,100,000 SHARES
                               GLB BANCORP, INC.
                                  COMMON STOCK

    GLB Bancorp, Inc., an Ohio corporation (the "Company"), is offering for sale (the "Offering") 1,100,000 shares of its common stock, without par value (the "Common Stock"). The Company is a one-bank holding company that owns all of the outstanding stock of Great Lakes Bank, an Ohio-chartered commercial bank (the "Bank"). There has been no public trading market for the Common Stock prior to the Offering. Roney & Co., L.L.C. (the "Underwriter") has advised the Company that it anticipates making a market in the Common Stock following completion of the Offering, although there can be no assurance that an active trading market will develop. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company expects that quotations for the Common Stock will be reported on the Nasdaq Small-Cap Market under the symbol "GLBK."

                           -------------------------

  THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF
    RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR CERTAIN CONSIDERATIONS
            RELEVANT TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK.
                           -------------------------

 THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND THEY ARE NOT
  INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
                                    AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                          PRICE TO           UNDERWRITING          PROCEEDS TO
                                                          PUBLIC(1)         DISCOUNTS(1)(2)       COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------------
Per Share..........................................           $                    $                    $
------------------------------------------------------------------------------------------------------------------
Total(2)...........................................           $                    $                    $
==================================================================================================================

(1) The Company has granted the Underwriter a 30-day option to purchase up to 165,000 additional shares of its Common Stock solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the Price to Public, Underwriting Discounts and Proceeds to Company will be
    approximately $         , $         and $         , respectively. See
    "Underwriting." The Underwriter has agreed to limit the Underwriting
    Discounts to 3.0% of the Price to Public for up to          shares sold by
    the Underwriter to officers and directors of the Company. If shares are so purchased, Underwriting Discounts will be reduced by, and Proceeds to
    Company will be increased by, $         .

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting estimated Offering expenses payable by the Company of
    $         .

                           -------------------------

    The shares of Common Stock are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of The Depository Trust Company
in New York, New York on or about            , 1998 against payment therefor in
immediately available funds.

                           -------------------------

                                     RONEY & CO.

               THE DATE OF THIS PROSPECTUS IS             , 1998

                         [INSERT OHIO/LAKE COUNTY MAP]

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is not currently a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but will be required to file reports pursuant to the Exchange Act following the completion of the Offering. The Company, which has a December 31 fiscal year end, intends to furnish its shareholders with annual reports containing audited financial information and, for the first three quarters of each year, quarterly reports containing unaudited financial information.

     Requests for such documents should be directed to Andrew L. Meinhold, Executive Vice President and Secretary, 7001 Center Street, Mentor, Ohio 44060.
                            ------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, references in this Prospectus to the Company include the Bank. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option. All information in this Prospectus with respect to the Common Stock has been adjusted to reflect the 2-for-1 stock split that occurred on March 17, 1998.

                                  THE COMPANY

     GLB Bancorp, Inc., an Ohio corporation (the "Company"), is a one-bank holding company that owns all of the outstanding common stock of Great Lakes Bank (the "Bank"). The Company was incorporated on March 5, 1997 for the purpose of becoming the holding company for the Bank. The holding company reorganization of the Bank was completed on September 12, 1997. With its main office in the City of Mentor, the Bank is the only commercial bank headquartered in Lake County, Ohio, the Company's primary service area. The Company provides a focused core of banking services, primarily for individuals and small to medium-sized businesses. The Company's lending services focus primarily on secured lending for residential and commercial real estate. The Company also offers a broad array of deposit products, including checking and savings accounts and certificates of deposit.

     The Bank is the successor by merger (the "Merger") to Great Lakes Commerce Bank, which was chartered as an Ohio banking corporation in April of 1957. On July 18, 1994, the Bank was acquired by an investment group led by Jerome T. Osborne, Sr. and his son, Richard M. Osborne. See "Business -- General." At the time of the Merger, Great Lakes Commerce Bank had total assets of approximately $19 million and four offices. By the end of 1997, the Bank had grown to approximately $67 million in total assets and had opened two new offices and relocated three offices, including the main office.

     Together, Messrs. Jerome T. and Richard M. Osborne have more than forty years of banking experience in Northeast Ohio. Jerome T. Osborne, Sr. was a founder of Mentor Savings Bank, which was acquired by Chase Manhattan Corporation in 1985. He had also been Chairman of the Board of State Bank & Trust Company in Mentor, which was acquired by BancOhio National Bank (now part of National City Corporation) in 1982. From 1977 to 1981, Richard M. Osborne also served as a director of State Bank & Trust Company in Mentor. He thereafter served as Consulting Director of BancOhio National Bank, until 1984. From 1985 to 1990, Richard M. Osborne was a principal shareholder of Peoples Savings Bank in Northeast Ohio and served as Chairman at the time of its acquisition by First Bancorporation of Ohio (now FirstMerit Corporation) in 1990. See "Management."

     At December 31, 1997, the Company had total assets of $67 million, total deposits of $52.0 million, shareholders' equity of $6.4 million, a Tier 1 capital ratio of 12.9%, non-performing assets to total asset ratio of .17% and an allowance for loan losses to total loans ratio of .75%. For the year ended December 31, 1997, the Company reported net income of $343,957 or $.58 per share, compared to $211,943 or $.39 per share for the year ended December 31, 1996. At December 31, 1997, the Bank exceeded all regulatory capital requirements.

MARKET AREA

     The Company's primary service area is Lake County, Ohio, which is contiguous to Cuyahoga County (which includes Cleveland). The Bank is the only commercial bank headquartered in Lake County, Ohio. Lake County is comprised of 23 cities, villages or townships, ranking twelfth in population and fifth in median household income in 1996 out of Ohio's 88 counties. According to statistical data obtained by the Company, Lake County has approximately 6,246 business establishments, an unemployment rate of 3.6% as of November 1997 (compared to 4.2% for the State of Ohio as a whole) and per capita income that is estimated to have grown approximately 26.7% from 1990 to 1996 (compared to 20.2% for the State of Ohio as a whole).

     Lake County is also a significant banking market. According to Federal Deposit Insurance Corporation data, as of June 30, 1997, total deposits in Lake County, including commercial banks, savings banks and savings associations, were approximately $2.6 billion.

     The Company operates through its headquarters located at 7001 Center Street, Mentor, Ohio 44060. The Company's telephone number is (440) 974-0000. The Bank operates through branch offices in the following Lake County communities: Wickliffe, Painesville, Willoughby, Willoughby Hills and Mentor.

BUSINESS STRATEGY

     The Company's business strategy is focused on the following elements:

     Emphasis on Community Banking. The Company strives to maintain its strong commitment to community banking. As the only commercial bank headquartered in Lake County, the Company's goal is to attract individuals and small to medium-sized businesses as customers, demonstrating an active interest in their individual and business banking needs. Management believes that a locally managed institution is better able to serve the particular needs of local customers, respond to requests in a more timely fashion and establish a loyal customer base through the personal attention of senior banking officers. As a part of this strategy, each of the Bank's offices offers convenient hours, drive-through teller facilities and an automated teller machine. See
"Business -- Properties."

     Growth Through Internal Branch Expansion. Since the Merger, the Company's growth has been accomplished through internal growth. Internal growth has been driven by the relocation of three existing offices and the opening of two new offices. The new offices include a second Mentor location (9365 Mentor Avenue), which opened on July 20, 1994 and had $6.4 million in total deposits as of December 31, 1997, and the Willoughby Hills, Ohio office, which opened on April 27, 1996 and had $2.0 million in total deposits as of December 31, 1997. The Company has received regulatory approval for two new offices in Lake County, which it intends to open in 1998.

     Growth Through Selected Acquisitions. In addition to the Company's pursuit of internal growth, management believes that external growth opportunities can be found in acquisitions of other community banks or branch offices. The Company intends to pursue community bank and branch acquisitions to enhance the Company's current network and further penetrate the Company's market area. From time to time, management reviews and evaluates potential acquisitions; however, the Company has not acquired any banks or branches to date and currently has no agreements or understandings to make any such acquisitions. There can be no assurance that the Company will be successful in implementing its acquisition strategy.

     Secured Lending in the Company's Primary Market. The Company's lending philosophy concentrates primarily on secured 1-4 family real estate and commercial real estate lending, principally in Lake County. As of December 31, 1997, 1-4 family real estate loans and commercial real estate loans comprised 52.2% and 29.7% of the total net loan portfolio, respectively. As of December 31, 1997, 95.3% of the Company's loans were secured loans, and 89.0% of the Company's loans were secured by real estate. Management intends to expand its commercial real estate lending in an effort to enhance profitability and reduce interest rate risk.

                                  THE OFFERING

Securities Offered by the
  Company..................  1,100,000 shares of Common Stock. In addition, the
                             Company has granted the Underwriter an option to purchase up to an additional 165,000 shares to cover over-allotments. See "Description of Capital Stock."

Common Stock Outstanding
  Before the Offering......  639,306 shares.

Common Stock Outstanding
  After the Offering.......  1,739,306 shares (1,904,306 shares if the over-allotment option is exercised in full).

Use of Proceeds............  The Offering will further strengthen the capital position of the Company and support expansion of the Company's business, including selective acquisitions of community banks (or other financial institutions) or branches, if such opportunities arise. Any funds not used for such purposes may be used for general corporate purposes. See "Use of Proceeds."

Nasdaq Small-Cap Market
  Symbol...................  "GLBK."

                SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial information concerning the Company and the Bank at the dates and for the periods indicated. Incorporated in 1997, the Company became the holding company for the Bank in September 1997. The selected financial information for each of the years ended December 31, 1997, 1996, 1995 and 1994 is derived from audited consolidated financial statements or the accounting records of the Company and the Bank. The information should be read in conjunction with the consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.

                                                          AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------
                                                           1997       1996       1995     1994(1)
                                                         --------   --------   --------   --------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS
Interest income........................................  $ 4,382    $ 3,234    $ 2,498    $   757
Interest expense.......................................    1,938      1,325      1,014        276
                                                         -------    -------    -------    -------
Net interest income....................................    2,444      1,909      1,484        481
Provision for loan losses..............................       97         77         51          0
                                                         -------    -------    -------    -------
Net interest income after provision for loan losses....    2,347      1,832      1,433        481
Non-interest income....................................      552        294        250         86
Non-interest expense...................................    2,345      1,904      1,642        896
                                                         -------    -------    -------    -------
Income (loss) before federal income taxes..............      554        222         41       (329)
Federal income tax expense (benefit)
  Current..............................................      214         16          4        (20)
  Deferred.............................................       (4)        (6)         0         19
                                                         -------    -------    -------    -------
Net income (loss)......................................  $   344    $   212    $    37    $  (328)
                                                         =======    =======    =======    =======
FINANCIAL CONDITION
Total assets...........................................  $66,631    $54,037    $40,915    $32,550
Cash and cash equivalents..............................    7,827     10,329      7,190      9,498
Investment securities..................................    1,619      1,142      4,305      4,670
Loans receivable -- net................................   53,097     38,634     26,045     14,818
Deposits...............................................   52,012     42,253     35,678     27,840
Federal Home Loan Bank advances........................    7,500      5,000         --         --
Shareholders' equity...................................    6,428      6,039      4,809      4,222
SHARE INFORMATION (2)
Earnings (loss) per share -- basic and diluted.........  $   .58    $   .39    $   .07    $  (.72)
Book value per share...................................  $ 10.77    $ 10.18    $  9.43    $  9.28
Weighted average shares outstanding....................  595,942    548,089    496,250    455,000
OTHER DATA (3)
Return on average assets...............................     0.58%      0.46%      0.10%        --
Return on average equity...............................     5.52%      3.88%      0.79%        --
Net interest margin....................................     4.62%      4.72%      4.68%        --
Net interest spread....................................     3.92%      4.07%      4.02%        --
Allowance for loan losses to total loans...............     0.75%      0.81%      0.91%        --
Nonperforming assets to total assets...................     0.17%      0.13%      0.00%        --
Shareholders' equity to total average assets...........    10.87%     13.12%     13.13%        --
Total interest expense to gross interest income........    44.23%     40.96%     40.59%        --
Number of offices......................................        6          6          5          5

---------------
(1) From July 15, 1994 (inception) to December 31, 1994.
(2) Per share information gives effect for each period to the 2-for-1 stock split that occurred on March 17, 1998.
(3) Other Data for the partial year ended December 31, 1994 are not meaningful.

                                  RISK FACTORS

     The Common Stock offered hereby involves significant risk. The following constitute some of the potential risks of an investment in the Common Stock and should be carefully considered by prospective investors prior to purchasing shares of Common Stock. The order of the following is not necessarily indicative of the relative importance of any described risk nor is the following intended to be inclusive of all risks of investment in the Common Stock.

CONTROL BY SIGNIFICANT SHAREHOLDERS

     Jerome T. Osborne, Sr. and his son, Richard M. Osborne, together own approximately 48.78% of the issued and outstanding Common Stock. Jerome T. Osborne, Sr. owns 135,750 shares (21.23%), and Richard M. Osborne owns 176,150 shares (27.55%). In addition, Richard M. Osborne has indicated a nonbinding expression of interest in acquiring as much as $2 million of Common Stock in the Offering. See "Principal Shareholders." Jerome T. Osborne, Sr. is Chairman of the Board, Richard M. Osborne is Vice Chairman and each serves as a director of the Company and the Bank. In addition, Jerome T. and Richard M. Osborne are, individually and with affiliated companies and immediate family members, the Company's most substantial depositors, with total deposits of approximately $4.8 million as of February 28, 1998. Messrs. Jerome T. and Richard M. Osborne have numerous other business and investment interests in Lake County and elsewhere. They have also held important positions in other local financial institutions in the recent past, and have approximately 40 years of combined experience with community-based financial institutions in Northeast Ohio. See "Certain Relationships and Related Party Transactions."

     Although the Company believes that it benefits from its association with the Osbornes, whom the Company believes to be prominent members of the communities in which the Company conducts business, this relationship presents a number of scenarios that could have a material adverse effect on the Company. The sale by Messrs. Jerome T. and Richard M. Osborne of a substantial amount of their Common Stock could have an adverse effect on the price of the Common Stock and an adverse effect on the Company. Within limits established under Securities and Exchange Commission Rule 144 and after expiration of a 180-day period during which they will be prevented from reselling shares, Messrs. Jerome T. and Richard M. Osborne may be able to resell freely shares of Common Stock on the open market. See "Shares Eligible for Future Sale" and "Underwriting." Likewise, the Company would be adversely affected if the Osbornes were to withdraw a substantial amount of the deposits that they have maintained with the Company over the years. The Company is not aware of any intention on the Osbornes' part to withdraw any substantial portion of their deposits with the Company.

RELIANCE ON ACQUISITIONS FOR GROWTH; RISKS ASSOCIATED WITH ACQUISITIONS; FINANCING OF ACQUISITIONS

     An element of the Company's business strategy is to pursue selective acquisitions that expand and complement the Company's business, including acquisitions of other community financial institutions or financial institution branches. The Company currently has no agreements or understandings for any such acquisitions, but discussions regarding such transactions have arisen and may continue to arise from time to time. There can be no assurance that the Company will be able to identify suitable acquisition opportunities, negotiate favorable terms or consummate any of such transactions. Moreover, as the financial institutions industry continues the trend toward consolidation, the Company can expect to have to compete with other financial institutions for suitable acquisition opportunities, many of which have greater resources than the Company. The Company believes that competition for acquisitions of financial institutions has resulted and will continue to result in the payment of higher prices. Accordingly, no assurance can be given that the Company's acquisition strategy will be successfully implemented. The failure of or inability of the Company to pursue its acquisition strategy could hinder growth.

     Acquisitions involve a number of risks inherent in assessing the values, strengths, weaknesses and profitability of acquisition candidates, including the following: adverse short-term effects of acquisitions on the Company's operating results; diversion of management's attention; dependence on retaining key personnel; and risks associated with unanticipated problems and latent liabilities and contingencies. In addition, the success of an acquisition will depend, in part, on the Company's ability to integrate the operations of the acquired institution or assets, and its success in capitalizing on synergies in order to achieve cost savings.

     The Company may use its Common Stock or its authorized shares of Serial Preferred Stock, cash, debt obligations, contingent payments based on future performance or any combination of the foregoing to finance acquisitions. The extent to which the Company will be able or willing to use Common Stock for this purpose will be influenced by the market price and liquidity of its Common Stock relative to that of its competitors. If the Company does not maintain sufficient market value or maintain sufficient market value relative to its competitors, or if potential acquisition candidates are unwilling to accept Common Stock as consideration in an acquisition, it may be necessary for the Company to rely principally on cash in order to pursue its growth strategy, which may put the Company at a competitive disadvantage. Capital adequacy requirements applicable to banks and bank holding companies could prevent reliance on cash and credit resources for financing any substantial portion of an acquisition.

DISCRETION IN USE OF PROCEEDS

     The purpose of the Offering is to strengthen further the Company's capital position in order to support expansion of the Company's business. If suitable acquisition opportunities are identified by the Company, expansion may also include growth through selective acquisitions of other community banks or branches. Management will have discretion to employ the proceeds of the Offering in a manner management deems to be in the Company's best interests. In addition, expansion of the Company's business may include internal growth through increased lending.

DILUTION TO EARNINGS PER SHARE, RETURN ON EQUITY AND BOOK VALUE

     The Offering is expected to have a dilutive effect on earnings per share and return on equity in the period immediately following the Offering. Dilution in earnings per share and return on equity is expected in the short term because the proceeds of the Offering may be invested at the outset in assets that are both shorter term and lower yield than assets such as residential and commercial loans. The Company's strategy is to use the additional equity raised through the Offering in order to support asset growth, enhancing earnings per share and return on equity over a longer term. Purchasers of shares of Common Stock offered hereby will incur immediate dilution in the book value per share of their investment. See "Dilution."

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The Company's results of operations are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments, on the one hand, and interest paid on deposits and borrowings, on the other. In the early 1990s, many banking organizations experienced historically high interest rate spreads, meaning the difference between the interest rates earned on loans and investments and the interest rates paid on deposits and borrowings. More recently, however, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressures, and there can be no assurance that such interest rate spreads will not narrow even further or that such higher interest rate spreads will return. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ANTITAKEOVER PROVISIONS

     Federal law requires approval of the Board of Governors of the Federal Reserve System prior to any acquisition of control of a bank holding company. In addition, the Company's Amended and Restated Articles of Incorporation, as amended, and Code of Regulations contain provisions that could delay or make more difficult and costly an acquisition of control of the Company. Because these factors could prevent a shareholder from realizing the premium that is commonly paid to shareholders in connection with a change in control, these factors could adversely affect the price of the Common Stock after the Offering.

     For example, the Company will be subject to the "control share acquisition" and "merger moratorium" statutes under Ohio law, having declined the opportunity to opt out of coverage under those statutes. Assuming that all directors and executive officers as a group continue to retain at least a majority of the outstanding voting shares of the Company, that ownership position could be expected to deter any prospective acquiror from seeking to acquire ownership or control of the Company, allowing the Company's Board of Directors and management to defeat any acquisition proposal requiring approval of the Company's shareholders. The Company also has 2,000,000 shares of authorized but unissued Serial Preferred Stock, without par value, that may be issued in the future with such rights, privileges and preferences as are determined by the Board of Directors of the Company. Issuance of the Serial Preferred Stock could have the effect of making more difficult and costly or discouraging altogether any acquisition of the Company that is not supported by the Company's Board of Directors. See "Description of Capital Stock -- Certain Antitakeover Matters."

LENDING RISKS

     The risk of nonpayment of loans is inherent in commercial banking. Management attempts to minimize credit exposure by carefully monitoring the concentration of loans within specific industries, in addition to managing risks of individual credits through loan application and approval procedures. See "Business -- Lending Activities."

ECONOMIC CONDITIONS AND MONETARY POLICIES

     The Company's lending operations are concentrated in Lake County, Ohio, and the vast majority of the Company's loans are secured by real estate. These factors expose the Company to the risk of decline in the Lake County economy, particularly the risk of declining real estate values. Although the Company believes that economic conditions in the Company's market have been generally favorable in recent years, significant deterioration in economic conditions locally or on a wider scale could adversely affect the Company's business, including loan demand, the ability of borrowers to repay outstanding loans and the value of loan collateral. This in turn could result in increased levels of nonperforming loans and charge-offs and increases in the provision for loan losses.

     Conditions beyond management's control could have a significant impact on changes in net interest income from one period to the next. Examples of such conditions include: (1) the extent of credit demand from customers; (2) fiscal and debt management policies of the federal government, including changes in tax laws; (3) monetary policies of the Board of Governors of the Federal Reserve System; (4) introduction and growth of new investment instruments and transaction accounts by non-bank competitors of financial institutions; and (5) potential changes in rules and regulations governing payment of interest on deposit accounts.

COMPETITION

     Banking institutions operate in a highly competitive environment. The Company competes with other commercial banks, credit unions, savings institutions, finance companies, insurance companies, mortgage companies, mutual funds and other financial service organizations. Consolidation of the financial services industry in the Midwest in recent years has increased the level of competition among financial institutions and other financial service organizations. Additionally, recent and proposed legislative and regulatory changes may have the effect of increasing competition. For example, Congress' recent elimination of many restrictions on interstate branching may have the effect of increasing competition from large banks headquartered outside of Ohio. See "Supervision and Regulation -- Federal and State Bank Regulation
Generally -- Interstate Banking and Branching."

     Many of the Company's competitors have substantially greater resources than the Company, which offer those competitors advantages such as the ability to price services at lower, more attractive levels and the ability to provide larger credit facilities than the Company is able to provide. In addition, some of the Company's competitors offer products and services that are not offered by the Company. Likewise, some of the Company's competitors are not subject to the same kind and amount of regulatory restrictions and supervision to which the Company is subject. Because the Company is a community bank that is considerably smaller than other commercial lenders in the Company's market, the Company's legal lending limit does not allow the Company to make commercial loans in amounts many competitors can offer. The Company may from time to time accommodate loan volumes in excess of its lending limit through the sale of participations in loans to other banks.

ABSENCE OF WELL-ESTABLISHED MARKET FOR COMMON STOCK

     Prior to this Offering, there has not been a well-established market for the Common Stock. The Company believes that the trading that has occurred has been the result of privately negotiated transactions, and price information has not been generally publicly available. Although the Underwriter has advised the Company that the Underwriter anticipates making a market in the Common Stock following completion of the Offering, and the Company expects that the Common Stock will be approved for quotation on the Nasdaq Small-Cap Market, there can be no assurance that an active and liquid trading market for the Common Stock will develop.

DETERMINATION OF OFFERING PRICE

     The initial public offering price will be determined by negotiations between the Company and the Underwriter. The initial public offering price might not be indicative of, and could be greater than, the market price for Common Stock after the Offering. See "Underwriting" for a discussion of factors considered in the determination of the initial public offering price. There can be no assurance that shareholders will be able to sell their shares at or above the price at which the shares are being offered to the public.

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock could be affected adversely by the availability for sale of additional shares of Common Stock owned by the Company's current shareholders. Except for 42,564 shares of Common Stock sold by the Company in private transactions in 1998, all other shares of Common Stock currently issued and outstanding will be eligible for resale following the Offering, subject to (i) the volume limitations and other restrictions under Securities and Exchange Commission Rule 144 and (ii) directors' and executive officers' agreement with the Underwriter not to sell, transfer, assign or otherwise dispose of any shares of Common Stock for a period of 180 days after the closing of this Offering without the prior written consent of the Underwriter. See "Underwriting." Rule 144 issued under the Securities Act allows company affiliates to sell shares without registration in limited amounts and on certain conditions. See "Shares Eligible for Future Sale."

NO ASSURANCE OF DIVIDENDS

     It is anticipated that no cash dividends will be paid to the Company's shareholders for the foreseeable future. The Company will be dependent upon dividends paid to it by the Bank for funds to pay dividends on the Common Stock. There can be no assurance that future earnings of the Bank will be sufficient to permit payment by the Bank of cash dividends to the Company. Under state and federal law, the ability of the Bank or the Company to pay dividends may be restricted under certain circumstances. See "Supervision and Regulation -- Federal and State Bank Regulation Generally -- Dividends." Even if dividends may legally be paid, the amount and timing of dividends will be at the discretion of the Board of Directors. Rather than being paid in the form of cash dividends by the Bank to the Company or thereafter by the Company to its shareholders, earnings may instead be used to support growth or for other corporate purposes. See "Dividend Policy."

NEED FOR TECHNOLOGICAL CHANGE

     With frequent introductions of new technology-driven products and services, the banking industry is undergoing rapid technological changes. In addition to enhancing customer service, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Financial institutions' success is becoming increasingly dependent upon use of technology (i) to provide products and services that satisfy customer demands and (ii) to create additional operating efficiencies. Many of the Company's competitors have substantially greater resources to invest in technological improvements, which may enable them to perform various banking functions at lower costs than the Company. There can be no assurance that the Company will be able to develop and implement new technology-driven products or services or that the Company will be successful in marketing any such products or services to its customers.

     The Company is aware of the current concerns throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, commonly referred to as the "Year 2000 Problem." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Problem." A failure by a business such as the Company to identify properly and to correct a Year 2000 Problem in its operations could result in system failures or miscalculations. In turn, this could result in disruptions of operations, including among other things a temporary inability to process transactions, send invoices or otherwise engage in routine business transactions on a day-to-day basis. The Company currently does not expect the Year 2000 Problem to affect operations significantly, and the Company likewise does not expect costs associated with prevention or remediation of the Year 2000 Problem to be significant. Nevertheless, there can be no assurance that the Year 2000 Problem will not lead to temporary failures of critical systems and software programs on which the Company depends.

REGULATORY RISK

     The Company and the Bank are and will continue to be subject to extensive state and federal government supervision and regulation. Affecting many aspects of the banking business, including permissible activities, lending, investments, payment of dividends and numerous other matters, state and federal supervision and regulation is intended principally to protect depositors, the public and the deposit insurance funds administered by the Federal Deposit Insurance Corporation (the "FDIC"). Protection of shareholders is not a goal of banking regulation.

     Applicable statutes, regulations, agency and court interpretations and agency enforcement policies have been subject to significant changes, sometimes retroactively applied, and could be subject to significant changes in the future. There can be no assurance that changes in applicable laws and regulatory policies will not adversely affect the banking industry generally or the Company and the Bank in particular. The burdens of federal and state banking regulation may place banks in general, and the Company in particular, at a competitive disadvantage compared to less regulated competitors. See "Supervision and Regulation."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Articles of Incorporation, as amended, the Company's Code of Regulations and the Ohio General Corporation Law provide for indemnification of officers and directors, insulating officers and directors somewhat from liability for breaches of the duty of care. If a director or officer seeks indemnification under these provisions in the future, it is possible that the Company's indemnification obligation could someday require a charge against earnings, affecting the market value of the Common Stock and the availability of funds for payment of dividends to shareholders. See "Description of Capital Stock -- Limitations on Liability and Indemnification."

FORWARD-LOOKING STATEMENTS

     Certain statements throughout this Prospectus regarding the Company's financial position, business strategy and plans and objectives of Company management for future operations are forward-looking statements rather than statements of historical or current fact. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements are inherently uncertain, and there can be no assurance that the underlying assumptions will prove to be valid. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "Risk Factors," including but not limited to competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change, product development risks and general economic conditions.

Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

                                USE OF PROCEEDS

     After deducting the estimated underwriting discounts and Offering expenses payable by the Company, the net proceeds to the Company from the Offering are
estimated to be $     million (assuming an initial public offering price of
$          per share and assuming that the Underwriter's over-allotment option is not exercised). Substantially all of the net proceeds received by the Company in the Offering will be used to strengthen the capital position of the Company and support expansion of the Company's business, including selective acquisitions of community banks or branches, if such opportunities arise. Any funds not used for such purposes will be used for general corporate purposes.

                                DIVIDEND POLICY

     For the foreseeable future, the Company expects that earnings will be retained to finance growth of the Company and the Bank, rather than being paid as dividends. The Board of Directors has considered and will continue to consider the payment of cash dividends based upon such factors as the Company's and the Bank's financial condition and results of operations, investment opportunities, capital requirements and regulatory limitations.

     The ability of the Company and the Bank to pay dividends is affected by various regulatory requirements and policies, such as the requirement to maintain capital in excess of certain levels established by regulation. See "Supervision and Regulation." Regulatory requirements and policies may limit the Company's ability to obtain dividends from the Bank for the Company's cash needs, including funds for acquisitions, payment of dividends by the Company and payment of operating expenses.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1997 and as adjusted to reflect the sale by the Company of the Common Stock offered hereby.

                                                                  AT DECEMBER 31, 1997
                                                              ----------------------------
                                                              HISTORICAL    AS ADJUSTED(1)
                                                              ----------    --------------
(IN THOUSANDS)
Borrowings:
  FHLB Advances.............................................   $ 7,500         $    --
Shareholders' Equity:
  Serial Preferred Stock -- without par value; authorized
     2,000,000 shares; none issued or outstanding...........         0              --
  Common Stock -- without par value; authorized 10,000,000
     shares; 596,742 issued and outstanding(2)..............     1,492              --
  Additional paid-in capital................................     4,671              --
  Accumulated earnings......................................       265              --
                                                               -------         -------
     Total Shareholders' Equity.............................     6,428              --
                                                               -------         -------
          Total capitalization..............................   $13,928         $    --
                                                               =======         =======

---------------

(1) Adjusted for the sale of 1,100,000 shares of Common Stock at an assumed
    initial public offering price of $          per share and the anticipated
    application of net proceeds therefrom. See "Use of Proceeds."

(2) As adjusted for the 2-for-1 stock split on March 17, 1998. Does not include 28,000 shares reserved for issuance upon the exercise of options granted or that may be granted hereafter under the Company's 1998 Stock Option and Incentive Plan.

                                    DILUTION

     At December 31, 1997, the book value of the Common Stock was $6.4 million, or $10.77 per share. After taking into consideration the changes in book value resulting from the sale by the Company of Common Stock offered hereby (excluding any shares sold to the Underwriter pursuant to exercise of the over-allotment
option) at an assumed public offering price of $          per share, and after
taking into consideration application of the net proceeds from this Offering as well, the pro forma book value of the Company at December 31, 1997 would have
been $     million, or $          per share. This represents an immediate
increase in net book value of $          per share to existing shareholders and
dilution of $          per share to purchasers of Common Stock in this Offering.
Book value is determined by dividing shareholders' equity by the number of shares deemed outstanding. Book value is not necessarily indicative of the fair market value of shares outstanding. The following table illustrates on a fully diluted basis the dilution to purchasers of Common Stock in this Offering:

Assumed public offering price per share.....................            $13.00
Fully diluted book value per share at December 31, 1997.....  $
Increase per share attributable to investors................  $
Pro Forma fully diluted book value per share after the
  Offering(1)...............................................            $
Dilution of book value to investors(2)......................            $

---------------

(1) Pro forma fully diluted book value equals the $     million of adjusted
    shareholders' equity, plus net proceeds of $     from this Offering, divided
    by           pro forma shares outstanding.

(2) Dilution is determined by subtracting the pro forma book value after this Offering from the public offering price paid by investors in this Offering. Assuming that the Underwriter's over-allotment option is exercised in full,
    the pro forma fully diluted book value per share would be $          and the
    dilution to investors would be $          .

     The average price paid by directors and executive officers of the Company for shares of Common Stock (and, prior to the September 1997 holding company reorganization of the Bank, for shares of Bank common stock) in connection with and since the Bank's July 1994 acquisition of Great Lakes Commerce Bank was $10.02 per share. Such persons have purchased a total of 420,300 shares of Common Stock in connection with and after the July 1994 acquisition of Great Lakes Commerce Bank.

     The following table sets forth, as of March 20, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid to the Company by existing shareholders and the new investors purchasing shares of Common Stock in the Offering at an assumed public offering price of $13.00 per share (before deducting underwriting discounts and estimated Offering expenses):

                                      SHARES PURCHASED         TOTAL CONSIDERATION
                                    --------------------      ----------------------    AVERAGE PRICE
                                     NUMBER      PERCENT        AMOUNT       PERCENT      PER SHARE
                                    ---------    -------      -----------    -------    -------------
Existing shareholders.............    639,306     36.76%      $ 6,695,547     31.89%       $10.47
New investors.....................  1,100,000     63.24%      $14,300,000     68.11%       $13.00

     The Company recently adopted the 1998 Stock Option and Incentive Plan for officers, employees and non-employee directors. See "Management -- Stock Option Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected consolidated financial information concerning the Company and the Bank at the dates and for the periods indicated. Incorporated in 1997, the Company became the holding company for the Bank in September 1997. The selected financial information for each of the years ended December 31, 1997, 1996, 1995 and 1994 is derived from audited consolidated financial statements or the accounting records of the Company and the Bank. The information should be read in conjunction with the consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.

                                                       AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                       1997       1996       1995      1994(1)
(IN THOUSANDS, EXCEPT PER SHARE DATA)                 -------    -------    -------    -------
OPERATIONS
Interest income.....................................  $ 4,382    $ 3,234    $ 2,498    $   757
Interest expense....................................    1,938      1,325      1,014        276
                                                      -------    -------    -------    -------
Net interest income.................................    2,444      1,909      1,484        481
Provisions for loan losses..........................       97         77         51          0
                                                      -------    -------    -------    -------
Net interest income after provision for loan
  losses............................................    2,347      1,832      1,433        481
Non-interest income.................................      552        294        250         86
Non-interest expense................................    2,345      1,904      1,642        896
                                                      -------    -------    -------    -------
Income (loss) before federal income taxes...........      554        222         41       (329)
Federal income tax expense (benefit)
  Current...........................................      214         16          4        (20)
  Deferred..........................................       (4)        (6)         0         19
                                                      -------    -------    -------    -------
Net income (loss)...................................  $   344    $   212    $    37    $  (328)
                                                      =======    =======    =======    =======
FINANCIAL CONDITION
Total assets........................................  $66,631    $54,037    $40,915    $32,550
Cash and cash equivalents...........................    7,827     10,329      7,190      9,498
Investment securities...............................    1,619      1,142      4,305      4,670
Loans receivable -- net.............................   53,097     38,634     26,045     14,818
Deposits............................................   52,012     42,253     35,678     27,840
Federal Home Loan Bank advances.....................    7,500      5,000         --         --
Shareholders' equity................................    6,428      6,039      4,809      4,222
SHARE INFORMATION(2)
Earnings (loss) per share -- basic and diluted......  $   .58    $   .39    $   .07    $  (.72)
Book value per share................................  $ 10.77    $ 10.18    $  9.43    $  9.28
Weighted average shares outstanding.................  595,942    548,089    496,250    455,000
OTHER DATA(3)
Return on average assets............................     0.58%      0.46%      0.10%        --
Return on average equity............................     5.52%      3.88%      0.79%        --
Net interest margin.................................     4.62%      4.72%      4.68%        --
Net interest spread.................................     3.92%      4.07%      4.02%        --
Allowance for loan losses to total loans............     0.75%      0.81%      0.91%        --
Nonperforming assets to total assets................     0.17%      0.13%      0.00%        --
Shareholders' equity to total average assets........    10.87%     13.12%     13.13%        --
Total interest expense to gross interest income.....    44.23%     40.96%     40.59%        --

---------------

(1) From July 15, 1994 (inception) to December 31, 1994.

(2) Per share information gives effect for each period to the 2-for-1 stock split that occurred on March 17, 1998.

(3) Other Data for the partial year ended December 31, 1994 are not meaningful.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's principal asset is Bank common stock. Accordingly, the Company's results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts a general commercial banking business, gathering deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes.

     The Company's profitability depends primarily on net interest income, which is the difference between (a) interest income generated by interest-earning assets (i.e., loans and investments) and (b) interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities, as well as the relative amounts of interest-earning assets and interest-bearing liabilities. If the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets.

     To a lesser extent, the Company's profitability is also affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of service charges and other fees and income from the sale of loans and investment securities. Non-interest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC and other operating expenses.

     Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Company for the fiscal years ended December 31, 1997 and 1996. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere herein.

RESULTS OF OPERATIONS

     At the time of the Merger in July 1994, Great Lakes Commerce Bank was not a profitable institution, as measured by net income for the most recent annual period. In the years since the Merger, management has laid the foundation for continued growth in earnings and assets, doing so on a conservative basis intended to improve the Company's financial performance over time. During the process of building the Company into a profitable institution, the Company has incurred considerable short-term expense. However, management believes that this investment will benefit the Company in the future. As an example, all but one of the Company's original four offices have been relocated and two new branch offices have opened since the Merger. During 1998, the Company intends to open two more branch offices, both of which have been approved by the Ohio Division of Financial Institutions (the "Division") and the FDIC. Although the branch relocation and expansion has promoted asset and earnings growth, it has also represented substantial near-term costs, most notably facilities and equipment expense and compensation expense. These near-term costs will, in management's opinion, have a long-term benefit for the Company and its shareholders. Branch reconfiguration and de novo branch expansion have been and will be part of the Company's strategy to solidify its position as a leading community bank, capitalizing upon the Company's status as the only commercial bank headquartered in Lake County.

     The Company believes that the benefits of this strategy are already becoming apparent. For the period ended December 31, 1994 (from July 15, 1994 (inception) to December 31, 1994), the $328,244 net loss was largely attributable to factors already in place when new management took control in July 1994. Management's efforts have produced a positive earnings trend since the Merger, with net income of $37,060 for 1995 ($.07 per share), $211,943 for 1996 ($.39 per share) and $343,957 for 1997 ($.58 per share). The improvement each year was primarily the result of growth in the volume of loans, investments and deposits and the corresponding net interest income associated with increased volumes. Also affecting net income was an effective tax rate in 1997 of 37.9%, compared to 4.51% in 1996.

NET INTEREST INCOME

     1997 Compared to 1996. Net interest income for the year ended December 31, 1997 was $2.4 million, compared to $1.9 million for the year ended December 31, 1996, an increase of $534,461 million or 28.0%. This increase was caused primarily by an increase in average earning assets of $12.4 million between the years while average interest-bearing liabilities grew by $10.8 million. At the same time, the Company's interest rate spread decreased to 3.92% in 1997 from 4.07% in 1996. The Company's net interest margin also decreased in 1997 to 4.62% from 4.72% in 1996. However, the decrease in net interest spread and net interest margin was offset by an increase in the volume of net earning assets. The Company's decrease in interest rate spread and net interest margin was primarily a result of an increase in long-term borrowings needed to support increased loan volumes, which borrowings carry a higher interest cost than deposits.

     1996 Compared to 1995. Net interest income for the year ended December 31, 1996 was $1.9 million, compared to $1.5 million for the year ended December 31, 1995, an increase of $425,364 million or 28.7%. This increase was caused primarily by an increase in average earning assets of $8.7 million between the years while average interest-bearing liabilities grew by $7.4 million. At the same time, the Company's interest rate spread increased to 4.07% in 1996 from 4.02% in 1995. The Company's net interest margin also increased in 1996 to 4.72% from 4.68% in 1995. The change in interest rate spread and net interest margin in 1996 compared to 1995 was principally the result of maturing investments that were used to fund loan growth at a higher yield, with loan growth outpacing savings growth.

     Average Balances, Interest Rates and Yields. The following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the years presented. During the years indicated, non-accruing loans, if any, are included in the net loan category.

                                                                   AVERAGE BALANCES AND INTEREST RATES
                                                                         YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------------------------
                                                              1997                                     1996
                                             --------------------------------------   --------------------------------------
                                               AVERAGE       INCOME/     EFFECTIVE      AVERAGE       INCOME/     EFFECTIVE
                                               BALANCE       EXPENSE     YIELD/COST     BALANCE       EXPENSE     YIELD/COST
                                             -----------   -----------   ----------   -----------   -----------   ----------
INTEREST-EARNING ASSETS:
Mortgage-backed securities.................  $    24,339   $      (619)     -2.54%    $    41,225   $     2,954       7.16%
Loans receivable:
  Real estate mortgage(1)..................   27,004,160     2,087,781       7.73%     18,588,442   $ 1,420,956       7.64%
  Commercial & other(1)....................   16,212,406     1,631,713      10.06%     11,169,811     1,069,009       9.57%
  Consumer.................................    3,534,530       316,106       8.94%      2,982,556       266,723       8.94%
                                             -----------   -----------    -------     -----------   -----------    -------
    Total Loans Receivable.................   46,751,096     4,035,600       8.63%     32,740,809     2,756,688       8.42%
Cash-Interest earning......................       18,294         1,473       8.05%          9,778           512       5.23%
Securities:
  FHLB Stock...............................      409,205        29,421       7.19%        106,701         8,738       8.19%
  U.S. Treasuries..........................      603,032        39,378       6.53%      1,495,531       103,195       6.90%
  U.S. Government..........................      509,032        29,709       5.84%        878,122        81,979       9.34%
                                             -----------   -----------    -------     -----------   -----------    -------
    Total Securities.......................    1,521,269        98,508       6.48%      2,480,354       193,912       7.82%
Federal funds..............................    4,576,840       247,079       5.40%      5,170,828       279,733       5.41%
                                             -----------   -----------    -------     -----------   -----------    -------
Total Earnings Assets......................   52,891,838     4,382,041       8.28%     40,442,994     3,233,799       8.00%
                                                           -----------                              -----------
Non interest-earning assets................    6,248,155                                5,595,085
                                             -----------                              -----------
  Total Assets.............................  $59,139,993                              $46,038,079
                                             ===========                              ===========
INTEREST-BEARING LIABILITIES:
Deposits:
  DDA Interest Earning.....................  $ 4,372,338   $    90,704       2.07%    $ 3,648,864   $    80,312       2.20%
  Savings accounts.........................   24,447,474       898,299       3.67%     21,587,952       771,858       3.58%
  Certificates of deposit..................    9,229,811       512,833       5.56%      7,085,051       387,788       5.47%
                                             -----------   -----------    -------     -----------   -----------    -------
    Total Deposits.........................   38,049,623     1,501,836       3.95%     32,321,867     1,239,958       3.84%
Borrowings.................................    6,410,417       436,439       6.81%      1,363,636        84,536       6.20%
                                             -----------   -----------    -------     -----------   -----------    -------
  Total interest-bearing liabilities.......   44,460,040     1,938,275       4.36%     33,685,503     1,324,494       3.93%
                                                           -----------                              -----------
Non interest-bearing liabilities...........    8,444,677                                6,886,879
Shareholders' equity.......................    6,235,276                                5,465,697
                                             -----------                              -----------
  Total liabilities and stockholders'
    equity.................................  $59,139,993                              $46,038,079
                                             ===========                              ===========
Net interest income and interest rate
  spread...................................                $ 2,443,766       3.92%                  $ 1,909,305       4.07%
                                                           ===========                              ===========
Net interest margin(2).....................                                  4.62%                                    4.72%
Ratio of Average Interest-Earning
  Assets to Interest-Bearing Liabilities...                                118.96%                                  120.06%

                                              AVERAGE BALANCES AND INTEREST RATES
                                                    YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                                              1995
                                             --------------------------------------
                                               AVERAGE       INCOME/     EFFECTIVE
                                               BALANCE       EXPENSE     YIELD/COST
                                             -----------   -----------   ----------
INTEREST-EARNING ASSETS:
Mortgage-backed securities.................  $    57,370   $     3,749       6.53%
Loans receivable:
  Real estate mortgage(1)..................   10,294,494       798,300       7.75%
  Commercial & other(1)....................    7,105,441       733,206      10.32%
  Consumer.................................    2,809,905       254,356       9.05%
                                             -----------   -----------    -------
    Total Loans Receivable.................   20,209,840     1,785,862       8.84%
Cash-Interest earning......................            0             0       0.00%
Securities:
  FHLB Stock...............................            0             0       0.00%
  U.S. Treasuries..........................    2,997,696       198,416       6.62%
  U.S. Government..........................    2,740,425       171,399       6.25%
                                             -----------   -----------    -------
    Total Securities.......................    5,738,121       369,815       6.44%
Federal funds..............................    5,720,797       338,580       5.92%
                                             -----------   -----------    -------
Total Earnings Assets......................   31,726,128     2,498,006       7.87%
                                                           -----------
Non interest-earning assets................    4,912,388
                                             -----------
  Total Assets.............................  $36,638,516
                                             ===========
INTEREST-BEARING LIABILITIES:
Deposits:
  DDA Interest Earning.....................  $ 2,471,172   $    51,213       2.07%
  Savings accounts.........................   18,694,003       687,463       3.68%
  Certificates of deposit..................    5,150,757       275,389       5.35%
                                             -----------   -----------    -------
    Total Deposits.........................   26,315,932     1,014,065       3.85%
Borrowings.................................            0             0       0.00%
                                             -----------   -----------    -------
  Total interest-bearing liabilities.......   26,315,932     1,014,065       3.85%
                                                           -----------
Non interest-bearing liabilities...........    5,606,730
Shareholders' equity.......................    4,715,854
                                             -----------
  Total liabilities and stockholders'
    equity.................................  $36,638,516
                                             ===========
Net interest income and interest rate
  spread...................................                $ 1,483,941       4.02%
                                                           ===========
Net interest margin(2).....................                                  4.68%
Ratio of Average Interest-Earning
  Assets to Interest-Bearing Liabilities...                                120.56%

---------------

(1) Includes construction loans

(2) Net interest margin is net interest income divided by average interest earning assets

     Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities, and changes in net interest income that are attributable to changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The table reflects the extent to which changes in interest income and changes in interest expense are attributable to changes in volume (changes in volume multiplied by the prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                                                                 YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------
                                                    1997 VS. 1996                       1996 VS. 1995
                                              INCREASE (DECREASE) DUE TO          INCREASE (DECREASE) DUE TO
                                          ----------------------------------   --------------------------------
                                            VOLUME       RATE       TOTAL        VOLUME       RATE      TOTAL
                                          ----------   --------   ----------   ----------   --------   --------
Interest income attributable to:
  Loans receivable......................  $1,208,477   $ 70,435   $1,278,912   $1,051,390   $(80,564)  $970,826
  Investment securities.................     (66,108)   (29,296)     (95,404)    (282,546)   106,643   (175,903)
  Mortgage-backed securities............        (829)    (2,744)      (3,573)      (1,210)       415       (795)
  Federal funds sold....................     (32,137)      (517)     (32,654)     (31,035)   (27,812)   (58,847)
  Interest earning deposits with
    banks...............................         594        367          961          256        256        512
                                          ----------   --------   ----------   ----------   --------   --------
    Total interest income...............   1,109,997     38,245    1,148,242      736,855     (1,062)   735,793
Interest expense attributable to:
  Deposits..............................     225,436     36,442      261,878      228,493     (2,600)   225,893
  Borrowings............................     342,790      9,113      351,903       42,268     42,268     84,536
                                          ----------   --------   ----------   ----------   --------   --------
    Total interest expense..............     568,226     45,555      613,781      270,761     39,668    310,429
Increase (decrease) in net interest
  income................................  $  541,771   $ (7,310)  $  534,461   $  466,094   $(40,730)  $425,364
                                          ==========   ========   ==========   ==========   ========   ========

PROVISION FOR LOAN LOSSES

     1997 Compared to 1996. The provision for loan losses was $97,000 in 1997, compared to $77,000 in 1996, a $20,000 increase, or 26.0%. The provision for loan losses was based upon management's assessment of relevant factors, including types and amounts of nonperforming loans, historical and anticipated loss experience on such types of loans, and current and projected economic conditions. As was the case in 1996, the increase in the provision for loan losses was principally a result of increased loan volume. Refer to Notes 1(d) and 3 of Notes to Consolidated Financial Statements for additional information.

     1996 Compared to 1995. The provision for loan losses was $77,000 in 1996, compared to $50,500 in 1995, an increase of $26,500 or 52.5%. Refer to Notes 1(d) and 3 of Notes to Consolidated Financial Statements for additional information.

NON-INTEREST INCOME

     1997 Compared to 1996. Total non-interest income was $551,852 for the year ended December 31, 1997, compared to non-interest income of $293,879 for the year ended December 31, 1996, an increase of $257,973 or 87.8%. The $80,889 increase in loan fee income, an increase of 78.0% for the year, accounted for the largest portion of the increase in other income. The increase in loan fee income was largely attributable to interest points charged by the Company on an increased volume of construction lending during 1997, which amortizes typically within a six- to nine-month period. Other service charges and fees increased $68,156 in the year ended December 31, 1997, an 87.6% increase, principally as a result of new transaction fees imposed by the Company for use of Company ATMs by customers of other financial institutions. Service charges on demand accounts increased $33,959, or 30.7%, due to the growth in the Company's demand deposit accounts ("DDA," or checking) during 1997 and the accompanying growth in account-related fees, such as returned item fees.

     During the periods discussed herein, as a general matter management priced deposits at rates competitive with rates offered by the leading commercial banks in the Company's market area, which rates tend to be somewhat lower than rates offered by thrift institutions in the Company's market area. The Company generally does not impose service charges and fees to the same extent as other local institutions. Although a wider range of service charges and fees and higher service charges and fees would yield more income for each dollar of deposits, the Company believes that imposing service charges and fees on a basis equivalent to those imposed by many other area commercial banks would adversely affect deposit growth. In order to promote deposit growth and to provide cross-selling opportunities to Bank customers, the Company has not adopted an aggressive fee structure. Deposit growth was generated by developing strong customer relationships, cross-selling deposit relationships to loan customers and obtaining increased growth from branch offices opened in recent years. Non-interest bearing DDA deposits grew $1.9 million in 1997 to $8.3 million. Management intends to continue promoting the Company's non-interest bearing deposit products in order to obtain additional interest-free, lendable funds.

     The Company realized a total gain on sale of assets during 1997 of $76,600, representing sale of loans to the Federal Home Loan Mortgage Corporation (the "FHLMC"). In the past, the Company selectively retained fixed-rate loans in order to increase its loan-to-deposit ratio. Although the Company has retained fixed-rate mortgage loans in its portfolio, the Company may sell fixed-rate loans in the secondary market to the FHLMC, with .25% servicing retained, or on a servicing-released basis to other financial institutions. The proceeds of such sales can be reinvested in additional lending. Moreover, management believes that the sale of fixed-rate loans should enhance asset/liability management. That is, retention of long-term, fixed-rate mortgage loans in the Company's portfolio during periods of rising interest rates would adversely affect the Company's net interest margins, because the cost of the Company's liabilities would increase while earnings on the Company's assets remained stable.

     1996 Compared to 1995. Total non-interest income was $293,879 for the year ended December 31, 1996, compared to non-interest income of $249,620 for the year ended December 31, 1995, an increase of $44,259, or 17.7%. Substantially all of the increase was attributable to increases in loan fee income and service charges on demand accounts. Loan fee income increased $12,726 during 1996, or 14.0%, due to interest points charged by the Company on an increased volume of construction lending, which amortizes typically within a six- to nine-month period. Service charges on demand accounts increased $24,265 during 1996, or 28.1%, due to growth in demand deposit accounts and the accompanying growth in account-related fees, such as returned item fees. The Company realized nominal gains on sales of assets during 1996, a period when the Company was making the transition from originating loans to be held in portfolio to originating loans for resale into the secondary loan market.

NON-INTEREST EXPENSE

     1997 Compared to 1996. Total non-interest expense was $2.3 million in 1997, compared to $1.9 million in 1996, an increase of $440,503 or 23.1%. The larger components of non-interest expense included compensation and related benefits, which increased $219,749, or 23.1%. The increase in compensation and related benefits expense was due principally to increases in Company staff, higher pension and insurance benefit costs and normal merit raises. The $69,743 increase during 1997 in office occupancy and equipment expense, an 18.7% increase, was attributable in significant part to the remodeling of the Willoughby branch office and relocation of the Wickliffe branch office in 1997. Office occupancy and equipment expense is net of rental income earned by the Company on space leased in its main office to OsAir, Inc., which is controlled by a director of the Company. See "Business -- Properties," and "Certain Relationships and Related Party Transactions."

     The $56,046, or 93.5%, increase in data processing expense during 1997 reflects normal costs under the agreement entered into in 1995 with the Company's new electronic data processing provider. The Company benefitted in 1996 from a one-time, new-customer credit from the Company's current electronic data processing provider. The data processing contract has a term of five years, renewing automatically thereafter for two year terms unless cancelled.

     Franchise taxes payable to the State of Ohio are calculated by reference to the amount of shareholders' equity and, accordingly, have increased each year as shareholders' equity has grown. Professional fees increased with additional legal expense incurred in connection with establishment of the Bank's holding company in 1997. Other operating expenses increased due primarily to asset growth year-to-year. The "deposit base intangible" asset that arose out of the Merger is being amortized over a period of ten years, accounting for the decrease in the amortization of intangibles expense category year-to-year. Refer to Note 5 of Notes to Consolidated Financial Statements for additional information concerning the "deposit base intangible" asset.

     1996 Compared to 1995. Total non-interest expense was $1.9 million in 1996, compared to $1.6 million in 1995, an increase of $262,350 or 16.0%. The increase resulted primarily from increases in employee compensation and benefits of $108,358, or 12.8%, occupancy and equipment of $123,010, or 49.3%, and other operating expense of $50,840, or 50.9%. The increase in compensation and benefits expense resulted in part from normal merit increases. The relocation of the Painesville branch office facility in mid-year 1995 and opening of the Willoughby Hills office in 1996 contributed to increased compensation and benefits expense and increased office occupancy and equipment expense in 1996, due to relocation costs, costs related to establishing a new branch office and costs associated with staffing of the new branch.

     The Company benefitted in 1996 from a one-time, new-customer credit from the Company's current electronic data processing provider, resulting in a $18,895 decrease in data processing expense in 1996. State franchise taxes increased as a result of the growth in shareholders' equity year-to-year. Other operating expenses increased due primarily to asset growth year-to-year.

FEDERAL INCOME TAXES

     1997 Compared to 1996. Federal income tax expense was approximately $210,000 in 1997, compared to $10,000 in 1996. During 1996, the Company recognized a $76,418 tax benefit from the elimination of a valuation allowance against a deferred tax asset related to net operating loss carryforwards that were used in the 1996 tax return. Refer to Note 11 of Notes to Consolidated Financial Statements for additional information.

     1996 Compared to 1995. Federal income tax expense was $10,000 in 1996, compared to $4,110 in 1995. During 1995, the Bank recognized a $16,968 tax benefit from the change in the valuation allowance against a deferred tax asset related to net operating loss carryforwards that were used in the 1995 tax return. The tax benefit recognized in 1995 reduced the valuation allowance to $76,418. Refer to Note 11 of Notes to Consolidated Financial Statements for additional information.

FINANCIAL CONDITION

     Assets. Total assets amounted to $67 million at December 31, 1997, compared to $54 million at December 31, 1996, an increase of $12.6 million or 23.3%. The growth in assets is attributable almost entirely to growth in the Company's loan portfolio, as cash and cash equivalents decreased in order to fund loan growth. Loan growth has been most dramatic in residential loans, which account for approximately one half of the Company's total loan portfolio, while commercial and construction loans also contributed to loan growth. Total loans (net of allowance for loan losses) at December 31, 1997 were $53.1 million, compared to $38.6 million at December 31, 1996, while total deposits at December 31, 1997 were $52.0 million, compared to $42.3 million at December 31, 1996. Total loan growth of $14.5 million, or 37.4%, outpaced deposit growth of $9.8 million, or 23.1%. Accordingly, Federal Home Loan Bank of Cincinnati ("FHLB") advances, federal funds and short-term lines of credit from financial institutions were employed as additional funding sources.

     Cash equivalents (cash and amounts due from banks and federal funds sold) declined by $2.5 million, or 24.2%, during 1997, to a total of $7.8 million. Increased lending activity accounted for the decrease in cash equivalents. In the past, the Company selectively retained fixed-rate loans in order to increase its loan-to-deposit ratio. Although the Company has retained fixed-rate mortgage loans in its portfolio, the Company may sell fixed-rate loans in the secondary market to the FHLMC, with .25% servicing retained, or on a servicing-released basis to other financial institutions. Adjustable-rate mortgage loans ordinarily are retained in the Company's loan portfolio. Approximately 36.5% of the Company's portfolio of conventional mortgage loans secured by 1-4 family residences are adjustable rate. See "Business -- Lending Activities."

     Allowance for Loan Losses. The provision for loan losses represents a charge to earnings for maintaining the allowance at a level management believes is adequate. Management reviews the allowance monthly in order to ensure that the allowance remains adequate to absorb potential losses identified by the portfolio review process. The review of the portfolio takes into account loan growth and the level of delinquent and nonperforming loans in the portfolio, considering also such external factors as current and anticipated economic conditions in the primary market area.

     The Company's allowance for loan losses totaled $402,534 and $314,893 at December 31, 1997 and 1996, respectively, representing .75% and .81% of total net loans as of the respective dates. At December 31, 1997 and 1996, the Company's allowance represented 349.0% and 443.5% of nonperforming loans as of the respective dates.

     Although management believes that it uses the best information available in providing for possible loan losses and believes that the allowance was adequate at December 31, 1997, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

CAPITAL

     Shareholders' equity of the Company was $6.4 million at December 31, 1997. On January 26, 1998, the Company concluded sale of an additional 18,800 shares of Common Stock pursuant to a private offering, at the price of $12.50 per share, for additional equity of $235,000. On March 16, 1998, the Company sold an additional 23,764 shares of Common Stock, also at the price of $12.50 per share, issuing such stock in payment of the purchase price for a parcel on which the Bank is establishing a new branch. See "Business -- Properties."

     As of December 31, 1997, the Company was in compliance with applicable regulatory capital requirements, as shown in the following table (see "Supervision and Regulation -- Federal and State Bank Regulation
Generally -- Capital Adequacy and Prompt Corrective Action"):

                                          COMPANY          MINIMUM NECESSARY TO BE   MINIMUM NECESSARY TO BE
                                    AT DECEMBER 31, 1997      WELL CAPITALIZED       ADEQUATELY CAPITALIZED
                                    --------------------   -----------------------   -----------------------
Total Risk-Based Capital Ratio....         13.84%                   10.00%                    8.00%
Tier 1 Risk-Based Capital Ratio...         12.96%                    6.00%                    4.00%
Leverage Ratio....................         10.12%                    5.00%                    3.00%

     As of December 31, 1997, the Company's ratio of total equity capital to totals assets was 9.65%.

     Based on its capital levels at December 31, 1997, the Company qualifies as a "well-capitalized" institution, the highest of five tiers under applicable regulatory definitions. It is management's intention to operate the Company as a well-capitalized institution within the meaning of applicable regulatory definitions; however, the Company could from time to time fall below the highest level. See "Supervision and Regulation -- Federal and State Bank Regulation Generally -- Capital Adequacy and Prompt Corrective Action."

LIQUIDITY

     Like other financial institutions, the Company must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The primary sources of funds are deposits, principal and interest payments on loans, proceeds of loan sales, federal funds and FHLB borrowings. These funds are used principally to originate loans. The Bank has a nonbinding agreement with the FHLMC to sell $5 million fixed-rate mortgage loans, with $2.3 million sold as of the date hereof.

     At December 31, 1997, certificates of deposit represented 21.1% of the total deposits of the Company, while DDA (checking accounts) represented 25.2% and savings accounts 53.7%. Of the total $11.0 million certificates of deposit at December 31, 1997, certificates totaling $6.5 million mature in 1998, and certificates totaling $591,343 mature in 1999. Together, these figures represent 64.9% of the total certificates of deposit at December 31, 1997. Management believes that, consistent with the Company's experience, the majority of maturing certificates of deposit will be renewed at market rates of interest. Golden Passbook accounts, which provide for a return that is 100 basis points higher than a regular passbook account, accounted for $22.5 million, or approximately 43.2%, of deposits at December 31, 1997. Many of the large Golden Passbook deposits, which are short term and adjust to changes in market interest rates, and many large certificate of deposit accounts are held by insiders of the Company. Messrs. Jerome T. and Richard M. Osborne are, individually and with affiliated companies and immediate family members, the Company's most substantial depositors, with total deposits of approximately $4.8 million as of February 28, 1998, $5.1 million as of December 31, 1997 and $4.4 million as of December 31, 1996.

     The Bank has used advances from the FHLB as a source of funds for its lending activity. The amount that the Bank may obtain in the form of advances from the FHLB is determined by a formula on a quarterly basis. The formula is based upon the total amount of single-family mortgages in the Bank's portfolio, as reported in the Bank's quarterly call report, the percentage of the Bank's total loan portfolio represented by single-family mortgages and the amount of FHLB stock held by the Bank. See "Supervision and Regulation -- Federal and State Bank Regulation Generally -- Federal Home Loan Banks." At December 31, 1997, the Bank had $7.5 million of outstanding FHLB advances. As of March 5, 1998, the Bank could have obtained additional advances from the FHLB of approximately $8.3 million.

     FHLB advances are secured by a portion of the Bank's mortgage portfolio and certain other assets. Likewise, most of the Bank's short-term investments are subject to pledge and therefore provide limited liquidity. In addition to advances, the Bank may obtain funds from the FHLB through a $1.5 million overnight line of credit. The Bank also has an agreement with a major regional bank for $400,000 of short-term funds and relationships with other institutions for the purpose of obtaining short-term overnight funds, or "fed funds."

     As of December 31, 1997, the Company had commitments to fund a total of $1.8 million of fixed-rate loans, and $6.9 million of variable-rate and adjustable-rate loans, compared to commitments to fund approximately $1 million of fixed-rate loans and $6.9 million of variable-rate and adjustable-rate loans at the end of 1996. Included within these commitments at year-end 1997 are unused commercial lines of credit and standby letters of credit of $867,475 and $621,124, respectively. Management believes the Company has adequate resources to meet its normal funding requirements.

ASSET/LIABILITY MANAGEMENT

     Like other financial institutions, the Company is subject to interest rate risk to the degree that its interest-earning assets mature or reprice more rapidly than, or on a different basis from, its interest-bearing liabilities, primarily borrowings and deposits with short- and medium-term maturities, in a period of declining interest rates. Although having assets that mature or reprice more frequently on average than liabilities will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net interest income during periods of declining interest rates.

     The Company monitors its interest rate sensitivity position and attempts to limit the exposure to interest rate risk. The Company's policy is that the one-year cumulative interest rate sensitivity gap should generally be within a range of negative 13% to positive 8%. As the following table illustrates, the Company's one-year gap is currently outside of this range, with a positive one-year gap of 12.8%. This is due in part to higher than normal amounts of fed funds (short-term loans by the Company to other financial institutions) as of December 31, 1997, which is in turn a result of sales of loans to the secondary market. The Company is in the process of reducing its one-year gap to a figure within the range set forth in the Company's funds management policy.

     The following table illustrates the maturities or repricing of the Company's assets and liabilities at December 31, 1997, based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Prepayment assumptions have not been applied to fixed-rate mortgage loans. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management's best estimate, taking into account, among other things, the proposed policy statement issued by federal bank regulators on August 4, 1995.

                                                 MATURING OR REPRICING PERIODS
                              -------------------------------------------------------------------
                                WITHIN         4-12           1-5         OVER 5
                               3 MONTHS       MONTHS         YEARS         YEARS         TOTAL
                              -----------   -----------   -----------   -----------   -----------
INTEREST-EARNING ASSETS:
  Adjustable-rate mortgage
     loans..................  $ 1,407,992   $ 2,916,875   $ 6,234,576   $ 1,613,007   $12,172,450
  Fixed-rate mortgage
     loans..................            0             0       640,196    16,863,230    17,503,426
  Commercial loans..........    7,833,991     1,744,852     8,798,083     1,451,284    19,828,210
  Consumer loans............    1,685,817       236,558     1,431,068       642,456     3,995,899
  Investments and mortgage-
     backed securities......      600,000             0     1,000,000       432,700     2,032,700
  Fed Funds.................    5,264,000             0             0             0     5,264,000
                              -----------   -----------   -----------   -----------   -----------
          Total.............  $16,791,800   $ 4,898,285   $18,103,923   $21,002,677   $60,796,685
                              ===========   ===========   ===========   ===========   ===========
INTEREST-BEARING
  LIABILITIES:
  Certificates of deposit...  $ 2,017,868   $ 4,527,028   $ 4,451,059   $         0   $10,995,955
  Money market..............       72,079        72,079       144,158             0       288,316
  NOW accounts..............      451,185       451,185     1,804,738     1,804,738     4,511,846
  Passbook accounts.........    2,792,697     2,792,697    11,170,786    11,170,787    27,926,967
  FHLB Advances.............            0             0     7,500,000             0     7,500,000
                              -----------   -----------   -----------   -----------   -----------
          Total.............  $ 5,333,829   $ 7,842,989   $25,070,741   $12,975,525   $51,223,084
                              ===========   ===========   ===========   ===========   ===========
Interest Rate Sensitivity
  Gap.......................  $11,457,971   $(2,944,704)  $(6,966,818)  $ 8,027,152   $ 9,573,601
Cumulative Interest Rate
  Sensitivity Gap...........  $11,457,971   $ 8,513,267   $ 1,546,449   $ 9,573,601            --
Cumulative Interest Rate
  Sensitivity Gap as a
  Percent Of Total Assets...        17.20%        12.78%         2.32%        14.37%           --

     The method used to analyze interest-rate sensitivity has a number of limitations. The "gap" analysis above is based upon assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. Because these assumptions are no more than estimates, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. The actual prepayments and withdrawals experienced by the Company in the event of a change in interest rates could possibly deviate significantly from those assumed in calculating the data shown in the table. Certain assets, adjustable rate loans for example, commonly have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of many borrowers to service their debt could diminish in the event of an interest rate increase. Therefore, the gap table above does not and cannot necessarily indicate the actual future impact of general interest movements on the Company's net interest income.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997 the Financial Accounting Standards Board (the "FASB") issued Statement No. 130, "Reporting of Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. SFAS 130 also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This new accounting standard is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company does not anticipate that the adoption of SFAS 130 will have a material effect on its financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. The Company does not anticipate that the adoption of SFAS 131 will have a material effect on its financial statements.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132"), which standardizes the disclosure requirements for pensions and other postretirement benefits. SFAS 132 requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of pension and other postretirement benefit plans. SFAS 132 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. The Company does not anticipate that the adoption of SFAS 132 will have a material effect on its financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related data herein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Because the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and service have a relatively minor impact on the Company's total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Company. See "Asset/Liability Management."

YEAR 2000 PROBLEM

     The Company is aware of the current concerns throughout the business community of reliance upon computer software programs that do not properly recognize the year 2000 in date formats, commonly referred to as the "Year 2000 Problem." The Year 2000 Problem is the result of software code being written using two digits rather than four digits to define the application year (e.g., "98" rather than "1998"). A failure by a business to identify properly and to correct a Year 2000 Problem in its operations could result in system failures or miscalculations. In turn, this could result in disruptions of operations, including among other things a temporary inability to process transactions, send invoices or otherwise engage in routine business transactions on a day-to-day basis.

     The Company's data processing function is undertaken pursuant to a contract with an electronic data processing firm that services banking institutions nationwide. Accordingly, the Company relies upon computer systems and software maintained by the third-party vendor rather than internally generated software. Operations of the Company depend upon the successful operation on a daily basis of the third-party provider's computer systems and software. Based upon ongoing discussions with the Company's electronic data processing provider, the Company currently expects that its Year 2000 computer compliance will be achieved principally pursuant to the terms of and consistent with the Company's existing electronic data processing services contract. The Company does not expect the Year 2000 Problem to affect operations significantly, and the Company likewise does not expect costs associated with prevention or remediation of the Year 2000 Problem to be significant.

                                    BUSINESS

GENERAL

     The Company is a one-bank holding company that owns all of the outstanding common stock of the Bank. The Company was incorporated on March 5, 1997 for the purpose of becoming the holding company for the Bank. The holding company reorganization of the Bank was completed on September 12, 1997. With its main office in the City of Mentor, the Bank is the only commercial bank headquartered in Lake County, Ohio, the Company's primary service area. The Company provides a focused core of banking services, primarily for individuals and small to medium-sized businesses.

     The Company's lending services focus primarily on secured lending for residential and commercial real estate. Most of the Company's loans are secured by first mortgages or junior mortgages on various types of real estate, including single-family residential, multi-family residential, mixed use, commercial, developed and undeveloped real estate. The Company generally does not offer commercial loans secured exclusively by accounts receivable and inventory.

     The Company offers a broad array of deposit products, including checking and savings accounts and certificates of deposit. Although the Company attempts to be competitive with other financial institutions in its market area, the Company generally sets its interest rates on deposits based on those offered by the leading commercial banks in the area, rather than those offered by the leading thrift institutions.

     The Company also maintains relationships with correspondent banks and other independent financial institutions to provide other services as requested by customers, including loan participations in circumstances in which the requested loan amount exceeds the Company's legal lending limit.

     The Bank is the successor to Great Lakes Commerce Bank, which was chartered as an Ohio banking corporation in April of 1957. On July 18, 1994, the Bank was acquired by an investment group led by Jerome T. Osborne, Sr. and his son, Richard M. Osborne. At the time of the Merger, Great Lakes Commerce Bank had total assets of approximately $19 million, with four offices. By the end of 1997, the Bank had grown to approximately $67 million in total assets, opened two new offices and relocated three offices, including the main office.

     Together, Messrs. Jerome T. and Richard M. Osborne have more than forty years of banking experience in Northeast Ohio. Jerome T. Osborne, Sr. was a founder of Mentor Savings Bank, which was acquired by Chase Manhattan Corporation in 1985. He had also been Chairman of the Board of State Bank & Trust Company in Mentor, which was acquired by BancOhio National Bank (now part of National City Corporation) in 1982. From 1977 to 1981, Richard M. Osborne also served as a director of State Bank & Trust Company in Mentor. He thereafter served as Consulting Director of BancOhio National Bank, until 1984. From 1985 to 1990, Richard M. Osborne was a principal shareholder of Peoples Savings Bank in Northeast Ohio and served as Chairman at the time of its acquisition by First Bancorporation of Ohio (now FirstMerit Corporation) in 1990. See "Management."

     At December 31, 1997, the Company had total assets of $67 million, total deposits of $52.0 million, shareholders' equity of $6.4 million, a Tier 1 capital ratio of 12.9%, non-performing assets to total assets ratio of .17% and an allowance for loan losses to total loans ratio of .75%. For the year ended December 31, 1997, the Company reported net income of $343,957 or $.58 per share, compared to $211,943 or $.39 per share for the year ended December 31, 1996. At December 31, 1997, the Bank exceeded all regulatory capital requirements.

MARKET AREA

     The Company's primary service area is Lake County, Ohio, which is contiguous to Cuyahoga County (which includes Cleveland). The Bank is the only commercial bank headquartered in Lake County, Ohio. Lake County is comprised of 23 cities, villages or townships, ranking twelfth in population and fifth in median household income in 1996 out of Ohio's 88 counties. According to statistical data obtained by the Company, Lake County has approximately 6,246 business establishments, an unemployment rate of 3.6% as of

November 1997 (compared to 4.2% for the State of Ohio as a whole) and per capita income that is estimated to have grown approximately 26.7% from 1990 to 1996 (compared to 20.2% for the State of Ohio as a whole).

     Lake County is also a significant banking market. According to FDIC data, as of June 30, 1997, total deposits in Lake County, Ohio were approximately $2.6 billion, including commercial banks, savings banks and savings associations.

BUSINESS STRATEGY

     The Company's business strategy is focused on the following elements:

     Emphasis on Community Banking. The Company strives to maintain its strong commitment to community banking. As the only commercial bank headquartered in Lake County, the Company's goal is to attract individuals and small to medium-sized businesses as customers, demonstrating an active interest in their individual and business banking needs. Management believes that a locally managed institution is better able to serve the particular needs of local customers, respond to requests in a more timely fashion and establish a loyal customer base through the personal attention of senior banking officers. As a part of this strategy, each of the Bank's offices offers convenient hours, drive-through teller facilities and an automated teller machine. See "Properties."

     Growth Through Internal Branch Expansion. Since the Merger, the Company's growth has been accomplished through internal growth. Internal growth has been driven by the relocation of three existing offices and the opening of two new offices. The new offices include a second Mentor location (9365 Mentor Avenue), which opened on July 20, 1994 and had $6.4 million in total deposits as of December 31, 1997, and the Willoughby Hills, Ohio office, which opened on April 27, 1996 and had $2.0 million in total deposits as of December 31, 1997. The Company has received regulatory approval for two new offices in Lake County, which it intends to open in 1998.

     Growth Through Selected Acquisitions. In addition to the Company's pursuit of internal growth, management believes that external growth opportunities can be found in acquisitions of other community banks or branch offices. The Company intends to pursue community bank and branch acquisitions to enhance the Company's current network and further penetrate the Company's market area. From time to time, management reviews and evaluates potential acquisitions; however, the Company has not acquired any banks or branches to date and currently has no agreements or understandings to make any such acquisitions. There can be no assurance that the Company will be successful in implementing its acquisition strategy.

     Secured Lending in the Company's Primary Market. The Company's lending philosophy concentrates primarily on 1-4 family real estate and commercial real estate lending, principally in Lake County. As of December 31, 1997, 1-4 family real estate loans and commercial real estate loans comprised 52.2% and 29.7% of the total net loan portfolio, respectively. As of December 31, 1997, 95.3% of the Company's loans were secured loans, and 89.0% of the Company's loans were secured by real estate. Management intends to expand its commercial real estate lending in an effort to enhance profitability and reduce interest rate risk.

COMPETITION

     There are many bank, savings bank, savings association and credit union offices located within the Company's primary market area. All of the competitor bank, savings bank and savings association offices are branches of larger institutions headquartered outside of Lake County. In addition to banks, savings banks, savings associations and credit unions, the Company competes with finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds and other providers of financial services. Many of the Company's competitors are larger and have substantially greater resources than the Company, which offer those competitors advantages such as the ability to price services at lower, more attractive levels and the ability to provide larger credit facilities than the Company is able to provide. Some of the Company's competitors offer products and services that are not offered by the Company. Likewise, some of the Company's competitors are not subject to the same kind and amount of regulatory restrictions and supervision to which the Company is subject. Because the Company is a community bank that is considerably smaller than other commercial lenders in the Company's market, the Company's legal lending limit does not allow the Company to make commercial loans in amounts many competitors can offer. The Company may from time to time accommodate loan volumes in excess of its lending limit through the sale of participations in loans to other banks.

     Being the only commercial bank headquartered in Lake County, the Company seeks to take competitive advantage of its local orientation. The Company competes for loans principally through its responsiveness to customers, its ability to communicate effectively with them and its ability to understand and address customers' needs. The Company competes for deposits principally by offering customers personal attention, a variety of banking services, attractive rates and strategically located banking facilities. The Company seeks to provide high quality banking service to professionals and small and mid-sized businesses, as well as individuals, emphasizing quick and flexible responses to customer demands.

LENDING ACTIVITIES

     General. The Company makes loans principally in the Lake County, Ohio area. The Company's primary lending activities are the origination of (i) conventional 1-4 family real estate loans and (ii) commercial loans, most of which are secured by real estate located in the Company's primary market area. These loan categories accounted for approximately 81.9%, in the aggregate, of the Company's loan portfolio at December 31, 1997. To a lesser extent, the Company also makes construction loans and consumer loans, including installment loans and second mortgages, and offers credit cards.

     Loan Portfolio Composition and Activity. The following table sets forth the composition of the Company's loan portfolio in dollar amounts and in percentages at December 31, 1997 and 1996, along with a reconciliation to loans receivable, net.

                                                                 AT DECEMBER 31,
                                                 ------------------------------------------------
                                                          1997                      1996
                                                 ----------------------    ----------------------
                                                   AMOUNT       PERCENT      AMOUNT       PERCENT
                                                 -----------    -------    -----------    -------
Type of loan:
  1-4 family real estate.......................  $27,705,745      52.2%    $20,260,138      52.4%
  Commercial real estate and other.............   15,763,306      29.7      11,563,397      29.9
  Construction.................................    9,837,670      18.5       7,141,588      18.5
  Consumer.....................................    3,995,899       7.5       3,111,364       8.1
                                                 -----------     -----     -----------     -----
Total loans....................................   57,302,620     107.9      42,076,487     108.9
Less:
  Undisbursed loans in progress................   (3,752,865)     -7.1      (2,996,388)     -7.8
  Unamortized loan origination fees, net.......      (49,770)     -0.0        (131,535)     -0.3
  Allowance for loan losses....................     (402,534)     -0.8        (314,893)     -0.8
                                                 -----------     -----     -----------     -----
Net loans......................................  $53,097,451       100%    $38,633,671       100%
                                                 ===========     =====     ===========     =====

     The following table presents maturity information for the loan portfolio at December 31, 1997. The table does not include prepayments or scheduled principal repayments. Adjustable-rate mortgage loans are shown as maturing based on contractual maturities.

                                        1-4       COMMERCIAL
                                      FAMILY      REAL ESTATE
                                    REAL ESTATE    AND OTHER    CONSTRUCTION    CONSUMER       TOTAL
                                    -----------   -----------   ------------   ----------   -----------
Amount Due:
  Within 3 months.................  $         0   $   468,747    $  971,500    $  242,835   $ 1,683,082
  3 months to 1 year..............            0     3,063,382     1,812,000       236,560     5,111,942
After 1 year:
  1 to 3 years....................      112,349     1,302,650             0       707,243     2,122,242
  3 to 5 years....................    1,088,194     1,323,935             0       725,183     3,137,312
  5 to 10 years...................    2,441,907     2,385,532             0       534,656     5,362,095
  10 to 20 years..................    7,647,289     7,118,435     1,083,390     1,542,507    17,391,621
  Over 20 years...................   16,416,006       100,625     5,970,780         6,915    22,494,326
                                    -----------   -----------    ----------    ----------   -----------
Total due after 1 year............  $27,705,745   $12,231,177    $7,054,170    $3,516,504   $50,507,596
                                    -----------   -----------    ----------    ----------   -----------
Total amount due..................  $27,705,745   $15,763,306    $9,837,670    $3,995,899   $57,302,620
                                    ===========   ===========    ==========    ==========   ===========

     The following table shows the dollar amount of all loans due after December 31, 1997 that have pre-determined interest rates and the dollar amount of all loans due after December 31, 1997 that have floating or adjustable interest rates.

                                                                     FLOATING OR
                                                    FIXED RATES    ADJUSTABLE RATES       TOTAL
                                                    -----------    ----------------    -----------
1-4 family real estate............................  $17,580,368      $10,125,377       $27,705,745
Commercial real estate and other..................    4,647,581       11,115,725        15,763,306
Construction......................................    1,983,814        7,853,856         9,837,670
Consumer..........................................    2,317,900        1,677,999         3,995,899
                                                    -----------      -----------       -----------
          Total...................................  $26,529,663      $30,772,957       $57,302,620
                                                    ===========      ===========       ===========

     1-4 Family Real Estate Loans. A significant portion of the Company's lending activity is the origination of conventional loans secured by 1-4 family real estate located within the Company's primary market area. Residential real estate loans are generally underwritten consistent with secondary market standards. In the past, the Company selectively retained fixed-rate loans in order to increase its loan-to-deposit ratio. Although the Company has retained fixed-rate mortgage loans in its portfolio, the Company may sell fixed-rate loans in the secondary market to the FHLMC, with .25% servicing retained, or on a servicing-released basis to other financial institutions. The Company's adjustable-rate mortgage loans are ordinarily retained in the Company's loan portfolio. Approximately 36.5% of the Company's portfolio of conventional mortgage loans secured by 1-4 family real estate is adjustable rate.

     The Company generally makes loans of up to 90% of the value of the real estate and improvements securing such loans (the "loan-to-value" ratio) on 1-4 family real estate. The Company generally does not lend in excess of 80% of the appraised value or sales price (whichever is less) of the property unless the borrower obtains private mortgage insurance on the amount of the loan in excess of 80% of the property's value. The Company's typical debt-to-income ratio guideline for residential real estate mortgage loan approval is 28% housing expense-to-income, and 36% total debt-to-income. Residential real estate loans are offered by the Company for terms of up to 30 years.

     At December 31, 1997, loans secured by residential real estate that had outstanding balances more than 90 days delinquent or nonaccruing totaled $70,047 or .25% of the Company's 1-4 family real estate loan balance.

     Commercial Real Estate and Other Loans. The Company is also active in commercial lending. In Lake County, the Company's primary service area, there are numerous small and medium-sized business establishments, including light industrial, manufacturing, retail and service businesses. The Company makes commercial loans to these enterprises for general business purposes, most of which loans are secured by real estate.

     With loan-to-value ratios of up to 80%, the Company's commercial loans are typically secured by commercial real estate and are priced in relation to the prime rate. Such loans generally have note terms of five to ten years, amortizing over a term of 15 years. Although commercial loans generally bear somewhat more risk than single-family residential mortgage loans, commercial loans tend to be higher yielding, tend to have shorter terms and generally provide for interest-rate adjustments as prevailing rates change. Accordingly, commercial loans enhance a lender's interest rate risk management and, in the Company's opinion, promote more rapid asset and income growth than a loan portfolio comprised strictly of residential real estate mortgage loans. As a result, the Company has been placing more emphasis on its commercial loan products and expects to continue doing so in the future. On rare occasions, the Company has made unsecured commercial loans, which are also typically priced in relation to the prime rate and have maturities of up to one year.

     Although a risk of nonpayment exists for all loans, certain specific types of risks are associated with various types of loans. One of the primary risks associated with commercial loans has to do with the quality of the borrower's management. A majority of the Company's commercial loans are secured by real estate. Risks associated with real estate loans in general include fluctuating land values, changes in tax policies, the impact of national and regional economic factors and concentration of loans within the Company's market area. The Company attempts to mitigate risks associated with commercial loans by maintaining a close working relationship with its borrowers and by obtaining cross-collateralization and personal guarantees. In the process of considering a commercial loan application, the Company reviews the financial statements of the commercial borrower, appraisals of the collateral and other documentation in order to determine (i) whether there will be sufficient income to cover payments on the proposed loan as well as other existing debt of the commercial loan applicant, (ii) whether the collateral is of adequate liquidation value and
(iii) whether the applicant has a good payment history and is capable of performing the requirements of the loan. Other reviews and analyses are undertaken as appropriate, depending upon the complexity of the credit request.

     At December 31, 1997, commercial loans that were more than 90 days delinquent or nonaccruing totaled $43,881 in aggregate outstanding balances, or
 .28% of the Company's commercial loan portfolio.

     Construction Loans. The Company also originates several different types of loans that it categorizes as construction loans, including (i) residential construction loans to borrowers who will occupy the premises upon completion of construction, (ii) residential construction loans to builders, (iii) commercial construction loans and (iv) real estate acquisition and development loans. Because of the complex nature of construction generally, these loans are generally recognized as having a higher degree of risk than other forms of real estate lending. The Company's fixed-rate and adjustable-rate construction loans provide for the same interest rate terms on the construction loan and on the permanent mortgage loan that follows completion of the construction phase, provided that the borrower pays to the Company at origination of the loan an additional one percentage point of the total loan amount in the case of fixed-rate construction loans, and one-half percentage point in the case of adjustable-rate construction loans.

     The Company is active in lending on single-family residences to borrowers who will occupy the home following completion of construction, or "owner-built" construction. These loans are typically made with a six-to nine-month construction term. Upon completion of construction, the loans convert to permanent mortgage loans with regularly amortizing principal and interest payments, usually over a fifteen- to thirty-year term. These owner-built construction loans are made with both fixed and adjustable interest rates.

     The Company also lends to builders for the construction of single-family residences as models or under contract for sale. Builder construction loans are typically six to nine months in duration, and are usually made with adjustable interest rates from one to one and one-half percent above the Company's prime rate.

     The Company makes construction loans to individuals and businesses for the purpose of constructing commercial properties. These loans are ordinarily made with a six- to twelve-month construction term. Upon completion of the project, commercial construction loans convert to permanent commercial loans with regularly amortizing principal and interest payments, generally over a ten- to fifteen-year period. Adjustable-rate commercial construction loans generally are made with interest rates that adjust every three to five years. Variable-rate commercial construction loans generally are made with interest rates that vary according to changes in the Company's prime rate, with interest rates ranging generally from one-half to one point over prime.

     The Company also makes loans for the acquisition and development of residential and commercial acreage. Acquisition and development loans are made with adjustable rates that are one to two percent above the Company's prime rate. These acquisition and development loans typically have terms of one to two years.

     At December 31, 1997, there were no construction loans that had outstanding balances more than 90 days delinquent or nonaccruing. At that date, the Bank's construction loans consisted of the following types:

                                                TOTAL DOLLAR AMOUNT AT     PERCENT OF TOTAL
                                                  DECEMBER 31, 1997       CONSTRUCTION LOANS
                                                ----------------------    ------------------
TYPE OF CONSTRUCTION LOAN
Residential Construction (owner-built)........        $6,384,980                 64.9%
Builder Loans.................................         1,845,000                 18.8%
Commercial Construction.......................           669,190                  6.8%
Acquisition and Development...................           938,500                  9.5%
                                                      ----------                -----
  Total Construction Loans....................        $9,837,670                  100%
                                                      ==========                =====

     Consumer Loans. The Company offers several consumer loan products: home equity loans, installment loans and credit cards. The Company does not currently do any indirect lending.

     The Company's home equity loan policy generally allows for a loan of up to 80% of a property's appraised value less the principal balance of the outstanding first mortgage loan. The interest rate generally ranges from one-half to one and one-half percentage points over the prime rate, depending on the size of the loan. Home equity loans are repayable monthly, with the monthly payment calculated as one and one-half percent of the outstanding balance. The Company's home equity loans generally have terms of ten to fifteen years, with borrowing permitted in the first five to ten years, respectively, and the last five years being dedicated solely to repayment of the loan.

     In addition to home equity loans, the Company offers installment loans for the purchase of automobiles and other consumer purposes. The Company lends for the purchase of both new and used automobiles, generally requiring a minimum down payment of 15% from the borrower for a new car purchase and a minimum of 20% down payment for a used car purchase. Automobile loans are made with interest rates for a term of two to five years. Installment loans are made for other consumer purposes, generally on a secured basis, with fixed interest rates and terms ranging from one to ten years.

     As a result of consumer demand, the Company makes small unsecured loans to VISA customers. The Company also provides overdraft protection to checking account depositors, but only if the checking account is linked to another account from which the Company may debit funds to pay the overdraft.

     The Company underwrites consumer loans in a manner designed to assure compliance with applicable regulations and the Company's underwriting standards. Payment history on applicants is very important on these smaller loans, and is checked through in-house records as well as credit bureaus. On automobile loans, the value of the collateral is checked through the N.A.D.A. book (the "blue book") or another valuation service. The borrower's income must be adequate to cover all of his or her debt payments and other monthly payment obligations, including the proposed loan.

     At December 31, 1997, the Company had approximately $4.0 million in its consumer loan portfolio, which was 7.5% of the Company's total net loans. A consumer loan of $1,406 was over 90 days delinquent or nonaccruing on that date. As of December 31, 1997, the amount and percentage of consumer loans by type was as follows:

                                                  TOTAL DOLLAR AMOUNT AT    PERCENT OF TOTAL
                                                    DECEMBER 31, 1997        CONSUMER LOANS
                                                  ----------------------    ----------------
TYPE OF CONSUMER LOAN
Home Equity Loans...............................        $  647,928                 16.2%
Home Equity Lines of Credit.....................         1,442,983                 36.1%
Automobile Loans................................         1,036,868                 25.9%
Boat Loans......................................           107,646                  2.7%
Passbook Loans..................................           151,402                  3.8%
Other Secured Consumer Loans....................           370,376                  9.3%
Credit Cards and Other Unsecured Consumer
  Loans.........................................           238,696                  6.0%
                                                        ----------                -----
  Total.........................................        $3,995,899                  100%
                                                        ==========                =====

     Loan Solicitation and Processing. Loan originations are developed from a number of sources, including continuing business with depositors, other borrowers and real estate developers, solicitations by Company personnel and walk-in customers.

     When a loan request is made, the Company reviews the application, as well as credit bureau reports, appraisals, financial information, verifications of income, and other documentation concerning the creditworthiness of the borrower, as applicable to each loan type. The Company's underwriting guidelines are set by senior management at the home office. Loan applications are generally processed and underwritten at the home office.

     At the time of an application for a residential mortgage loan, an appraisal of the property and borrower credit report are ordered. In addition, the borrower's employment, income and financial information are obtained and verified. When all of the necessary information is received by the Company, the information is reviewed and analyzed with reference to the Company's underwriting worksheet, which includes pertinent data such as debt-to-income ratios, the loan-to-value ratio, credit history highlights and details concerning funds available for down payment and closing costs. Depending on the size of the loan applied for, final approval is given by senior management, the Loan Committee or the Executive Committee.

     At the time of application for a commercial loan, the Company's commercial loan officer will obtain financial information of the borrower, including business financial statements and, as appropriate, personal financial statements and income tax records. In those circumstances in which real estate will serve as collateral for the commercial loan, an appraisal is ordered as well. Credit reports are obtained for individual borrowers, and Dun and Bradstreet reports are ordered for business borrowers. If the borrower has had previous borrowings from or deposit accounts with the Company, payment and balance histories are reviewed as well. The commercial loan officer analyzes the financial information and assesses the borrower's ability to repay the proposed loan. The commercial loan officer will also generally visit the business location or, in the case of real estate, inspect the property. The results of the Commercial Loan Officer's analysis and assessment are compiled into a standard written Loan Request worksheet that is presented to the Loan Committee or Executive Committee for approval. Individual officers have very limited authority to approve loans without the approval of the Loan Committee or Executive Committee.

     Income from Lending Activities. The Company earns interest and fee income from its lending activities. The Company receives fees for originating loans, which fees, net of origination costs, are amortized over the life of the respective loan. The Company also receives loan fees related to existing loans, which include late charges. Income from loan origination and commitment fees and discounts varies with the volume and type of loans and commitments made and with competitive and economic conditions. Note 1(c) to the Consolidated Financial Statements included herein contains a discussion of the manner in which loan fees and income are recognized for financial reporting purposes.

NONPERFORMING LOANS

     General. A loan is considered by the Company to be nonperforming when it is 90 days or more delinquent or, if sooner, when the Company has determined that repayment of the loan in full is unlikely. Late charges on residential mortgages are assessed by the Company if a payment is not received by the 15th day after the due date. Immediately thereafter, any borrower whose payment was not received by this time is mailed a past due notice. The borrower will be contacted by telephone if the delinquency continues to the 30th day. Late charges generally do not apply to the Company's commercial loans. With payments generally due on the first of each month, a commercial borrower will be contacted if a loan payment has not been received by the tenth day of the month.

     When an advanced stage of delinquency appears on a single-family loan (generally about the 60th day of delinquency) and if repayment cannot be expected within a reasonable amount of time or a repayment agreement has not been entered into, the Company will contact an attorney and request that the required notice of foreclosure or repossession proceedings be prepared and delivered to the borrower in order that, if necessary, foreclosure proceedings may be initiated promptly. Insofar as commercial loans are concerned, the Company does not address advanced delinquencies and initiate foreclosure on its collateral pursuant to a formula, to the same degree that it does in the case of delinquent residential mortgage loans. Instead, the procedures for addressing delinquencies in commercial loans can vary from one loan to the next, depending on a variety of factors. As of December 31, 1997, only $115,334 or .22% of the Company's total net loan portfolio was 90 days or more past due, of which $70,047 related to one residential mortgage loan and $43,881 related to two commercial loans. As of December 31, 1997, the Company's level of nonperforming assets to total assets was .17%.

     Late charges on installment loans are assessed by the Company if a payment is not received by the 10th day following the due date. Immediately thereafter, any borrower whose payment was not received by this time is mailed a past due notice. Credit card statement processing is undertaken by a third party under contract with the Bank. Past due notices are generated automatically, depending on the stage of delinquency of the card holder, with charge-off occurring after 120 days. As of December 31, 1997, one credit card loan totaling $1,406 was nonperforming, representing .59% of the credit card portfolio.

     On December 31, 1997, the Company held no real estate and other repossessed collateral acquired as a result of foreclosure, voluntary deed, or other means. When the Company does obtain such real estate, it is classified as "other real estate owned" until it is sold. When property is so acquired, it is recorded at the lower of cost (the unpaid principal balance at the date of acquisition plus foreclosure and other related costs) or fair value. Any subsequent write-down resulting therefrom is charged to expense. Generally, unless the property is a 1-4 family residential dwelling and well collateralized, interest accrual ceases in 90 days (but no later than the date of acquisition) and the loan is classified as nonperforming. All costs incurred from that date in maintaining the property are expensed. "Other real estate owned" is appraised during the foreclosure process, prior to the time of acquisition. Losses are recognized for the amount by which the book value of the related mortgage loan exceeds the estimated net realizable value of the property.

     Not categorized as nonperforming loans are certain potential problem loans that management believes are adequately secured and for which no material loss is expected, but as to which certain circumstances may cause the borrowers to be unable to comply with the present loan repayment terms at some future date. At December 31, 1997, potential problem loans totaled approximately $170,700.

     At December 31, 1997 and 1996, the Company had nonaccrual loans totaling $82,000 and $71,000, respectively. Interest income that would have been recognized if such loans had performed in accordance with contractual terms totaled $6,369 and $1,235 for the years ended December 31, 1997 and 1996, respectively. No interest income was recognized on such loans during any of the periods.

     The following table summarizes nonperforming assets by category.

                                                           YEAR ENDED DECEMBER 31,
                                                         ---------------------------
                                                            1997            1996
                                                         -----------     -----------
1-4 family real estate:
  Nonaccrual..........................................   $    70,047     $    70,047
  Past due 90 days or more(1).........................             0               0
Commercial real estate and other:
  Nonaccrual..........................................        11,965               0
  Past due 90 days or more(1).........................        31,916               0
Construction:
  Nonaccrual..........................................             0               0
  Past due 90 days or more(1).........................             0               0
Consumer:
  Nonaccrual..........................................             0           1,299
  Past due 90 days or more(1).........................         1,406               0
                                                         -----------     -----------
     Total nonperforming loans........................       115,334          71,346
Other real estate owned...............................             0               0
                                                         -----------     -----------
     Total nonperforming assets.......................   $   115,334     $    71,346
                                                         ===========     ===========
Loans outstanding, net................................   $53,097,451     $38,633,671
Allowance for possible loan losses to total loans.....          .75%            .81%
Nonperforming loans to total loans, net...............          .22%            .18%
Nonperforming assets to total assets..................          .17%            .13%
Allowance for possible loan losses to nonperforming
  loans...............................................        349.0%          443.5%

---------------

(1) Represents accruing loans delinquent greater than 90 days which are considered to be well secured by management and in the process of collection.

     Allowance for Loan Losses. The amount of the allowance for loan losses is based on management's analysis of risks inherent in the various segments of the loan portfolio, management's assessment of known or potential problem credits that have come to management's attention during the ongoing analysis of credit quality, historical loss experience, current and anticipated economic conditions and other factors. If actual circumstances and losses differ substantially from management's assumptions and estimates, such allowance for loan losses might not be sufficient to absorb all future losses, and net earnings could be adversely affected. Loan loss estimates are reviewed periodically, and adjustments, if any, are reported in earnings in the period in which they become known. In addition, the Company maintains a portion of the allowance to cover potential losses due to contingencies that have not been specifically identified.

     Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 1997, future adjustments to the allowance may be necessary, and net earnings could be affected, if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the Northeast Ohio economy and employment could result in the Company experiencing increased levels of nonperforming assets and charge-offs, increased provisions for loan losses and reductions in income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgment of information available to them at the time of their examination.

     The following is a summary of the Company's loan loss experience and selected ratios for the periods presented.

                                                           YEAR ENDED DECEMBER 31,
                                                         ---------------------------
                                                            1997            1996
                                                         -----------     -----------
Allowance for loan losses (beginning of period).......   $   314,893     $   238,853

Loans charged off:
  1-4 family real estate..............................         1,636               0
  Commercial real estate and other....................         4,339               0
  Construction........................................             0               0
  Consumer............................................         6,023          12,318
                                                         -----------     -----------
     Total loans charged off..........................        11,998          12,318

Recoveries of loans previously charged off:
  1-4 family real estate..............................           197               0
  Commercial real estate and other....................             0               0
  Construction........................................             0               0
  Consumer............................................         2,442          11,358
                                                         -----------     -----------

     Total recoveries.................................         2,639          11,358
                                                         -----------     -----------
Net loans charged off.................................         9,359             960
                                                         -----------     -----------
Provision for loan losses.............................        97,000          77,000
                                                         -----------     -----------
Allowance for loan losses (end of period).............   $   402,534     $   314,893
                                                         ===========     ===========

Loans outstanding:
  Average net.........................................   $46,751,096     $32,740,809
  End of period, net..................................   $53,097,451     $38,633,671
Ratio of allowance for loan losses to loans
  outstanding at end of period........................          .75%            .81%

     Classified Assets. FDIC regulations governing classification of assets require nonmember commercial banks, including the Bank, to classify their own assets and to establish appropriate general and specific allowances for losses, subject to FDIC review. These regulations are designed to encourage management to evaluate assets on a case-by-case basis and to discourage automatic classifications. Assets classified as watch, substandard or doubtful must be evaluated by management to determine a reasonable general loss reserve, which is included in total capital for purposes of the bank's risk-based capital requirement but which is not included in Tier 1 or in capital under generally accepted accounting principles. Assets classified as loss must either be written off or reserved for by a specific allowance, which is not counted toward capital for purposes of any of the regulatory capital requirements. As of December 31, 1997, assets classified as watch totaled $168,946, assets classified as substandard totaled $115,492 and assets classified as doubtful totaled $1,598, for aggregate classified assets of $286,036. There were no assets classified as loss as of December 31, 1997.

INVESTMENTS

     Investment securities provide a return on residual funds after lending activities. Investments may be in interest-bearing deposits, U.S. Government and agency obligations, state and local government obligations and government-guaranteed, mortgage-backed securities. The Company does not make any investments in securities that are rated less than investment grade by a nationally recognized statistical rating organization. A goal of the Company's investment policy is to limit interest-rate risk.

     All securities-related activity is reported to the Board of Directors. General changes in investment strategy are required to be reviewed and approved by the Board. The Company's senior management can purchase and sell securities on behalf of the Company in accordance with the Company's stated investment policy.

     The following table sets forth the carrying value of the Company's investment portfolio at the dates indicated. The Company's entire investment portfolio is designated as "held to maturity."

                                                            YEAR ENDED DECEMBER 31,
                                                           -------------------------
                                                              1997           1996
                                                           ----------     ----------
U.S. Treasury and other U.S. Government agency
  obligations...........................................   $1,614,300     $1,137,485
Equity securities.......................................        5,000          5,000
                                                           ----------     ----------
  Total investment securities...........................   $1,619,300     $1,142,485
                                                           ==========     ==========

     The following table reflects the maturities of the Company's investment securities at December 31, 1997.

                                                       DUE AFTER ONE
                                     DUE IN ONE            YEAR          DUE AFTER FIVE
                                        YEAR           THROUGH FIVE      YEARS THROUGH    DUE AFTER TEN
                                       OR LESS             YEARS           TEN YEARS          YEARS
                                   ---------------   -----------------   --------------   --------------
                                    AMOUNT    RATE     AMOUNT     RATE   AMOUNT    RATE   AMOUNT    RATE     TOTAL
                                   --------   ----   ----------   ----   -------   ----   -------   ----   ----------
INVESTMENT SECURITIES
U.S. Treasury and other U.S.
  Government agency
  obligations....................  $600,121   6.12%  $1,014,179   6.72%  $    0      0    $    0      0    $1,614,300
Equity securities................         0     0             0     0         0      0     5,000      0         5,000
                                   --------   ----   ----------   ----   -------   ----   -------   ----   ----------
    Total........................  $600,121   6.12%  $1,014,179   6.72%  $    0      0%   $5,000      0%   $1,619,300
                                   ========          ==========          =======          =======

SOURCE OF FUNDS

     Deposit Accounts. Savings deposits are a major source of the Company's funds. The Company offers a number of alternatives for depositors designed to attract both commercial and regular consumer checking and savings customers, including regular and money market savings accounts, NOW accounts, and a variety of fixed-maturity, fixed-rate certificates with maturities ranging from seven days to 60 months. The Company also provides travelers' checks, official checks, money orders, ATM services and IRA accounts. The Company offers a large-balance deposit account product known as the "Golden Passbook Account," which may be opened with a minimum balance of $2,500. At December 31, 1997, Golden Passbook Accounts represented approximately $22.5 million, or approximately 43.2% of total deposit liabilities. The Company does not solicit or accept brokered deposits.

     Messrs. Jerome T. and Richard M. Osborne are, individually and with affiliated companies and immediate family members, the Company's most substantial depositors, with total deposits of approximately $4.8 million as of February 28, 1998, 5.1 million as of December 31, 1997 and $4.4 million as of December 31, 1996.

     The distribution of the Company's deposit accounts by type and rate is set forth in the following table.

                                                                  AT DECEMBER 31,
                                      -----------------------------------------------------------------------
                                                    1997                                  1996
                                      --------------------------------      ---------------------------------
                                                     AVERAGE                               AVERAGE
                                        AMOUNT        YIELD    PERCENT        AMOUNT        YIELD     PERCENT
                                      -----------    -------   -------      -----------    -------    -------
Demand deposit accounts.............  $13,088,994     2.07%     25.2%       $10,979,586     2.20%      26.0%
Savings accounts....................   27,926,967     3.67%     53.7%        23,371,968     3.58%      55.3%
                                      -----------               ----        -----------                ----
  Total transaction accounts........   41,015,961               78.9%        34,351,554                81.3%

Certificates:
  4.00% and less....................       93,493                0.2%           238,341                 0.6%
  4.01% -- 5.00%....................    2,222,724                4.3%         3,192,395                 7.5%
  5.01% -- 6.00%....................    5,403,988               10.3%         2,956,980                 7.0%
  6.01% -- 7.00%....................    2,304,459                4.4%           515,360                 1.2%
  7.01% -- 8.00%....................      971,291                1.9%           997,899                 2.4%
                                      -----------               ----        -----------                ----
    Total certificates of deposit...   10,995,955     5.56%     21.1%         7,900,975     5.47%      18.7%
                                      -----------     ----      ----        -----------     ----       ----
Total deposits......................  $52,011,916     3.95%      100%       $42,252,529     3.84%       100%
                                      ===========     ====      ====        ===========     ====       ====

     The following table sets forth the amount of the Company's time deposits that are $100,000 or more, including certificates of deposit, by time remaining until maturity.

                                      AT DECEMBER 31, 1997
                                      --------------------
Maturity Period Three months or
  less..............................       $  581,082
Over three through six months.......          403,048
Over six through 12 months..........          722,720
Over 12 months......................        1,084,615
                                           ----------
  Total.............................       $2,791,465
                                           ==========

     Borrowings. Deposits and repayment of loan principal are the primary source of funds for the Company's lending activities and other general business purposes. However, during periods when the supply of lendable funds or funds available for general business purposes cannot meet the demand for loans or such general business purposes, the Bank can obtain funds through loans (advances) from the FHLB. Advances from the FHLB are made on a secured basis, have terms of five years and require payments of interest only until maturity. There is a substantial penalty for prepayment of advances. As necessary, the Bank uses FHLB advances to fund the Bank's lending activities. See "Supervision and Regulation -- Federal and State Bank Regulation Generally -- Federal Home Loan Banks." As of December 31, 1997 the Bank had outstanding FHLB advances totaling $7.5 million. At December 31, 1997, approximately $11,250,000 of the Bank's mortgage portfolio was pledged to secure FHLB advances. Refer to Note 7 of Notes to Consolidated Financial Statements for additional information regarding FHLB advances. The Bank also has an arrangement to borrow additional funds from another commercial bank.

     The following table sets forth the maximum amount of the Bank's FHLB advances and other borrowings outstanding at any month end during the periods shown and the average aggregate balances of FHLB advances and other borrowings for such periods:

                                                            YEAR ENDED DECEMBER 31,
                                                           -------------------------
                                                              1997           1996
                                                           ----------     ----------
Maximum amount outstanding:
  FHLB advances.........................................   $7,500,000     $5,000,000
Average amount of FHLB advances and other borrowings
  outstanding...........................................   $6,410,417     $1,363,636
Weighted average interest rate of total borrowings based
  on quarter end balances...............................        6.79%          6.80%

     The following table sets forth certain information as to FHLB advances and other borrowings at the dates indicated:

                                                                 AT DECEMBER 31,
                                            ----------------------------------------------------------
                                                       1997                           1996
                                            ---------------------------    ---------------------------
                                                            WEIGHTED                       WEIGHTED
                                                             AVERAGE                        AVERAGE
                                              AMOUNT      INTEREST RATE      AMOUNT      INTEREST RATE
                                            ----------    -------------    ----------    -------------
FHLB advances.............................  $7,500,000         6.78%       $5,000,000         6.80%
                                            ----------        -----        ----------        -----
  Total borrowings........................  $7,500,000                     $5,000,000
                                            ==========                     ==========

PROPERTIES

     At the time of the Merger, the Bank's facilities consisted of its main office and three of the branches identified in the table below. The main office and two of the branches were subsequently relocated to more prominent locations, and the third branch was completely remodeled. The Bank added a new branch in 1994 and another in 1996. In addition, regulatory approvals have recently been obtained for the two additional de novo branches identified in the table, which are expected to be open for business by the end of the third quarter of 1998.

     The following table sets forth certain information regarding the Company's offices. Each of the Bank's offices is equipped with drive-through teller facilities as well as an automated teller machine ("ATM"). A number of the Bank's branches offer night-drop facilities as well. Drive-through teller facilities open at 7:30 a.m., Monday through Saturday, and lobby facilities open at 9:00 a.m., Monday through Saturday. The Bank's office hours end at 5:00 p.m., Monday through Thursday, 6:00 p.m. on Friday and at noon on Saturday.

                                     OWNED      APPROXIMATE
            LOCATION                /LEASED    SQUARE FOOTAGE           OTHER INFORMATION
--------------------------------    -------    --------------    --------------------------------
MAIN OFFICE:                         Owned         14,572        opened by Great Lakes Commerce
7001 Center Street                                               Bank in 1957, relocated in 1994
Mentor, Ohio 44060
BRANCHES:
9365 Mentor Avenue                   Owned          2,064        opened in 1994
Mentor, Ohio 44060
1522 Mentor Avenue                  Leased(1)       2,706        opened by Great Lakes Commerce
Painesville, Ohio 44077                                          Bank in 1968, relocated in 1995
29933 Euclid Avenue                 Leased(2)       2,700        opened by Great Lakes Commerce
Wickliffe, Ohio 44092                                            Bank in 1969, relocated in 1997
38600 Lakeshore Boulevard            Owned          2,100        opened by Great Lakes Commerce
Willoughby, Ohio 40094                                           Bank in 1959, remodeled in 1997
28500 Chardon Road                   Owned          3,268        opened in 1996
Willoughby Hills, Ohio 44094
RECENTLY APPROVED DE NOVO BRANCHES:
50 South Park Place                 Leased(3)       2,700        1998 (anticipated)
Painesville, Ohio 44077
(approved in 1997)
7742 Lakeshore Boulevard             Owned(4)       1,650        1998 (anticipated)
Mentor, Ohio 44060
(approved in 1998)

---------------

(1) This property had been leased by the Bank from a company controlled by Richard M. Osborne, but the property was subsequently sold to an unrelated third party. Mr. Osborne is a substantial shareholder, Vice Chairman and a director of the Company. Dated October 1, 1994, the lease has a term of ten years from the date of completion of construction (which was completed in 1995), with annual rent of $32,472 ($12 per square foot), payable in monthly installments. The Bank is also responsible for real estate taxes, assessments and insurance on the facility. The lease is renewable for an additional ten-year term, with annual rent increased by ten percent (10%) from the original annual rate.

(2) This property is leased by the Bank from Richard M. Osborne, as Trustee of the Richard M. Osborne Trust. Although the Bank has not obtained an independent appraisal supporting the fairness of the lease terms, the Bank believes that the terms and conditions of the lease are at least as favorable to the Bank as those that would apply in the case of a lease with an unrelated third party. Dated May 1, 1997, the lease has a term of ten years, with annual rent of $31,200 ($12 per square foot), payable in monthly installments. The Bank is also responsible for real estate taxes, assessments and insurance on the facility. The lease is renewable for an additional ten-year term, with an annual rent increase of ten percent (10%) from the original annual rate. See "Certain Relationships and Related Party Transactions."

(3) Construction on this property has not yet commenced. The lessor of the property is Richard M. Osborne, as Trustee of the Richard M. Osborne Trust. The Bank obtained an independent appraisal supporting the fairness of the lease terms. Pursuant to a Lease Agreement dated March 1, 1998 by and between Mr. Osborne, as trustee, and the Bank, the annual base rent will be $32,400 ($12 per square foot), commencing as of the date that construction of the premises is complete and ready for occupancy. The Bank will also be responsible for real estate taxes, assessments and insurance on the facility. The lease has a term of ten years, renewable for an additional ten-year term with an annual rent increase of ten percent (10%) from the original rental term. It is currently estimated that the property will be ready for occupancy by the end of the third quarter of 1998. The Bank is not responsible for the costs of construction, nor has the Bank provided construction or any other financing for the project. See "Certain Relationships and Related Party Transactions."

(4) The $297,050 purchase price of the property is being paid by the Company in the form of the issuance of 23,764 shares of Common Stock ($12.50 per share). This facility is expected to be ready for occupancy by the end of the third quarter of 1998. The Company acquired this property from an individual who holds an equity interest in Turkey Vulture Fund XIII, Ltd. and is an investor with Turkey Vulture Fund XIII, Ltd. in certain publicly held real estate investment trusts. Turkey Vulture Fund XIII, Ltd. is an investment fund managed by Director Richard M. Osborne (and of which he is the majority owner).

     The Company owns and operates seven ATMs at various branch offices and is a member of the following ATM networks: MAC (formerly "Green Machine" in Ohio), Money Station and Plus System, all of which are ATM networks with members nationwide.

     At December 31, 1997 the net book value of the Company's investment in premises and equipment totaled $2.6 million. Refer to Notes 1(g), 4 and 9 of the Notes to Consolidated Financial Statements for additional information regarding premises and equipment.

     The Company's electronic data processing functions are performed under contract with an electronic data processing services firm that performs such services for financial institutions nationwide.

LEGAL PROCEEDINGS

     From time to time the Company and the Bank are involved in various legal proceedings that are incidental to the Company's business. In the opinion of management, no current legal proceedings are material to the financial condition of the Company and the Bank, either individually or in the aggregate.

PERSONNEL

     As of December 31, 1997 the Company had 42 full-time equivalent employees. None of the Company's employees is represented by a collective bargaining group. Management considers its relations with its employees to be excellent.

                                   MANAGEMENT

GENERAL

     All directors of the Company are elected annually and hold office until the following annual meeting or until their successors are elected and qualified. The Board of Directors of the Company and the Board of Directors of the Bank are comprised of the same individuals, serving identical terms as directors of the Company and the Bank.

     Except as may be otherwise noted herein, there are no family relationships among any of the directors or executive officers. No such person was selected or serves as director pursuant to any arrangement or understanding with any other person. Except as may be disclosed herein, none of the directors and executive officers of the Company serves as a director of any company that has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Exchange Act or any investment company registered under the Investment Company Act of 1940. None of the directors or executive officers of the Company has been involved in any bankruptcy proceedings, either individually or in respect of any businesses with which they have been involved, nor have any of such persons been convicted of any crime, excluding traffic violations and similar minor offenses.

     The following table sets forth certain information concerning directors and executive officers of the Company and the Bank:

            NAME                 AGE   DIRECTOR SINCE        POSITION WITH THE COMPANY AND THE BANK
-----------------------------    ---   --------------    -----------------------------------------------
Richard T. Flenner, Jr.......    55         1994         Director, President and Chief Executive Officer
James V. Fryan...............    60         1995         Director
George C. Lott...............    64         1994         Director
George X. Mechir.............    80         1994         Director
Andrew L. Meinhold...........    47           --         Executive Vice President and Secretary
Cheryl Jean Mihitsch.........    49           --         Treasurer
Marian Rose Nathan...........    72         1994         Director
Jerome T. Osborne, Sr........    75         1994         Chairman of the Board and Director
Richard M. Osborne...........    52         1994         Vice Chairman of the Board and Director
Edward R. Pike...............    39         1994         Director
Thomas J. Smith..............    53         1994         Director
Joseph T. Svete..............    60         1994         Director
Thomas E. Wheeler............    51         1994         Director

     The principal occupation and other information for each director and executive officer of the Company and the Bank is set forth below.

EXECUTIVE OFFICERS

     RICHARD T. FLENNER, JR. -- Mr. Flenner has more than 35 years experience in the banking industry in Northeast Ohio. Mr. Flenner joined the Bank in 1994 after the Merger. Prior to joining the Bank, Mr. Flenner was Vice President of Retail Lending for Liberty State Bank of Twinsburg, Ohio (now known as Liberty Bank, N.A.). From 1983 to 1991, Mr. Flenner was employed by Peoples Savings Bank of Ashtabula, Ohio, serving as Vice President of Retail Lending at the time of its acquisition by the predecessor to FirstMerit Corporation in 1990. Mr. Flenner serves as a "Loaned Executive" to the Lake County United Way, and he is a member of Leadership Lake County.

     ANDREW L. MEINHOLD -- Mr. Meinhold has over 20 years of banking experience in the Northeast Ohio banking market. Prior to joining the Bank in December of 1994, Mr. Meinhold operated his own training and consulting business, Highland View Associates, from June of 1993 to December of 1994. From April of 1988 to June of 1993, Mr. Meinhold was employed by First County Bank of Chardon, Ohio, serving as President at the time of his departure. Mr. Meinhold was also employed by Peoples Savings Bank of Ashtabula, Ohio from January 1986 to April 1988 as Executive Vice President and Chief Operating Officer, and prior to that was employed by Mentor Savings Bank in various capacities for ten years. Mr. Meinhold was promoted in March 1998 from Senior Vice President of the Bank to Executive Vice President. Mr. Meinhold is a member of Leadership Lake County, the Mentor Rotary Club and the Lake County and Geauga County Revolving Loan Fund Committees. He also serves as a Junior Achievement volunteer and is a member of the Geauga County Public Library Board.

     CHERYL J. MIHITSCH -- Ms. Mihitsch joined the Bank in May 1995 as Controller. Ms. Mihitsch has served in a variety of capacities with Northeast Ohio banking institutions, ranging from teller in 1979 to her current position as Treasurer. At the same time, Ms. Mihitsch earned an accounting degree from Lake Erie College, graduating in 1986. Until May of 1995, Ms. Mihitsch served as an Accounting Department Supervisor at Security Federal Savings & Loan Association, Mayfield Heights, Ohio, an institution with total assets in excess of $400 million in 1995. During her nearly twenty years in banking, Ms. Mihitsch has had responsibility for back office checking system operations, IRA and certificate processing, staff training for new online computer operations, budgeting and strategic planning, regulatory reporting and financial accounting and reporting. As Treasurer of the Company, she is the Company's principal accounting and principal financial officer. Ms. Mihitsch was previously President and Treasurer of Quota International of Lake County, a women's service organization.

NONEMPLOYEE DIRECTORS

     JAMES V. FRYAN -- A director since April 1995, Mr. Fryan is the owner and operator of the "Goodtime III" dinner and special occasion cruise ship operating out of Cleveland, Ohio.

     GEORGE C. LOTT -- Following an approximately 35-year career in banking, Mr. Lott retired in 1995 as Executive Vice President of the Bank. He had served as a director, and since 1987 as Senior Executive Vice President, of Great Lakes Commerce Bank, which the Bank acquired by Merger. Mr. Lott has been a director since that time. Mr. Lott acts as internal auditor of the Bank on a consulting basis.

     GEORGE X. MECHIR -- Mr. Mechir is the retired President and Chief Executive Officer of Great Lakes Commerce Bank. Mr. Mechir had also been a director of Great Lakes Commerce Bank prior to the Merger. Mr. Mechir's career in banking began in 1962 with Great Lakes Commerce Bank. Mr. Mechir is also an attorney.

     MARIAN ROSE NATHAN -- Ms. Nathan is an attorney in private practice in Mentor, Ohio. Along with certain other directors, Ms. Nathan is an investor in Turkey Vulture Fund XIII, Ltd., an investment fund managed by Richard M. Osborne.

     JEROME T. OSBORNE, SR. -- Mr. Jerome T. Osborne, Sr. is the founder and President of Osborne, Inc., a concrete company headquartered in Mentor, Ohio. Richard M. Osborne, Vice Chairman, is Jerome T. Osborne's son. Mr. Jerome T. Osborne, Sr. was a founder of Mentor Savings Bank, which was acquired by Chase Manhattan Corporation in 1985. He had also been Chairman of the Board of State Bank & Trust Company in Mentor, Ohio which was acquired by BancOhio National Bank (now part of National City Corporation) in 1982. Although Jerome T. Osborne, Sr. is Chairman of the Board and Richard M. Osborne is Vice Chairman of the Board, neither of them participates in day-to-day management of the Company, and neither of them serves as an officer of the Company or receives any compensation therefor. See "Certain Relationships and Related Party
Transactions -- Acquisition of Great Lakes Commerce Bank."

     RICHARD M. OSBORNE (Vice Chairman) -- Mr. Richard M. Osborne is President and Chief Executive Officer of OsAir, Inc., Mentor, Ohio ("OsAir"), a company he founded in 1963. OsAir is a manufacturer of industrial gases for pipeline delivery and a real property developer. Jerome T. Osborne, Sr. is Richard M. Osborne's father. Richard M. Osborne has been active in Ohio banking since 1977, serving as a director of or having a substantial stake in other bank and thrift institutions that have since been acquired by other institutions. From 1977 to 1981, Richard M. Osborne served as a director of State Bank & Trust Company in Mentor, which was sold to BancOhio National Bank in 1982. He thereafter served as Consulting Director of BancOhio National Bank, until 1984. From 1985 to 1990, Richard M. Osborne was a principal shareholder of Peoples Savings Bank in Northeast Ohio, serving as Chairman at the time of its acquisition by First

Bancorporation of Ohio (now FirstMerit Corporation) in 1990. At the time of its acquisition, Peoples Savings Bank had total assets of approximately $300 million.

     Richard M. Osborne has been active in community affairs in Lake County for many years. In 1987, he constructed and donated the Thomas J. Osborne Library at the Phillips-Osborne School in Painesville, Ohio. In 1991, his involvement was instrumental in the addition of a sports facility at Lake Catholic High School. Richard M. Osborne is a member of the Independent Oxygen Manufacturers Association and the National Welders' Supply Association.

     Through The Richard M. Osborne Trust, Liberty Self-Stor, Ltd., a self-storage firm located in Mentor, Ohio and controlled by Richard M. Osborne, and Turkey Vulture Fund XIII, Ltd., an affiliated investment fund managed by Richard M. Osborne (and of which he is the majority owner), Richard M. Osborne is an active investor in many other companies, including real estate investment trusts, nursing home facilities, an insurance firm and, from time to time, small and mid-sized bank and thrift institutions in Ohio and elsewhere, occasionally acquiring substantial stakes in such companies. In connection with investments undertaken by one or more of The Richard M. Osborne Trust, Liberty Self-Stor, Ltd. and Turkey Vulture Fund XIII, Ltd., Mr. Osborne has become a trustee of Meridian Point Realty Trust VIII Co. and a director of TIS Mortgage Investment Company, real estate investment trusts located in San Francisco, California, and a director and Chairman of the Board of Pacific Gateway Properties, Inc., a real estate company also in San Francisco. Mr. Osborne is also a director nominee of Central Reserve Life Corporation, an insurance firm located in Strongsville, Ohio. Each of Meridian Point Realty Trust VIII Co., TIS Mortgage Investment Company, Pacific Gateway Properties, Inc. and Central Reserve Life Corporation has securities registered under the Securities Exchange Act of 1934. OsAir, The Richard M. Osborne Trust, Liberty Self-Stor, Ltd., Turkey Vulture Fund XIII, Ltd. and certain other business interests of Mr. Osborne conduct business from space leased from the Bank adjacent to the Bank's main office. See "Certain Relationships and Related Party Transactions."

     Although Jerome T. Osborne, Sr. is Chairman of the Board and Richard M. Osborne is Vice Chairman of the Board, neither of them participates in day-to-day management of the Company, and neither of them serves as an officer of the Company or receives any compensation therefor. See "Certain Relationships and Related Party Transactions -Acquisition of Great Lakes Commerce Bank."

     EDWARD R. PIKE -- Mr. Pike, Jr. is the President of Ed Pike
Lincoln-Mercury, an automobile dealership located in Mentor, Ohio.

     THOMAS J. SMITH -- Mr. Smith is Chief Operations Manager of Liberty Self-Stor, Ltd. Mr. Smith has more than 20 years of direct banking experience. From July of 1994 to May of 1995, Mr. Smith served as Treasurer of the Bank. From 1988 to October of 1992 Mr. Smith was employed by Peoples Savings Bank of Ashtabula, Ohio, most recently as Senior Vice President and Chief Financial Officer. From 1972 to 1988 Mr. Smith was employed by AmeriTrust Company, National Association (now part of Key Corp., Inc.) in various accounting and corporate development positions. Mr. Smith is a Certified Public Accountant and was employed by Peat Marwick (now KPMG Peat Marwick LLP) from 1968 to 1972.

     JOSEPH T. SVETE -- Mr. Svete is an attorney in private practice and principal of the law firm Svete, McGee and Carrabine Co., LPA in Chardon, Ohio. Along with certain other directors, Mr. Svete is an investor in Turkey Vulture Fund XIII, Ltd., an investment fund managed by Richard M. Osborne.

     THOMAS E. WHEELER -- Thomas E. Wheeler is President of Component Repair Technologies, Inc., an aircraft engine company located in Mentor, Ohio. Along with certain other directors, Mr. Wheeler is an investor in Turkey Vulture Fund XIII, Ltd., an investment fund managed by Richard M. Osborne.

REMUNERATION OF DIRECTORS

     Directors are not separately compensated for their service as Company directors in addition to compensation they receive for their service as Bank directors. In 1997, directors other than Richard T. Flenner, Jr., Thomas J. Smith and Richard M. Osborne, who received no compensation for their service as directors, received the sum of $150 for each meeting of the Board of Directors of the Bank attended. See

"Certain Relationships and Related Party Transactions" for further information concerning limits on compensation payable to Messrs. Jerome T. and Richard M. Osborne. The Company recently adopted a stock option plan pursuant to which an option to acquire 200 shares of Common Stock was granted to each of the Company's ten non-employee directors. The exercise price of such options is $13.00 per share. See "Stock Option Plan."

EXECUTIVE COMPENSATION

     Since formation of the Company and completion of the holding company reorganization of the Bank in September 1997, none of the Company's executive officers has received any remuneration from the Company in addition to compensation received for service to the Bank. Because the Company's business is expected to consist for the foreseeable future of acting merely as the holding company for the Bank, it is expected that no separate compensation will be paid to officers of the Company in addition to compensation paid to them by the Bank. However, the Company may determine that separate compensation is appropriate in the future. At the present time, the Company does not intend to employ any persons other than its present management. Should the Company acquire other businesses in the future, the Company may have officers and employees who are not also officers and employees of and who are not separately compensated by the Bank.

     The following tables show information with respect to the annual compensation for services in all capacities to the Bank for the fiscal years ended December 31, 1997, 1996, and 1995 for the President and Chief Executive Officer of the Bank. No officer of the Bank received compensation in excess of $100,000 during 1997. None of the executive officers serves pursuant to an employment agreement.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM COMPENSATION
                                                                      ---------------------------------
                                                                              AWARDS
                                         ANNUAL COMPENSATION          -----------------------   PAYOUTS
                                   --------------------------------      ($)          (#)       -------
                                                           ($)        RESTRICTED   SECURITIES     ($)         ($)
         NAME AND                     ($)       ($)    OTHER ANNUAL     STOCK      UNDERLYING    LTIP      ALL OTHER
    PRINCIPAL POSITION      YEAR   SALARY(1)   BONUS   COMPENSATION     AWARDS      OPTIONS     PAYOUTS   COMPENSATION
--------------------------  ----   ---------   -----   ------------   ----------   ----------   -------   ------------
Richard T. Flenner, Jr.,    1997    $68,000      0          0             0            0           0           0
President and               1996    $60,000      0          0             0            0           0           0
Chief Executive             1995    $55,000      0          0             0            0           0           0
Officer

---------------

(1) Includes amounts deferred at the election of the named executive officers pursuant to the 401(k) Plan of the Bank.

PENSION AND RETIREMENT PLAN INFORMATION

     The Bank's retirement plan for officers and employees provides defined benefits based upon years of service, salary and other measures. The plan is a noncontributory defined benefit pension plan covering all officers and employees, who become eligible for entry in the plan upon the basis of age and one year of service. Retirement benefits under the provisions of the Bank's retirement plan are computed by a formula that takes into account such factors as compensation, years of service and the Social Security taxable wage base. Normal retirement is at 65 years of age. The Bank is in the process of terminating the defined benefit retirement plan. Refer to Note 8 of Notes to Consolidated Financial Statements for additional information concerning the noncontributory defined benefit pension plan.

     In late 1997 the Bank adopted a retirement plan under Internal Revenue Code of 1986 Section 401(k). The "GLB 401(k) Salary Reduction Plan and Trust" provides that participants may elect to defer up to 15% of their salary for investment in various accounts designated by the participant. Deferred salary is invested for the account of plan participants by the administrator of the 401(k) plan. All employees over age 21 who have at least one year of service (of 1,000 hours or more) are participants in the 401(k), although each participant elects whether to defer salary under the 401(k) plan. The Company may make discretionary matching contributions of up to 6% of a participant's salary to the accounts of those participants who defer salary under the 401(k) plan. The Company's matching contributions will vest ratably over a five-year period, becoming fully vested upon death or disability of the participant.

STOCK OPTION PLAN

     Shareholders of the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan" or the "Stock Option Plan") at the 1998 Annual Meeting of Shareholders. 28,000 shares of Common Stock have been reserved for issuance under the Stock Option Plan. In addition, the Stock Option Plan will include any shares surrendered to the Company in payment of the exercise price of options or stock appreciation rights issued under the Stock Option Plan.

     The purpose of the Stock Option Plan is to enhance and encourage the recruitment and retention of those individuals on whom the continued success of the Company depends; to provide the opportunity for directors, officers and employees to realize capital appreciation in exchange for their contributions to the Company and the Bank; and to more thoroughly align the interests of directors, officers and employees with the interests of shareholders generally. Options granted under the Stock Option Plan will be granted only to persons affiliated with the Company as directors, officers or employees.

     The Stock Option Plan provides for awards in the form of stock options, stock appreciation rights ("SARs"), other securities and property and restricted stock. Each award will be made on such terms and conditions as the committee administering the Stock Option Plan may determine. Generally, no award or any right or interest therein is assignable or transferable except under certain limited exceptions set forth in the Plan. The Stock Option Plan is administered by the Stock Option Committee of the Board of Directors of the Company. In granting awards under the Stock Option Plan, the Stock Option Committee considers position and years of service, value of the participant's services to the Company and its subsidiaries and the responsibilities of such individuals as directors, officers and employees.

     Options granted under the Stock Option Plan vest and become exercisable in equal annual installments over a period of five years, beginning with the first anniversary of the date of grant. The term of stock options will not exceed 10 years from the date of grant. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the fair market value of the shares covered by the option on the date of grant. No Incentive Stock Option (meaning a stock option qualified under Section 422 of the Internal Revenue Code of 1986) may be granted to any individual who, at the time such Incentive Stock Option is granted, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless (i) the exercise price of the Incentive Stock Option is at least 110 percent of the Common Stock's fair market value per share at the date of grant and (ii) the Incentive Stock Option is not exercisable after the expiration of five years from the date of grant. The aggregate fair market value (determined as of the time any Incentive Stock Option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a recipient of an Incentive Stock Option award in any calendar year may not exceed $100,000.

     The Stock Option Plan provides for the grant of a stock option to acquire 200 shares of Common Stock to each of the Company's non-employee directors. The grant of these options to the Company's ten non-employee and non-officer directors became effective upon shareholder approval of the Plan on February 17, 1998. The options are exercisable at the fair value of the shares of Common Stock as of such date, as determined by the Stock Option Committee. Persons who are not employees of the Company who become directors hereafter would receive a similar grant of an option to acquire 200 shares (as the number of shares may hereafter be adjusted to take account of stock splits and similar transactions that represent an increase in outstanding shares or conversion or exchange of shares), but no director will receive more than one grant of stock options pursuant to this provision of the Plan. Except for the grant of the foregoing stock options to non-employee directors, no individuals have been granted awards pursuant to the Stock Option Plan.

     The Stock Option Committee may grant restricted stock, subject to such restrictions as the Stock Option Committee may impose. Although no shares of restricted stock have been awarded under the Stock Option Plan as of the date hereof, the holder(s) of restricted stock may have all of the rights of a shareholder, including the right to receive dividends and the right to vote the shares. Unless otherwise determined by the

Stock Option Committee, all unvested shares of restricted stock are forfeited upon termination of service of the recipient. The Stock Option Committee may, in its discretion, accelerate the time at which any or all restrictions will lapse, or may remove any or all of the restrictions. Restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Stock Option Committee may deem appropriate. The Stock Option Committee may also grant performance awards consisting of cash, stock, other securities or property to participants under the Stock Option Plan based on the achievement of certain performance goals during specified periods of time.

     In the case of any merger, consolidation or combination of the Company in which the Company is not the continuing company or its outstanding shares are converted into or exchanged for different securities, cash or property, or any combination thereof, any participant to whom a stock option or SAR has been granted will have the right upon exercise of the option or SAR to an amount equal to the excess of the market value on the date of exercise of the consideration receivable in the merger, consolidation or combination with respect to the shares covered or represented by the stock option or SAR over the exercise price of the option or SAR, multiplied by the number of shares with respect to which the option or SAR has been exercised. The restricted period with respect to an award of restricted stock will lapse, and the stock will become fully vested, after a change in control of the Company. A change in control will be deemed to occur when (i) a person or group becomes the beneficial owner of shares of the Company representing 25% or more of the total number of votes which may be cast for the election of the Board of Directors of the Company (other than any person or group owning 25% or more of the Common Stock as of the date of adoption of the Plan), (ii) in connection with any tender or exchange offer (other than an offer by the Company), merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who are Directors of the Company cease to be a majority of the Board of Directors, or (iii) shareholders of the Company approve a transaction pursuant to which the Company will cease to be an independent company or pursuant to which substantially all of its assets will be sold. In addition, unless the Stock Option Committee provides otherwise, in the event of a tender or exchange offer (other than an offer made by the Company) or if the event specified in clause (iii) above occurs, all outstanding stock options and SARs not fully exercisable will become exercisable in full.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ACQUISITION OF GREAT LAKES COMMERCE BANK

     The acquisition of Great Lakes Commerce Bank by the Bank was approved by the Division and by the FDIC. As is typically the case, the approvals were conditioned on satisfaction of certain conditions by the Bank prior to the acquisition. In addition, FDIC approval was conditioned on the satisfaction of certain non-standard conditions that were applicable both prior to the acquisition of Great Lakes Commerce Bank and following completion of the acquisition.

     The non-standard conditions contained in the FDIC's June 14, 1994 approval provide that neither Mr. Jerome T. Osborne, Sr. nor Mr. Richard M. Osborne may
(i) act as an executive officer or operating officer of the Bank, (ii) assume a title normally associated with executive or operating officer status, or (iii) receive compensation from the Bank (other than fees for service on the board of directors, to the same extent other directors receive such fees, and except that the Bank may pay to the chairman of the board fees for board service of up to $10,000 per year over that paid to other directors). In addition, the non-standard conditions provide that the Bank may not extend to Richard M. Osborne or Jerome T. Osborne, Sr., to all other Osborne family members, or to any financial interest of an Osborne family member, direct or indirect credit representing, in the aggregate, more than 25.0% of Tier 1 capital.

     Mr. Richard M. Osborne receives no fees for his Board service, while Mr. Jerome T. Osborne, Sr. receives fees for Board service on the same basis as other directors. See "Remuneration of Directors." Neither Jerome T. Osborne, Sr. nor Richard M. Osborne serves as an executive or operating officer or has a title as such. Furthermore, as of February 28, 1998, aggregate loans to Richard
M. Osborne, Jerome T. Osborne, Sr., all other Osborne family members and financial interests of Osborne family members were within the limits stated in the non-standard conditions. The Company believes that it is in compliance with the terms of the non-standard conditions.

DEPOSIT AND LENDING RELATIONSHIPS

     The Company has deposit and lending relationships with certain of its directors, officers and their affiliates. All loans to directors, officers and their affiliates were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. Refer to Note 10 of Notes to Consolidated Financial Statements.

     Messrs. Jerome T. and Richard M. Osborne are, individually and with affiliated companies and immediate family members, the Company's most substantial depositors, with total deposits of approximately $4.8 million as of February 28, 1998, $5.1 million as of December 31, 1997 and $4.4 million as of December 31, 1996.

     The following table provides information concerning extensions of credit by the Company to Messrs. Jerome T. and Richard M. Osborne, members of their family and their related interests. To the extent their indebtedness to the Company exceeded $60,000 at any time during 1997, the following table also provides information concerning indebtedness owed or owing to the Company by (i) directors and executive officers, (ii) members of their immediate family (meaning any of the following: spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and brothers and sisters-in-law),
(iii) any corporation or organization of which a director or executive officer directly or indirectly beneficially owns ten percent (10%) or more of the outstanding equity securities and (iv) any trust or other estate in which any director or executive officer has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity.

                                                                                             LARGEST
                                                                                             AMOUNT           AMOUNT
                                                           INTEREST       BALANCE AT       OUTSTANDING   OUTSTANDING AS OF
      NAME (BORROWER)               TYPE OF LOAN             RATE      DECEMBER 31, 1997     IN 1997     FEBRUARY 28, 1998
      ---------------        --------------------------  ------------  -----------------   -----------   -----------------
Jerome T. Osborne, Sr.          Letter of Credit(1)      8.50%(Prime)      $300,000         $300,000         $300,000
Director and Chairman of        Letter of Credit(2)      8.50%(Prime)      $      0         $250,000         $      0
  the
Board
Richard M. Osborne             Commercial Term Loan,           11.00%      $ 17,017         $ 17,343         $ 17,017
Director and Vice Chairman       Richard M. Osborne
of the Board                     Personal Guarantee
2020 Train Ave., Inc.           Commercial Term Loan            9.50%      $      0         $ 99,787         $      0
(affiliate of Richard M.     Commercial Line of Credit
Osborne)                        (closed at 12/31/97)           11.00%      $      0         $ 30,000         $      0
Royce Properties                Commercial Mortgage             9.50%      $      0         $510,240         $      0
(controlled by Michael
Osborne, brother of Richard
M. Osborne, Vice
Chairman)
Richard M. Osborne, Jr.      Home Equity Line of Credit         9.00%      $      0         $ 29,688         $      0
(son of Richard M. Osborne,     Residential Mortgage           7.125%      $247,078         $248,082         $246,668
Vice Chairman)               Home Equity Line of Credit         9.00%      $ 42,495         $ 42,500         $ 42,127
Beth Sullivan                   Residential Mortgage           8.125%      $ 99,550         $100,896         $ 99,321
(daughter of Richard M.         Residential Mortgage            6.25%      $115,134         $115,500         $      0
Osborne, Vice Chairman)         Residential Mortgage           7.625%      $185,000         $185,000         $185,000
Cynthia Wollant                 Construction Loan--             5.50%      $305,000         $305,000         $294,449
(granddaughter of Jerome T.   Residential Mortgage(3)
Osborne, Sr., Chairman)

---------------

(1) Letter of Credit outstanding with no funds drawn.

(2) Letter of Credit with no funds drawn. This Letter of Credit has expired.

(3) Interest rate reflects special promotion offered to all construction loan customers. Interest rate adjusts to market rate at completion of construction.

     None of the foregoing loans is or has been nonperforming, nor have any of such loans been restructured or included among classified assets. All such loans are current and all required payments thereon have been received by the Company as and when due.

LEASES FOR BANK PROPERTY

     The Company leases its new branch property at 50 South Park Place, Painesville, Ohio, from Richard M. Osborne, as Trustee of the Richard M. Osborne Trust. Pursuant to an Indenture of Lease dated March 1, 1998 by and between Mr. Osborne, as trustee, and the Bank, the annual base rent will be $32,400 ($12 per square foot), commencing as of the date construction of premises is complete and the property is ready for occupancy. The Company will also be responsible for real estate taxes, assessments and insurance on the facility. The lease has a term of ten years. The lease is renewable for an additional ten-year term with annual rent increased by ten percent (10%) from the original rental term. It is currently estimated that the property will be ready for occupancy by the end of the third quarter of 1998. The Company is not responsible for the costs of construction, nor has the Company provided construction or any other financing for the project. The Company obtained an independent appraisal supporting the fairness of the lease terms. See "Business -- Properties."

     The Company also leases its branch property at 29933 Euclid Avenue, Wickliffe, Ohio, from Richard M. Osborne. Dated May 1, 1997, the Indenture of Lease has a term of ten years, with rent at $12 per square foot, payable in monthly installments. The Company is also responsible for real estate taxes, assessments and insurance on the facility. The lease is renewable for an additional ten-year term, with annual rent increased by ten percent (10%) from the original annual rate. The Company has not obtained an independent appraisal supporting the fairness of the lease terms. Nevertheless, in the opinion of management, the terms and conditions of the lease are at least as favorable to the Company as those that would apply in a lease with an unrelated third party. See
"Business -- Properties."

     The Company received approval on April 21, 1995 from the FDIC for relocation of a branch to 1522 Mentor Avenue in Painesville, Ohio. At the time of the relocation, the Company leased the new facility from Richard M. Osborne. Mr. Osborne subsequently sold the property to an unrelated third party, from whom the Company now leases the facility. A condition of the FDIC's April 21, 1995 approval was that the Bank maintain a Tier 1 leverage capital ratio of at least 8% until calendar year overhead expenses are reduced to less than 4.5% of average assets. For the year ended December 31, 1997, overhead expenses were 3.9% of average assets, and the Company's Tier 1 leverage capital ratio was 10.12%.

     Pursuant to an Indenture of Lease dated March 1, 1998, the Company leases approximately 5,000 square feet of space at its main office facility to OsAir, a company controlled by Richard M. Osborne, for $5,000 monthly. The Company is responsible for real estate taxes and assessments. The term of the lease is five years. The Company believes that the terms and conditions of the lease with OsAir are consistent with and at least as favorable to the Company as the rental terms that would apply to a lease with an unaffiliated third party.

                             PRINCIPAL SHAREHOLDERS

     The following table indicates the beneficial ownership of Common Stock as of March 20, 1998, prior to the Offering and as adjusted to reflect the sale of 1,100,000 shares of Common Stock by the Company in the Offering, (i) by directors and executive officers of the Company, (ii) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock (showing his address as well), and (iii) by all directors and executive officers of the Company as a group:

                                           PRIOR TO OFFERING                               AFTER OFFERING
                                      ----------------------------                  -----------------------------
                                         NUMBER OF                    SHARES OF        NUMBER OF
                                         SHARES OF                      COMMON         SHARES OF
                                           COMMON         PERCENT    STOCK BEING         COMMON        PERCENT OF
                                        STOCK OWNED      OF COMMON   PURCHASED IN     STOCK OWNED        COMMON
                NAME                  BENEFICIALLY(1)    STOCK(2)    THE OFFERING   BENEFICIALLY(1)     STOCK(2)
                ----                  ----------------   ---------   ------------   ---------------    ----------
Richard T. Flenner, Jr..............          600              (3)
James V. Fryan......................       30,000            4.69%
George C. Lott......................          200              (3)
George X. Mechir....................          200              (3)
Andrew L. Meinhold..................            0              --
Cheryl Jean Mihitsch................            0              --
Marian Rose Nathan..................        2,000              (3)
Jerome T. Osborne, Sr...............      135,750           21.22%
  7954 Reynolds Road
  Mentor, Ohio 44060
Richard M. Osborne..................      176,150           27.54%
  7001 Center Street
  Mentor, Ohio 44060
Edward R. Pike......................       45,000(4)         7.04%
Thomas J. Smith.....................          200              (3)
Joseph T. Svete.....................          200              (3)
Thomas E. Wheeler...................       30,000            4.69%
All directors and executive officers
  as a group (13 persons)...........      420,300(4)        65.74%

---------------

(1) For purposes of the above table, a person is considered to "beneficially own" any shares with respect to which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire such beneficial ownership within 60 days. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2) Shares deemed to be outstanding for purposes of computing "Percent of Common Stock" are calculated on the basis of the total number of outstanding shares plus the number of shares a person has the right to acquire within 60 days.

(3) Less than one percent.

(4) Includes 37,500 shares over which Mr. Pike has the right to exercise voting and investment power pursuant to a Limited Durable Power of Attorney granted to him on November 3, 1994 by each of his five brothers and sisters, each of whom owns 7,500 shares. The grantors of the Limited Durable Powers of Attorney retain the right to take any action Edward R. Pike as attorney in fact is authorized to take under the Limited Durable Power of Attorney.

                           SUPERVISION AND REGULATION

     To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law may have a material effect on the business and prospects of the Company and the Bank. The operations of the Bank may be affected by legislative changes and by the policies of various regulatory authorities. See also "Certain Relationships and Related Party Transactions -- Acquisition of Great Lakes Commerce Bank" for a discussion of certain non-standard conditions imposed on the Bank in connection with regulatory approvals obtained in the past.

GENERAL

     The Company is a bank holding company within the meaning of the Bank Holding Company ("BHC") Act. As such, the Company is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"), acting primarily through officials of the Federal Reserve Bank of Cleveland. The Company is required to file annual reports with the FRB and to provide the FRB such additional information as the FRB may require.

     The Bank is an Ohio-chartered commercial bank. The deposits of the Bank are insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. As a state-chartered, non-member bank, the Bank is primarily regulated by the FDIC and the Division.

     The Company and the Bank are extensively regulated under federal and state law. These federal and state laws are intended to protect depositors, not shareholders. Federal and state laws applicable to bank holding companies and banks regulate, among other things, the range of permissible business activities, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, establishment of branches, mergers, dividends and a variety of other important matters.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") expanded significantly the authority of federal agencies to regulate the activities of federal and state banks and their holding companies. The FRB and the FDIC have extensive authority to prevent and to remedy unsafe and unsound practices and violations of applicable laws by depository institutions and their holding companies. The agencies may assess civil money penalties, issue cease-and-desist or removal orders, seek injunctions, and publicly disclose such actions. In addition, the Superintendent of the Division possesses enforcement powers in order to address violations of Ohio banking law by Ohio-chartered banks.

BANK HOLDING COMPANY REGULATION

     The BHC Act requires every bank holding company to obtain the prior approval of the FRB before (i) directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or
(iii) merging or consolidating with another bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

     With certain exceptions, the BHC Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks. In making this determination, the FRB considers whether the performance of such activities by a bank holding company can be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency in resources, that can be expected to outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest or unsound banking practices.

     Some of the activities determined by FRB regulation to be incidental to the business of banking are: making or servicing loans or certain types of leases; engaging in certain insurance and discount brokerage activities; performing certain data processing services; acting in certain circumstances as a fiduciary or investment or financial advisor; and making investments in certain corporations or projects designed primarily to promote community welfare. The Company currently has no plans to engage in these activities.

     It is FRB policy that bank holding companies serve as a source of strength for their subsidiary banking institutions. The FRB considers the adequacy of a bank holding company's capital on essentially the same risk-adjusted basis as capital adequacy is determined by the FDIC at the bank subsidiary level. In the case of a bank holding company with less than $150 million in total consolidated assets, the FRB's regulations provide that the capital adequacy requirements will generally be applied on a bank-only (rather than consolidated) basis. In general, bank holding companies are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital (consisting principally of shareholders' equity) of at least 4%. Bank holding companies are also subject to a leverage ratio requirement. The minimum required leverage ratio for the highest rated companies is 3%. The minimum required leverage ratio for all other bank holding companies is 4% or higher. See "Capital Adequacy and Prompt Corrective Action."

     As a bank holding company subject to regulation by the FRB, the Company must comply with policy statements issued by the FRB. The FRB's policy statement governing payment of cash dividends provides that a bank holding company should not pay cash dividends on common stock unless (i) the organization's net income for the past year is sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. For small bank holding companies (those with less than $150 million in assets), the FRB's position is that such companies should not pay dividends so long as they have a debt-to-equity ratio of 1:1 or greater.

     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operating expenses. Further, under the BHC Act and certain regulations of the FRB, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank generally may not require a customer to obtain other services from the Bank or the Company as a condition to an extension of credit to the customer, and may not require that customer to promise not to obtain other services from a competitor.

     Prior approval of the Superintendent of the Division is required in order to acquire control of an Ohio-chartered bank. Banks and bank holding companies located in Ohio or any other state are authorized under Ohio law to acquire an Ohio-chartered bank, provided that, after the acquisition, the acquiring bank or bank holding company does not control (i) more than 10% of total bank, savings bank and savings association deposits nationwide and (ii) more than 30% of total bank, savings bank and savings association deposits in Ohio. The Superintendent of the Division may nevertheless approve an acquisition resulting in the acquiring bank or bank holding company controlling more than 30% of total bank, savings bank and savings association deposits in Ohio if the Superintendent determines that the anticompetitive effects of the acquisition are clearly outweighed in the public interest by the probable effect of the transaction. As of December 31, 1997, the Company's deposits represented less than 1% of total bank, savings bank and savings association deposits in Ohio.

FEDERAL AND STATE BANK REGULATION GENERALLY

     As a federally insured, state-chartered bank that is not a member of the Federal Reserve System, the Bank is subject to the supervision and regulation of the Division and the FDIC. These agencies may prohibit the Bank from engaging in activities believed by the Division or the FDIC to constitute unsafe and unsound banking practices.

     In the Bank's routine banking operations, the Bank is subject to detailed, complex and sometimes overlapping federal and state statutes and regulations. These include but are not limited to state usury and consumer credit laws, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act and the Community Reinvestment Act.

     The Bank is subject to FRB regulations requiring depository institutions to maintain non-interest-earning reserves against their transaction accounts (principally NOW and regular checking accounts). Changed periodically by the FRB as part of its monetary control function, the FRB's reserve regulations currently require three percent(3%) reserves on the first $47.8 million of transaction accounts and $1.434 million plus ten percent(10%) on the remainder. The first $4.7 million of otherwise reservable balances are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirement.

     Transactions with and Loans to Affiliates. Although the Bank is not a member bank of the Federal Reserve System, under the Federal Deposit Insurance Act the Bank is required to comply with Sections 23A and 23B of the Federal Reserve Act (pertaining to transactions with affiliates) in the same manner and to the same extent as member banks. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to ten percent (10%) of such institution's capital and surplus, limiting the aggregate of covered transactions with all affiliates to twenty percent (20%) of capital and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

The Bank's authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the FRB. Among other things, these regulations require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to such persons based, in part, on the bank's capital position, and require certain approval procedures to be followed. Under Section 22(h), loans to an executive officer, director, or greater than 10% shareholder (a "principal shareholder") of a bank, and certain affiliated entities of either, together with all other outstanding loans to such persons and affiliated entities, may not exceed the bank's loans-to-one-borrower limit, which in general terms is 15% of tangible capital but can be higher in certain circumstances. Section 22(h) also prohibits loans in excess of the greater of 5% of capital or $25,000 to directors, executive officers and principal shareholders, and their respective affiliates, unless the loans are approved in advance by a majority of the board of directors, with any "interested" director not participating in the voting. Further, pursuant to Section 22(h) the FRB requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as those offered in comparable transactions to other persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank, the imposition of a cease-and-desist order, and other regulatory sanctions. The Bank adopted a policy to ensure compliance with Regulation O and affiliate transactions restrictions in January 1997.

     Deposit Insurance. Bank customers' deposits are insured to a maximum of $100,000 through the Bank Insurance Fund ("BIF") administered by the FDIC. The Bank is required to pay semiannual deposit insurance premium assessments to the FDIC. In general terms, each institution is assessed insurance premiums according to how much risk to the BIF the institution represents. Well-capitalized banks with few supervisory concerns are assessed lower premiums than other banks. Currently, BIF assessments range from zero for well-capitalized institutions to 0.27% of deposits for institutions that are not (with a statutory minimum of $2,000 paid by all institutions). The Bank's current assessment rate is the statutory minimum of $2,000 annually.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     The Economic Growth and Regulatory Paperwork Reduction Act of 1996 enacted on September 30, 1996 provides that, beginning with semi-annual periods after December 31, 1996, BIF deposits will also be assessed to pay interest on the bonds issued in the late 1980s by the Financing Corporation ("FICO Bonds").

The FICO Bonds were issued for the purpose of recapitalizing the now defunct Federal Savings and Loan Insurance Corporation, which had been the principal insurer of savings association deposits. For purposes of the assessments to pay interest on the FICO Bonds, BIF deposits will be assessed at a rate of 20% of the assessment rate applicable to Savings Association Insurance Fund deposits until December 31, 1999. After the earlier of December 31, 1999 or the date on which the last savings association ceases to exist, full pro rata sharing of FICO assessments will begin. The Bank expects that the assessment to pay interest on the FICO Bonds will not have a material effect on the Bank.

     Dividends. The ability of the Company to obtain funds for the payment of dividends and for other cash requirements will be dependent on the amount of dividends that may be declared by its subsidiary, the Bank. Ohio bank law provides that dividends may be paid from undivided profits only, and an Ohio-chartered bank may not declare a dividend without the approval of the Division if the total of dividends and distributions declared in a calendar year exceeds the total of the bank's net income for that year combined with its retained net income for the preceding two years. State-chartered banks' ability to pay dividends may be affected by capital adequacy guidelines of their primary federal bank regulatory agency as well. See "Capital Adequacy and Prompt Corrective Action." Moreover, regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.

     The FRB's policy statement governing payment of cash dividends provides that a bank holding company should not pay cash dividends on common stock unless
(i) the organization's net income for the past year is sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. For small bank holding companies (those with less than $150 million in assets), the FRB's position is that such companies should not pay dividends so long as they have a debt-to-equity ratio of 1:1 or greater. The Company intends to comply with this FRB policy.

     Capital Adequacy and Prompt Corrective Action. The FRB and FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and banks. If capital falls below the minimum levels established by the guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities. Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), failure to meet applicable capital guidelines could subject a banking institution to a variety of enforcement actions available to federal regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of "brokered deposits."

In the calculation of risk-based capital, assets and off-balance sheet items are assigned to broad risk categories, each with an assigned weighting (0%, 20%, 50% and 100%). Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% risk-weight. Off-balance sheet items are also taken into account in the calculation of risk-based capital, with each class of off-balance sheet item being converted to a balance sheet equivalent according to established "conversion factors." From these computations, the total of risk-weighted assets is derived. Risk-based capital ratios therefore state capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios established by guideline are minimums only.

     Current risk-based capital guidelines require all bank holding companies and banks to maintain a minimum risk-based total capital ratio equal to 8% and a Tier 1 capital ratio of 4%. Intangibles other than readily marketable mortgage servicing rights are generally deducted from capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock (within limits and subject to certain conditions, particularly if the preferred stock is cumulative preferred stock), and minority interests in equity accounts of consolidated subsidiaries, less intangibles. Tier 2 capital includes: (i) the allowance for loan losses up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock exceeding the amount includable in Tier 1 capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital, less reciprocal holdings of other banking organizations, capital instruments and investments in unconsolidated subsidiaries.

     The FRB and FDIC have also established a minimum leverage ratio of 3%. However, for bank holding companies and banks seeking to expand and for all but the most highly rated banks and bank holding companies, the FRB and FDIC expect an additional cushion of at least 100 to 200 basis points. The leverage ratio represents Tier 1 capital as a percentage of total assets, less intangibles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital." At December 31, 1997, the Company and the Bank were in compliance with all regulatory capital requirements.

     In order to resolve the problems of undercapitalized institutions and prevent a recurrence of the banking crisis of the 1980s and early 1990s, FDICIA established a system of prompt corrective action. Under the prompt corrective action provisions of FDICIA and implementing regulations, every institution is classified into one of five categories, depending on (i) its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio and (ii) certain subjective factors. The categories are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Bank regulatory agencies are required to appoint a receiver or conservator shortly after an institution enters the category of weakest capitalization. FDICIA also authorizes the agencies to reclassify an institution from one category into a lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. FDICIA requires undercapitalized institutions to take certain specified actions in order to increase their capital or otherwise decrease the risks to the federal deposit insurance funds.

     The following table illustrates the capital adequacy and prompt corrective action guidelines applicable to the Company and the Bank, as well as the total risk-based capital ratio, Tier 1 capital ratio and leverage ratio of the Company and the Bank, as of December 31, 1997.

                                                                    MINIMUM                MINIMUM
                                              COMPANY AT        NECESSARY TO BE        NECESSARY TO BE
                                           DECEMBER 31, 1997    WELL CAPITALIZED    ADEQUATELY CAPITALIZED
                                           -----------------    ----------------    ----------------------
Total Risk-Based Capital Ratio...........        13.84%              10.00%                  8.00%
Tier 1 Risk-Based Capital Ratio..........        12.96%               6.00%                  4.00%
Leverage Ratio...........................        10.12%               5.00%                  3.00%

     Community Reinvestment Act. Under the Community Reinvestment Act of 1977 ("CRA") and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation (consistent with safe and sound operation) to meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires that financial institution regulators conduct regular CRA examinations and provide written evaluations of institutions' CRA performance. The CRA also requires that an institution's CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance.

     At the most recent CRA examination of the Bank, concluded in June 1996, the Bank received a CRA performance rating of "Satisfactory." Although CRA examinations occur on a regular basis, CRA performance evaluations are used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions and applications to open branches. Over the twenty years that the CRA has existed, and particularly in the last few years, institutions have faced increasingly difficult regulatory obstacles and public interest group objections in connection with their regulatory applications, including institutions that have received the highest possible CRA ratings.

     Federal Home Loan Banks. The Federal Home Loan Banks are under the jurisdiction of the Federal Housing Finance Board, an independent federal agency created by FIRREA. The Federal Home Loan Banks serve as credit sources for their members. As a member of the FHLB, the Bank is required to maintain an investment in the capital stock of the FHLB in an amount equal to the greater of 1.0% of the aggregate outstanding principal amount of the Bank's residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 5.0% of its advances from the FHLB. The Bank is in compliance with this requirement, with an investment in FHLB stock of $427,700 at December 31, 1997. The Bank could, if management so chose, withdraw from membership in the FHLB. The Bank obtains funds from the FHLB pursuant to a "Blanket Agreement for Advances and Security Agreement." See "Business -- Source of
Funds -- Borrowings."

     Interstate Banking and Branching. The Reigle-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted in 1994. The Interstate Act effectively permits nationwide banking and greatly expands the power of banks to branch across state lines. Adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that bar acquisitions by out-of-state institutions, subject to deposit concentration limits. Subject to certain exceptions or possible regulatory waiver, regulatory approval of acquisition of an Ohio bank generally may not be granted if the acquiror would control more than 10% of total bank, savings bank and savings association deposits nationwide or more than 30% of total bank, saving bank and savings association deposits in Ohio.

     Although the Interstate Act provided that states had a certain period of time following enactment of the Interstate Act to "opt-out" of the interstate branching provisions, Ohio did not exercise the right to opt out of the interstate branching provisions of the Interstate Act. Branching between states may be accomplished by merging commonly controlled banks located in different states into one legal entity. Branching may also be accomplished by establishing de novo branches or acquiring branches in another state.

     A branch of an out-of-state bank operating in another state, or "host state," is subject to the law of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches.

     Monetary Policy. The earnings of commercial banks are affected by the policies of regulatory authorities, including monetary policy of the FRB. An important function of the Federal Reserve System is regulation of aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits. Monetary policies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government. FRB monetary policy has had a significant effect on the operating results of commercial banks in the past, and it can be expected to influence operating results of commercial banks in the future.

BANK REGULATORY DEVELOPMENTS

     The laws and regulations affecting banks and bank holding companies have changed significantly over recent years. Additional changes can be expected in the future. Like administrations before it, the current administration has considered consolidation of bank regulatory responsibilities currently administered by four separate banking agencies. Over the same time period, Congress has proposed additional restrictions on activities conducted by bank holding companies and their affiliates, including securities- and insurance-related activities.

FIRREA AND CROSS-GUARANTEES

     Under FIRREA, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly FDIC-insured depository institution in danger of default (the "Cross Guarantee"). "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating either that there is no reasonable prospect that the institution will be able to meet the demands of its depositors or pay its obligations in the absence of regulatory assistance, or that its capital has been depleted and there is no reasonable prospect that it will be replenished in the absence of regulatory assistance. The Cross Guarantee thus enables the FDIC to assess a holding company's healthy BIF members for the losses of any of such holding company's failed BIF members. Cross Guarantee liabilities are generally superior in priority to obligations of the depository institution to its shareholders due solely to their status as shareholders and obligations to other affiliates. This law could apply if the Company acquires another financial institution and thereafter maintains that institution as a separate subsidiary from the Bank. There are currently no agreements, commitments, understandings or arrangements for such an acquisition.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, without par value, and 2,000,000 shares of Serial Preferred Stock, also without par value (the "Serial Preferred Stock"). The following summary of the Company's capital stock is subject to, and qualified in its entirety by, the provisions of applicable law and by the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), and Code of Regulations (the "Regulations"). As of March 17, 1998, the Company had 127 shareholders of record.

COMMON STOCK

     Upon completion of this Offering, there will be 1,739,306 shares of Common Stock outstanding (not including any Common Stock purchased by the Underwriter through exercise of its over-allotment option). In addition, 28,000 shares of Common Stock are reserved for issuance upon exercise of stock options under the Stock Option Plan. Holders of Common Stock are entitled to one vote per share on any matter submitted to the vote of shareholders. Cumulative voting is prohibited in the election or removal of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by the Company. The shares of Common Stock outstanding are, and the shares of Common Stock offered hereby when issued will be, fully paid and nonassessable.

SERIAL PREFERRED STOCK

     There is no Serial Preferred Stock outstanding. Under the Articles of Incorporation, the Board of Directors is authorized to establish the number of shares of Serial Preferred Stock to be issued, and to fix the attributes of the shares, including the dividend rate, the dividend payment dates, whether the dividends will be cumulative, the redemption price, the sinking fund requirements, liquidation preference and conversion rights.

CERTAIN ANTITAKEOVER MATTERS

     The Articles of Incorporation and Regulations contain certain provisions that may deter or render more difficult and costly attempts to gain control of the Company or its assets, even in cases in which shareholders believe a change in control to be in their best interests. Management believes these provisions are in the long term best interests of the Company and its shareholders.

     Articles of Incorporation Provisions. Authorized but unissued shares of Common Stock may be issued hereafter by the Board of Directors without further shareholder approval. Accordingly, in the event of a potential change in control that is not supported by the Board of Directors, the authorized but unissued Common Stock could be issued by the Board of Directors to one or more parties who concur with the Board of Directors' opposition to the potential change in control.

     Without further shareholder approval, the Board of Directors may issue shares of Serial Preferred Stock in one or more series with powers, preferences, rights, restrictions, limitations, and other qualifications that could adversely affect the voting and other rights of Common Stock. The Board of Directors' authority to issue the Serial Preferred Stock could operate to render more difficult the accomplishment of mergers or other business combinations. When in the judgment of the Board of Directors the action will be in the best interest of the shareholders and the Company, the Serial Preferred Stock could be used for the purpose or with the effect of creating impediments to or frustrating the attempts of persons seeking to gain control of the Company. As a means to oppose a hostile takeover bid, shares of Serial Preferred Stock could, like the authorized but unissued shares of Common Stock, be privately placed with purchasers identified by the Board of Directors.

     The existence of the authorized but unissued capital stock could have the effect of discouraging unsolicited takeover attempts or delaying, deferring or preventing a change in control of the Company. In the event of a potential takeover or other change in control, this could have an adverse impact on shareholders who wish to receive the premium for stock that is commonly paid in connection with changes in control. The issuance of new shares could be used to dilute the stock ownership of a person or entity seeking to obtain control of the Company, should the Board of Directors consider the change in control not to be in the best interests of the shareholders and the Company. The Board of Directors is not aware of any attempt or effort by any person to accumulate the Company's securities or obtain control of the Company.

     Code of Regulations Provisions. The Regulations also contain provisions that may have an antitakeover effect. The Regulations require that notice in writing of proposed shareholder nominations for the election of directors be timely given to the Secretary of the Company prior to the meeting. To be timely, a shareholder's notice of nomination for election of a director must be received by the Secretary at least 30 days prior to the meeting. The shareholder's notice of nomination must contain certain information about the non-incumbent nominee, including name, age, business and residence addresses, principal occupation, the class and number of shares of the Company beneficially owned by the nominee and such other information as would be required to be included in a proxy statement soliciting proxies for election of the nominee, as well as certain information about the nominating shareholder. The Company may require any nominee to furnish other information reasonably required by the Company to determine the nominee's eligibility to serve as a director. If the officer presiding at the meeting determines that a person was not nominated in accordance with the foregoing procedures, such nominee will not be eligible for election as a director.

     In addition, the Regulations provide that special meetings of shareholders may be called at any time by the Chairman of the Board, the President, a Vice President or shareholders holding of record 25% or more of all outstanding shares, but that special meetings relating to a change in control or amendment of the articles of incorporation may only be called by a majority of the Board of Directors or by holders of record of not less than one half of the outstanding shares.

     Ohio Control Share Acquisition Act. Contained in Section 1701.831 of the Ohio General Corporation Law, the Control Share Acquisition Act requires prior shareholder approval for transfers of corporate control. The Control Share Acquisition Act provides generally that acquisitions of voting securities resulting in the acquiring shareholder owning 20%, 33 1/3%, or 50% of the outstanding voting securities of an issuing public corporation must be approved in advance by the holders of at least a majority of the outstanding voting shares represented at a meeting at which a quorum is present, and by a majority of the portion of the outstanding voting shares represented at such meeting that excludes the voting shares owned by the acquiring shareholder. The Control Share Acquisition Act was intended to protect shareholders of Ohio corporations from coercive tender offers. In general, an issuing public corporation is any Ohio corporation that has 50 or more shareholders, provided the corporation has its principal place of business, its principal offices, assets with substantial value or a substantial percentage of its assets in Ohio. The Company is an issuing public corporation.

     Ohio Merger Moratorium Act. Chapter 1704 of the Ohio Revised Code, known as the Merger Moratorium Act, generally prevents an issuing public corporation from entering into a business combination transaction with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder. If the directors have approved the business combination or the interested shareholder's share acquisition, the three-year moratorium would not apply. In general, an interested shareholder is one who can vote, or direct the voting of, 10% or more of the issuing public corporation's stock in the election of directors.

     The Merger Moratorium Act generally does not apply to issuing public corporations that (i) do not have a class of voting securities traded on a national securities exchange, (ii) do not have a class of voting securities registered under Section 12(g) of the Exchange Act or (iii) are not required to file periodic reports and information pursuant to Section 15(d) of the Exchange Act. At the time of completion of this Offering, the Company will be required to file periodic reports pursuant to Section 15(d) of the Exchange Act. Moreover, the Company intends to register the Common Stock under Section 12(g) of the Exchange Act at the time of or promptly after completion of this Offering.

     Each of the Control Share Acquisition Act and the Merger Moratorium Act provides that an issuing public corporation may elect not to be subject to those statutes by a specific statement to that effect in the corporation's Articles of Incorporation or, in the case of the Control Share Acquisition Act, by a statement to that effect in the corporation's code of regulations. The Company's Articles of Incorporation and Code of Regulations make no such election. Accordingly, the Control Share Acquisition Act and Merger Moratorium Act could apply to changes in control and business combination transactions involving the Company.

     Ohio "Anti-Greenmail" Statute. Under Ohio Revised Code Section 1707.043, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation's securities within eighteen months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either (i) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation or (ii) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if the corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys' fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the "anti-greenmail" statute with an appropriate amendment to its articles of incorporation. The Company has not taken any corporate action to opt out of the "anti-greenmail" statute.

     Regulatory Approval of Acquisitions. Approval of the FRB and the Division would be necessary in order for any company to acquire control of an Ohio bank or bank holding company. The requirement for regulatory approval could delay efforts to obtain control of the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

     Under Ohio law, a director's liability to the Company or its shareholders for damages is limited to those situations in which it is proved by clear and convincing evidence that the director's action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, as well as in those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders may be unable to recover monetary damages against directors for actions that constitute gross negligence or that are in violation of directors' fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are not available to shareholders for any particular case, shareholders may not have an effective remedy against the challenged conduct.

     The Articles of Incorporation and Regulations provide that directors, officers, employees and agents shall be indemnified to the extent permitted by law. Under the Ohio General Corporation Law, a corporation is required to pay a director's expenses as incurred in defending an action, suit or proceeding against him or her, provided the director agrees to repay such expenses if he or she is determined to have acted with reckless disregard for the corporation's best interests or with deliberate intent to cause injury to the corporation and provided the director cooperates with the corporation concerning the action, suit or proceeding. Likewise, the Ohio General Corporation law allows a corporation to indemnify directors, officers, employees and agents for actions taken on behalf of the corporation, regardless of whether the corporation's governing instruments specifically provide for indemnification. No indemnification is allowed, however, if the person seeking indemnification is held by a final judgment to have acted in a grossly negligent manner, knowingly contrary to or with reckless disregard for the best interests of the Company.

     The indemnification rights set forth in the Articles of Incorporation and in the Ohio General Corporation Law are not exclusive of any other indemnification rights to which a director may be entitled under any resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. The Company may also provide for greater indemnification than that set forth in the Articles of Incorporation if the Board of Directors chooses to do so.

     The Company may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him or her in any such capacity, whether or not the Company would have had the power to indemnify against such liability. The Company is not aware of any pending or threatened action, suit or proceeding involving any of its directors or officers for which indemnification from the Company may be sought. The Company has purchased and maintains directors' and officers' liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, or to an affiliate of the Company pursuant to the Company's Articles of Incorporation or the Regulations or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Accordingly, it is possible that the indemnification provisions may not apply to liabilities arising under the Securities Act unless the person to be indemnified is successful on the merits of the claim or proceeding.

     Consistent with the Ohio General Corporation Law, the Articles of Incorporation contain a special provision dealing with transactions in which an officer or director is interested. If certain procedures set forth in the Ohio General Corporation Law are followed or if the transaction is determined to be fair, no contract, action or transaction between the Company and one or more of its directors or officers will be void or voidable merely because it is between or affects the Company and one or more of its directors or officers (or between the Company and another person or entity in which a director or officer has a personal or financial interest or in which he or she is an officer or director), or merely because one or more interested directors or officers participate in or vote at the meeting of directors (or committee thereof) that authorizes such contract, action or transaction. The procedures to be followed are: (i) full disclosure of the facts of the director's or officer's relationship or interest must be made to the Board of Directors, and a majority of the disinterested directors must approve the contract, action or transaction or (ii) the contract, action or transaction must be approved at a meeting of shareholders held for such purpose by a majority vote of shareholders not interested in the contract, action or transaction.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has not been an established trading market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale."

     Upon completion of this Offering, there will be 1,739,306 shares of Common Stock issued and outstanding (not including any shares of Common Stock that may be purchased by the Underwriter through exercise of its over-allotment option). The offer and sale of 1,100,000 shares pursuant to this Offering (and any shares acquired by the Underwriter upon exercise of its over-allotment option) has been registered with the Securities and Exchange Commission under the Securities Act. Accordingly, the shares sold pursuant to this Offering generally may be resold without registration under the Securities Act or other limitation, except for shares acquired pursuant to this offering by an "affiliate" of the Company. The term "affiliate" generally refers to directors, executive officers and controlling shareholders or any other person who controls, is controlled by or is under common control with a corporation. Securities that are "restricted securities" (as defined in Rule 144 under the Securities Act) and securities held by affiliates may be sold without registration under the Securities Act if the offering and sale thereof qualifies for an exemption from registration, including an exemption pursuant to Rule 144. In summary, shares purchased from the Company otherwise than through a public offering are "restricted securities" within the meaning of Rule 144.

     In general, under Rule 144, an affiliate of the Company may sell shares of Common Stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, holding periods for restricted shares, notice requirements and the availability of current public information concerning the Company.

     In general, a person who has beneficially owned restricted securities of the Company for at least one year (the minimum holding period for restricted securities under Rule 144) would, beginning 90 days after the date of this Prospectus, be able to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. One percent of the outstanding shares of Common Stock will, after the Offering and without taking account of shares that may be acquired by exercise of the Underwriter's over-allotment option, be 17,393 shares. Except for the 18,800 shares sold on a private offering basis by the Company on January 26, 1998 and 23,764 shares sold in connection with the acquisition of the new Mentor branch property (see "Business -- Properties"), substantially all of the Company's issued and outstanding shares have been held for more than the one-year holding period under Rule 144 and will therefore be eligible for sale under Rule 144. For this purpose, the holding period of Company Common Stock generally includes the holding period of Bank common stock that was converted into Company Common Stock upon consummation of the Bank's holding company reorganization in September 1997.

     Sales under Rule 144 are also subject to manner of sale provisions. A person who is not deemed an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

     The Company and its directors and executive officers have agreed that they will not, without the prior written consent of the Underwriter, sell, transfer, assign or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 180 days from the date of the Underwriting Agreement. Upon expiration of the 180-day period, all of those shares will be eligible for sale in the public market, subject to the limitations of Rule 144. It is expected
that approximately           shares of Common Stock will be subject to this
180-day resale restriction.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriter has agreed to purchase from the Company 1,100,000 shares of the Company's Common Stock. The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to certain conditions. The Underwriting Agreement provides for the Company's payment of certain expenses incurred in connection with the review of the underwriting arrangements for the Offering by the National Association of Securities Dealers, Inc. (the "NASD"). The Underwriter is obligated to purchase all 1,100,000 of the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriter, if any are purchased.

     If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriter for all accountable out-of-pocket expenses, including Underwriter's counsel fees and Blue Sky costs, incurred by it in connection with the proposed purchase and sale of the Common Stock, up to $50,000 (including $20,000 already advanced by the Company to cover expenses). Such expenses and advances will be credited by the Underwriter against the underwriting discount otherwise payable to the Underwriter upon any purchase by it of Common Stock.

     The Company and the Underwriter have agreed that the Underwriter will purchase the 1,100,000 shares of Common Stock offered hereunder at a price to
the public of $          per share less underwriting discounts of $          per
share. However, underwriting discounts will be incurred by the Company in the
amount of $          per share with respect to no more than           shares
sold to officers and directors of the Company. The Underwriter proposes to offer the Common Stock to selected dealers who are members of the NASD, at a price of
$          per share less a commission not in excess of $          per share.
The Underwriter may allow, and such dealers may re-allow, concessions not in
excess of $          per share to certain brokers and dealers.

     The Underwriter has informed the Company that the Underwriter does not intend to make sales to any accounts over which it exercises discretionary authority.

     The Company has granted to the Underwriter an option, exercisable within 30 days after the date of this Offering, to purchase up to an additional 165,000 shares of Common Stock from the Company to cover over-allotments, if any, at the same price per share as is to be paid by the Underwriter for the other shares offered hereby. The Underwriter may purchase such shares only to cover over-allotments, if any, in connection with this Offering.

     The Underwriting Agreement contains indemnity provisions between the Underwriter and the Company and the controlling persons thereof against liabilities, including liabilities arising under the Securities Act. The Company is generally obligated to indemnify the Underwriter and its controlling persons in connection with losses or claims arising out of any untrue statement of material fact contained in this Prospectus or in related documents filed with the Securities and Exchange Commission or with any state securities administrator, or any omission of certain material facts from such documents.

     Prior to this Offering, there has not been an established trading market for the Common Stock. The price at which the shares are being offered to the public was determined by negotiations between the Company and the Underwriter. This price is not necessarily indicative of the present or future value of the Common Stock. Several factors were considered in determining the initial public offering price of the Common Stock, among them the Company's business potential and prospects, earnings history and book value; the current state of the Company's and the Bank's development; an assessment of the Company's and the Bank's management; consideration of the foregoing factors in relation to market valuations of comparable banks and bank holding companies; the current condition of the industry and the economy as a whole; the size of the Offering; the desire that the security being offered be attractive to individuals; and the Underwriter's experience in dealing with initial public offerings for financial institutions and their holding companies.

     The Company and its directors and executive officers have agreed that they will not, without the prior written consent of the Underwriter, sell, transfer, assign or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 180 days from the date of the Underwriting Agreement.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company by Grady & Associates, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriter by Benesch, Friedlander, Coplan & Aronoff LLP, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto. Such financial statements and the report of KPMG Peat Marwick LLP have been included herein in reliance upon the authority of KPMG Peat Marwick LLP as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to the Company and to the Common Stock offered hereby, reference is made to the Registration Statement, including exhibits filed as a part thereof, copies of which can be inspected and copied at the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Room 1400, 75 Park Place, New York, New York 10007. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Securities and Exchange Commission through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Securities and Exchange Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                        GLB BANCORP, INC. AND SUBSIDIARY

                              FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                        GLB BANCORP, INC. AND SUBSIDIARY

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Independent Auditors' Report................................    F-3
Financial Statements:
  Consolidated Statements of Financial Condition............    F-4
  Consolidated Statements of Operations.....................    F-5
  Consolidated Statements of Changes in Shareholders'
     Equity.................................................    F-6
  Consolidated Statements of Cash Flows.....................    F-7
Notes to Consolidated Financial Statements..................    F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
GLB Bancorp Inc.
Mentor, Ohio:

     We have audited the accompanying consolidated statements of financial condition of GLB Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GLB Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

February 6, 1998, except note 18,
  which is as of March 18, 1998

                        GLB BANCORP, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                           ASSETS
Cash and due from banks.....................................  $ 2,562,597      2,956,282
Federal funds sold..........................................    5,264,000      7,373,000
                                                              -----------    -----------
          Total cash and cash equivalents...................    7,826,597     10,329,282
Investment securities held to maturity (market value of
  $1,619,438 and $1,148,460)................................    1,619,300      1,142,485
Loans, net of allowance for loan losses.....................   53,097,451     38,633,671
Stock in Federal Home Loan Bank of Cincinnati, at cost......      427,700        398,500
Premises and equipment, net.................................    2,645,930      2,581,695
Intangibles, net............................................      531,923        578,974
Other assets................................................      482,106        372,733
                                                              -----------    -----------
          Total assets......................................  $66,631,007     54,037,340
                                                              ===========    ===========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits:
     Noninterest bearing demand deposits....................    8,288,832      6,396,864
     Interest bearing demand deposits.......................    4,800,162      4,582,722
     Savings accounts.......................................   27,926,967     23,371,968
     Certificate accounts...................................   10,995,955      7,900,975
                                                              -----------    -----------
          Total deposits....................................   52,011,916     42,252,529
  Advances from the Federal Home Loan Bank..................    7,500,000      5,000,000
  Accrued expenses and other liabilities....................      690,878        745,555
                                                              -----------    -----------
          Total liabilities.................................   60,202,794     47,998,084
Shareholders' equity:
  Common stock, no par value; 10,000,000 shares authorized;
     596,742 and 593,142 shares issued and outstanding......    1,491,855      1,482,855
  Additional paid-in capital................................    4,671,642      4,635,642
  Accumulated earnings (deficit)............................      264,716        (79,241)
                                                              -----------    -----------
          Total shareholders' equity........................    6,428,213      6,039,256
                                                              -----------    -----------
          Total liabilities and shareholders' equity........  $66,631,007     54,037,340
                                                              ===========    ===========

          See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1997           1996          1995
                                                        -----------    ----------    ----------
Interest income:
  Loans...............................................  $ 4,035,600     2,756,688     1,785,862
  Federal funds sold..................................      247,079       279,733       338,580
  Investment securities...............................       99,362       197,378       373,564
                                                        -----------    ----------    ----------
          Total interest income.......................    4,382,041     3,233,799     2,498,006
                                                        -----------    ----------    ----------
Interest expense:
  Deposits............................................    1,501,836     1,239,958     1,014,065
  FHLB advance........................................      436,439        84,536            --
                                                        -----------    ----------    ----------
          Total interest expense......................    1,938,275     1,324,494     1,014,065
                                                        -----------    ----------    ----------
Net interest income...................................    2,443,766     1,909,305     1,483,941
Provision for loan losses.............................       97,000        77,000        50,500
                                                        -----------    ----------    ----------
Net interest income after provision for loan losses...    2,346,766     1,832,305     1,433,441
                                                        -----------    ----------    ----------
Other income:
  Service charges on demand deposits..................      144,691       110,732        86,467
  Loan fees...........................................      184,605       103,716        90,990
  Other service charges and fees......................      145,956        77,800        75,216
  Loss on sale of investment securities...............           --            --        (3,053)
  Gain on sale of assets..............................       76,600         1,631            --
                                                        -----------    ----------    ----------
          Total other income..........................      551,852       293,879       249,620
                                                        -----------    ----------    ----------
Other expenses:
  Compensation and related benefits...................    1,171,529       951,780       843,422
  Office occupancy and equipment, net.................      442,478       372,735       249,725
  Professional fees...................................       72,516        53,540        47,013
  Advertising.........................................       65,438        49,833        39,134
  Amortization of intangibles.........................       87,097        96,074       107,141
  Ohio franchise tax..................................       85,630        66,512        57,045
  Data processing.....................................      116,003        59,957        78,852
  Office supplies and printing........................       71,036        70,907        58,275
  FDIC deposit insurance..............................        4,597         2,000        42,197
  Credit card processing..............................       55,311        30,267        19,291
  Other operating expense.............................      173,109       150,636        99,796
                                                        -----------    ----------    ----------
          Total other expenses........................    2,344,744     1,904,241     1,641,891
                                                        -----------    ----------    ----------
Income before federal income taxes....................      553,874       221,943        41,170
Federal income tax expense (benefit):
  Current.............................................      214,305        15,619         4,110
  Deferred............................................       (4,388)       (5,619)           --
                                                        -----------    ----------    ----------
Net income............................................  $   343,957       211,943        37,060
                                                        ===========    ==========    ==========
Earnings per share basic and diluted..................  $      0.58          0.39          0.07
                                                        ===========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------------
                                                                         ADDITIONAL   ACCUMULATED
                                                              COMMON      PAID-IN      EARNINGS
                                                              STOCK       CAPITAL      (DEFICIT)      TOTAL
                                                            ----------   ----------   -----------   ----------
Balance at beginning of year as previously reported.......  $1,137,500    3,412,500     (747,005)    3,802,995
Adjustment for change in the method of accounting for
  goodwill................................................          --           --      418,761       418,761
                                                            ----------   ----------    ---------    ----------
Balance at December 31, 1994 as adjusted..................   1,137,500    3,412,500     (328,244)    4,221,756
Issuance of 55,000 shares of common stock.................     137,500      412,500           --       550,000
Net income................................................          --           --       37,060        37,060
                                                            ----------   ----------    ---------    ----------
Balance at December 31, 1995..............................   1,275,000    3,825,000     (291,184)    4,808,816
Issuance of 83,142 shares of common stock.................     207,855      810,642           --     1,018,497
Net income................................................          --           --      211,943       211,943
                                                            ----------   ----------    ---------    ----------
Balance at December 31, 1996..............................   1,482,855    4,635,642      (79,241)    6,039,256
Issuance of 3,600 shares of common stock..................       9,000       36,000           --        45,000
Net income................................................          --           --      343,957       343,957
                                                            ----------   ----------    ---------    ----------
Balance at December 31, 1997..............................  $1,491,855    4,671,642      264,716     6,428,213
                                                            ==========   ==========    =========    ==========

          See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1997            1996            1995
                                                   ------------    ------------    ------------
Cash flows from operating activities:
  Net income.....................................  $    343,957         211,943          37,060
  Adjustments required to reconcile net income to
     net cash provided by operating activities
     Amortization of intangibles.................        87,097          96,074         107,141
     Depreciation................................       170,350         139,010          81,186
     Premium amortization and discount accretion,
       net.......................................           986         (42,166)        (65,327)
     Net deferred loan origination fees..........       (81,765)        (19,678)         27,557
     Loss on sale of securities..................            --              --           3,053
     Gain on sale of loans.......................       (76,600)             --              --
     Provision for loans losses..................        97,000          77,000          50,500
     Gain on disposal of premises and
       equipment.................................            --              --         (15,000)
     Origination of mortgage servicing rights....       (40,046)             --              --
     (Increase) decrease in other assets.........      (109,373)        (36,460)        271,749
     Increase (decrease) in accrued expenses and
       other liabilities.........................       (54,677)        317,981         (60,941)
                                                   ------------    ------------    ------------
Net cash provided by operating activities........       336,929         743,704         436,978
                                                   ------------    ------------    ------------
Cash flows from investing activities:
  Purchases of investment securities.............    (1,515,234)       (102,235)     (2,076,551)
  Maturities and payments of investment
     securities..................................     1,037,433       3,307,158       1,315,284
  Proceeds from sales of investment securities...            --              --       1,188,376
  Proceeds from sale of loans....................     2,388,347              --              --
  Purchase of FHLB stock.........................       (29,200)       (398,500)             --
  Origination of loans, net of principal
     collected...................................   (16,790,762)    (12,645,598)    (11,305,439)
  Purchases of premises and equipment............      (241,255)       (815,771)       (270,010)
  Disposals of premises and equipment............         6,670         457,957          15,000
                                                   ------------    ------------    ------------
Net cash used in investing activities............   (15,144,001)    (10,196,989)    (11,133,340)
                                                   ------------    ------------    ------------
Cash flows from financing activities:
  Cash proceeds from issuance of common stock....        45,000       1,018,497         550,000
  Net increase in deposits.......................     9,759,387       6,574,181       7,838,513
  Cash proceeds from FHLB advance................     2,500,000       5,000,000              --
                                                   ------------    ------------    ------------
Net cash provided by financing activities........    12,304,387      12,592,678       8,388,513
                                                   ------------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents....................................    (2,502,685)      3,139,393      (2,307,849)
Cash and cash equivalents at beginning of year...    10,329,282       7,189,889       9,497,738
                                                   ------------    ------------    ------------
Cash and cash equivalents at end of year.........  $  7,826,597      10,329,282       7,189,889
                                                   ------------    ------------    ------------
Supplemental disclosure of cash flow
  information -- Interest paid...................  $  1,913,732       1,310,396         990,783
  Income taxes paid..............................        25,000              --              --
  Transfer of securities to available for sale...            --              --       1,191,429
                                                   ============    ============    ============

          See accompanying notes to consolidated financial statements.

                        GLB BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

(1)  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of GLB Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, Great Lakes Bank, an Ohio-chartered bank (the "Bank"). All significant intercompany transactions and balances have been eliminated in consolidation.

     On September 12, 1997, the Bank consummated its reorganization into the holding company form of organization and thereby became a wholly-owned subsidiary of the Corporation, which had previously been formed as a wholly-owned subsidiary of the Bank. The reorganization was effected by means of a merger of GLB Interim Bank ("Interim"), formerly an Ohio-chartered bank which was wholly-owned by the Corporation, with and into the Bank pursuant to an Agreement and Plan of Reorganization and Merger, dated March 18, 1997. The accompanying consolidated financial statements present the financial position and results of operations of the Corporation as if this transaction had occurred at the beginning of the earliest period presented.

     As a result of the merger, all of the previously issued and outstanding shares of the Bank's common stock were automatically converted on a one-for-one basis, into an equal number of issued and outstanding shares of Corporation common stock. As a result of the foregoing, the stockholders of the Bank became stockholders of the Corporation and the Bank became a wholly-owned subsidiary of the Corporation.

     The Bank is the successor by merger to Great Lakes Commerce Bank, which was chartered as an Ohio banking corporation on April 27, 1957. Great Lakes Bank was formed pursuant to an amended Agreement and Plan of Merger agreement executed on January 11, 1994. Regulatory approval was obtained on July 15, 1994, and at such time, the Bank commenced operations under new ownership. The acquisition was accounted for by the purchase method. Accordingly, the cost of acquisition was allocated to the assets acquired and liabilities assumed based upon their respective fair values.

     The Bank is engaged primarily in providing deposit and lending services to individuals and small to medium-sized businesses within Lake County, Ohio. The Bank offers its banking services through its main office and branches located in Mentor, Painseville, Wickliffe, Willoughby and Willoughby Hills, Ohio. The deposit products offered by the Bank include checking and savings accounts and certificates of deposit. The Bank's lending services focus primarily on secured lending both for commercial real estate and single-family lending. The Bank is subject to competition from other financial institutions and is regulated by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

  (a) Basis of Presentation

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

  (b) Investment Securities

     Investment securities are classified into one of three categories: held to maturity, available for sale, or trading. All of the Corporation's investment securities are held to maturity and are carried at amortized cost, as adjusted for the amortization of premiums and accretion of discounts using a level yield method. The Corporation has the ability and positive intent to hold these securities to maturity.

     In December 1995, the Corporation reclassified $1,191,429 of investment securities held to maturity to investment securities available for sale. The reclassification was in accordance with the Financial Accounting Standards Board
(FASB) issuing a special report, "A Guide to Implementation of Statement 115 on

                        GLB BANCORP, INC. AND SUBSIDIARY

Accounting for Certain Investments in Debt and Equity Securities," that permitted this one-time reassessment. The aforementioned securities were subsequently sold by the Corporation in December 1995. Gains or losses on dispositions are based on net proceeds and the carrying value of securities sold, using the specific identification method.

  (c) Loans

     Loans receivable are carried at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. Interest on loans is credited to income as earned. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to an accrual status when both principal and interest are current and the loan is determined to be performing in accordance with the applicable loan terms.

     Impaired loans include all nonaccrual and restructured commercial real estate and other commercial loans. Residential real estate and consumer loans are excluded from the definition of an impaired loan. Loan impairment is measured as the present value of expected future cash flows discounted at the loan's initial interest rate, the fair value of the collateral of an impaired collateral dependent loan or an observable market price. Interest income on impaired loans is recognized on a cash-basis method.

     Loan origination fees and certain direct loan origination costs are deferred, and the net amounts are amortized as an adjustment of the related loan's yield using the effective yield method over the contractual life of the related loans.

  (d) Allowance for Loan Losses

     The allowance for loan losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon the review of individual credits, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

  (e) FHLB Stock

     Federal law requires a member institution of the Federal Home Loan Bank system to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged to secure FHLB advances.

  (f) Interest on Savings

     Interest on savings deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

  (g) Premises and Equipment

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets.

  (h) Federal Income Taxes

     The Corporation and the Bank file consolidated tax returns.

                        GLB BANCORP, INC. AND SUBSIDIARY

     The Corporation accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

  (i) Cash and Cash Equivalents

     The Corporation considers all highly liquid debt instruments with purchased maturities of three months or less to be cash equivalents. For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statements of financial condition captions "Cash and due from banks" and "Federal funds sold."

  (j) Earnings Per Share

     In February 1997, the FASB issued Statement of Financial Accounting Standard Nos. 128, Earnings Per Share ("FAS 128") and 129, Disclosure of Information About Capital Structure ("FAS 129"). FAS 128 provides computation, presentation, and disclosure requirements for earnings per share. Adoption of the Standards did not have a material impact on the Corporation's financial position or results of operations.

     Basic and diluted earnings per share for 1997, 1996 and 1995 were computed by dividing net earnings by the weighted average number of common shares outstanding (595,942, 548,089 and 496,250 for 1997, 1996 and 1995,
respectively). There are no dilutive securities.

  (k) Reclassifications

     Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

(2)  INVESTMENT SECURITIES

     A summary of investment securities held to maturity at December 31, 1997 and 1996, follows:

                                                        GROSS         GROSS
                                        AMORTIZED     UNREALIZED    UNREALIZED      FAIR
                                           COST         GAINS         LOSSES        VALUE
                                        ----------    ----------    ----------    ---------
1997:
  United States government and agency
     obligations......................  $1,614,300        138           --        1,614,438
  Equity securities...................       5,000         --           --            5,000
                                        ----------      -----          ---        ---------
                                        $1,619,300        138           --        1,619,438
                                        ==========      =====          ===        =========
1996:
  United States government and agency
     obligations......................   1,137,485      5,975           --        1,143,460
  Equity securities...................       5,000         --           --            5,000
                                        ----------      -----          ---        ---------
                                        $1,142,485      5,975           --        1,148,460
                                        ==========      =====          ===        =========

     There were no sales of investment securities for the years ended December 31, 1997 and 1996. Gross realized losses from the sale of investment securities totaled $3,053 for the year ended December 31, 1995.

                        GLB BANCORP, INC. AND SUBSIDIARY

     The scheduled maturities of investment debt securities held to maturity at December 31, 1997 are as follows:

                                                              AMORTIZED       FAIR
                                                                 COST         VALUE
                                                              ----------    ---------
Due in one year or less.....................................  $  600,121      600,063
Due from one year to five years.............................   1,014,179    1,014,375
                                                              ----------    ---------
                                                              $1,614,300    1,614,438
                                                              ==========    =========

     The carrying value of securities pledged to secure public deposits and for other purposes required by law amounted to approximately $700,000 and $800,000 at December 31, 1997 and 1996, respectively.

(3)  LOANS AND ALLOWANCE FOR LOAN LOSSES

     The components of loans at December 31, 1997 and 1996, are as follows:

                                                                1997           1996
                                                             -----------    ----------
Residential real estate....................................  $27,705,745    20,260,138
Commercial real estate and other...........................   15,763,306    11,563,397
Consumer...................................................    3,995,899     3,111,364
Construction...............................................    9,837,670     7,141,588
                                                             -----------    ----------
                                                              57,302,620    42,076,487
Undisbursed loans in progress..............................   (3,752,865)   (2,996,388)
Unamortized loan origination fees, net.....................      (49,770)     (131,535)
Allowance for loan losses..................................     (402,534)     (314,893)
                                                             -----------    ----------
Net loans..................................................  $53,097,451    38,633,671
                                                             ===========    ==========

     An analysis of the change in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995, follows:

                                                         1997       1996       1995
                                                       --------    -------    -------
Balance at beginning of year.........................  $314,893    238,853    187,023
Provision for loan losses............................    97,000     77,000     50,500
Charge-offs..........................................   (11,998)   (12,318)    (3,950)
Recoveries...........................................     2,639     11,358      5,280
                                                       --------    -------    -------
Balance at end of year...............................  $402,534    314,893    238,853
                                                       ========    =======    =======

     There were two loans totaling $82,000 on nonaccrual status at December 31, 1997 and two loans totaling $71,000 on nonaccrual status at December 31, 1996.

     As of December 31, 1997, the investment in loans for which impairment has been recognized totaled $43,881. The total allowance for credit losses related to these impaired loans was $6,582 as of December 31, 1997. There were no impaired loans as of December 31, 1996 and 1995.

     The Bank had commitments to fund loans at fixed and variable rates totaling approximately $1,786,352 and $6,917,693, respectively, at December 31, 1997 and $919,413 and $6,927,744, respectively, at December 31, 1996. In management's opinion, these commitments will be funded through normal operations.

                        GLB BANCORP, INC. AND SUBSIDIARY

(4)  PREMISES AND EQUIPMENT

     A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 1997 and 1996, follows:

                                                                 1997         1996
                                                              ----------    ---------
Land........................................................  $  780,900      780,900
Buildings...................................................   1,344,391    1,278,835
Leasehold improvements......................................      19,403       13,706
Furniture, fixtures, and equipment..........................     878,771      718,721
                                                              ----------    ---------
                                                               3,023,465    2,792,162
Less accumulated depreciation and amortization..............    (377,535)    (210,467)
                                                              ----------    ---------
                                                              $2,645,930    2,581,695
                                                              ==========    =========

(5)  INTANGIBLES

     Intangible assets at December 31, 1997 and 1996, consist of the following:

                                                                1997         1996
                                                              ---------    --------
Goodwill....................................................  $ 440,801     440,801
Deposit base intangible.....................................    395,416     395,416
Mortgage servicing rights...................................     40,046          --
Less accumulated amortization...............................   (344,340)   (257,243)
                                                              ---------    --------
                                                              $ 531,923     578,974
                                                              =========    ========

     The excess of purchase price over the fair value of net assets of the acquired Bank discussed in note 1 is classified as goodwill. Goodwill is amortized using the straight-line method over ten years, the estimated period to be benefited. Amortization expense amounted to $44,080 for each of the years ended December 31, 1997, 1996 and 1995.

     The deposit base intangible relates to the business combination discussed in note 1. The deposit base intangible is being amortized over ten years, the estimated period to be benefited, based on the present value of cash flows. Amortization expense amounted to $42,888, $51,994 and $63,061 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Amortization for mortgage servicing rights amounted to $129 for the year ended December 31, 1997.

     On a periodic basis, the Corporation reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable.

(6)  DEPOSITS

     The aggregate amount of time deposits of $100,000 or more totaled approximately $2,791,000 and $1,632,000 at December 31, 1997 and 1996,
respectively, and the related interest expense was approximately

                        GLB BANCORP, INC. AND SUBSIDIARY

$102,400, $60,000 and $42,000 for the years ended December 31, 1997, 1996 and
1995, respectively. Following is a summary of certificate accounts by remaining maturities at December 31, 1997 and 1996:

                                                              1997           1996
                                                           -----------    ----------
1997.....................................................  $        --     5,562,739
1998.....................................................    6,544,896       886,164
1999.....................................................      591,343        59,781
2000.....................................................    3,426,860     1,115,489
2001.....................................................      420,453       276,802
2002 and thereafter......................................       12,403            --
                                                           -----------    ----------
Total certificate accounts...............................  $10,995,955     7,900,975
                                                           ===========    ==========

(7)  ADVANCES FROM THE FEDERAL HOME LOAN BANK (FHLB)

     A summary of FHLB advances at December 31, 1997 and 1996, follows:

                                                                         AMOUNT
                                                                ------------------------
                  MATURITY                     INTEREST RATE       1997          1996
                  --------                     -------------    ----------    ----------
 2001........................................       6.8%        $5,000,000     5,000,000
 2002........................................      6.75%         2,500,000            --
                                                                ----------    ----------
                                                                $7,500,000     5,000,000
                                                                ==========    ==========

     FHLB advances are secured by a blanket lien on first mortgage loans with balances totaling 150 percent of such advances. The FHLB stock also serves as collateral for the advances.

(8)  EMPLOYEE BENEFIT PLAN

     The Corporation has a noncontributory defined benefit pension plan that covers all employees who have reached age 21 and completed 1,000 hours of service during their anniversary year. The Corporation's funding policy is to make contributions to the plan equal to the minimum contribution required by the Employee Retirement Income Security Act of 1974.

     The actuarially determined net periodic pension cost for the years ended December 31, 1997, 1996 and 1995, includes the following components:

                                                       1997        1996       1995
                                                     --------    --------    -------
Service cost -- benefit earned during the period...  $ 53,990      25,135     28,819
Interest cost on projected benefit obligation......    22,444      15,175     17,807
Actual return on plan assets.......................    13,908     (15,595)    (7,950)
Net deferral.......................................   (24,442)      6,445     (3,026)
                                                     --------    --------    -------
Net periodic pension cost..........................  $ 65,900      31,160     35,650
                                                     ========    ========    =======

     Assumptions used in determining the net periodic pension cost for 1997, 1996 and 1995 are as follows:

                                                              1997    1996    1995
                                                              ----    ----    ----
Discount rate...............................................  6.75%   7.25%   6.25%
Weighted average rate of compensation increase..............  4.00%   5.16%   4.96%
Long-term rate of return....................................  7.75%   7.75%   7.75%

                        GLB BANCORP, INC. AND SUBSIDIARY

     The following table sets forth the plan's funded status and amounts recognized in the financial statements as of December 31, 1997, 1996 and 1995:

                                                   1997         1996         1995
                                                 ---------    ---------    ---------
Actuarial present value of benefit obligation:
  Vested.......................................  $ 246,826      168,202      150,649
  Nonvested....................................     55,244       30,640       15,044
                                                 ---------    ---------    ---------
Total accumulated benefit obligation...........  $ 302,070      198,842      165,693
                                                 =========    =========    =========
Projected benefit obligation...................    469,851      309,579      243,558
Fair value of plan assets......................   (184,414)    (145,729)    (116,875)
                                                 ---------    ---------    ---------
Unfunded projected benefit obligation..........    285,437      163,850      126,683
Unrecognized net transition gain...............   (160,663)     (52,199)     (27,255)
Additional minimum liability...................         --        5,150       21,987
                                                 ---------    ---------    ---------
Accrued pension cost...........................  $ 124,774      116,801      121,415
                                                 =========    =========    =========

(9)  COMMITMENTS AND CONTINGENT LIABILITIES

     The Corporation has entered into two lease agreements which expire between 2005 and 2007, covering the rental of buildings and equipment. The following is a schedule by years of approximate future minimum rental payments, exclusive of any maintenance, utilities, or real estate taxes, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year.

                  YEAR ENDING DECEMBER 31,
                  ------------------------
  1997......................................................  $ 63,672
  1998......................................................    63,672
  1999......................................................    63,672
  2000......................................................    63,672
  2001......................................................    63,672
                                                              --------
Total minimum lease payments................................  $318,360
                                                              ========

     Rental expense for all operating leases was approximately $76,500, $76,300 and $32,300 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Corporation is a party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Corporation's financial position.

(10)  RELATED PARTIES

     The Bank has entered into transactions with its directors, significant shareholders, and executive officers of the Corporation and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those which have been made or would be made for comparable transactions with other customers and did not, in the

                        GLB BANCORP, INC. AND SUBSIDIARY
opinion of management, involve more than normal credit risk or present other unfavorable features. The following is a schedule of the aggregate amount of loans to such related parties at December 31, 1997:

Aggregate amount of loans at beginning of year..............  $  852,323
Loans originated during the year............................   1,314,019
Repayments made during the year.............................    (749,344)
                                                              ----------
Aggregate amount of loans at end of year....................  $1,416,998
                                                              ==========

     The Bank had $6,217,020 and $4,764,502 in deposits of such related parties at December 31, 1997 and 1996, respectively.

(11)  FEDERAL INCOME TAXES

The accompanying financial statements reflect federal income taxes at amounts different from those computed by applying the U.S. federal income tax statutory rates to income before federal income taxes. The reasons for these differences are as follows:

                                         1997                     1996                   1995
                                 ---------------------    --------------------    -------------------
                                              PERCENT                 PERCENT                PERCENT
                                             OF PRETAX               OF PRETAX              OF PRETAX
                                  AMOUNT      INCOME      AMOUNT      INCOME      AMOUNT     INCOME
                                 --------    ---------    -------    ---------    -------   ---------
Computed expected tax
  expense......................  $193,856      35.00%     $77,680      35.00%     $14,407     35.00%
Increase (decrease) in taxes
  resulting from:
  Benefit of lower tax bracket
     rate......................    (5,538)     (1.00)      (8,402)     (3.78)        (853)    (2.07)
  Goodwill amortization........    14,987       2.64       14,987       6.75       14,987     36.41
  Change in valuation
     allowance.................        --         --      (76,418)    (34.43)     (16,968)   (41.22)
  Other........................     6,612       1.16        2,153        .97       (7,463)   (18.14)
                                 --------     ------      -------     ------      -------    ------
Actual tax expense.............  $209,917      37.90%     $10,000       4.51%     $ 4,110      9.98%
                                 ========     ======      =======     ======      =======    ======

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996, are:

                                                                1997        1996
                                                              --------    --------
Deferred tax assets
  Deferred loan fees........................................  $ 17,444      25,133
  Pension expense...........................................    46,337      39,712
  Noncompete agreement......................................    26,067      28,333
  Excess book over tax bad debt reserve.....................   117,925      84,945
  Other.....................................................     2,237       7,998
                                                              --------    --------
Total gross deferred tax assets.............................   210,010     186,121
Deferred tax liabilities
  Deposit base intangible...................................    69,865      84,447
  Depreciation..............................................    80,923      52,872
  Securities gains, net of accretion........................        --       4,267
  Deferred loan costs.......................................    22,792      35,992
  FHLB stock dividend.......................................    12,852       2,924
  Mortgage servicing rights.................................    13,571          --
                                                              --------    --------
Total gross deferred tax liabilities........................   200,003     180,502
                                                              --------    --------
Net deferred tax asset......................................  $ 10,007       5,619
                                                              ========    ========

                        GLB BANCORP, INC. AND SUBSIDIARY

     Under Statement 109, a valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefit will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of December 31, 1997 or 1996.

     As of December 31, 1995, the Corporation had net operating loss carryforwards of approximately $408,000 for income tax purposes, all of which were utilized in the 1996 tax year. For financial reporting purposes, the Corporation had a valuation allowance of $76,418 as of December 31, 1995 which was eliminated during 1996. The valuation allowance decreased $16,968 from $93,386 during 1995.

(12)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. These instruments possess credit risk characteristics which are essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies.

     The Bank's maximum potential obligation to extend credit for financial instruments with off-balance sheet risk at December 31, 1997 and 1996, was:

                                                                1997         1996
                                                             ----------    ---------
Commitments to extend credit...............................  $8,082,921    7,778,633
Standby letters of credit..................................     621,124       68,524
                                                             ----------    ---------
                                                             $8,704,045    7,847,157
                                                             ==========    =========

(13)  CONCENTRATIONS OF CREDIT

     Most of the Bank's business activity is with customers located within the Northeast Ohio market area and, as such, is impacted by economic conditions in the region. As a result of its loan underwriting and collateral requirements, the Bank believes it has no significant concentrations of credit risk in its loan portfolio as of December 31, 1997 and 1996. The Bank also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

(14)  REGULATORY CAPITAL

     The Bank, as a state chartered bank, is subject to the dividend restrictions set forth by the State Division of Banks. Under such restrictions, the Bank may not, without the prior approval of the State Division of Banks, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years; as of December 31, 1997, the Bank could declare dividends without the approval of the State Division of Banks.

     The Bank is subject to risk-based capital and leverage guidelines issued by the Board of Governors of the Federal Reserve Systems ("FRB"). These guidelines are used to evaluate capital adequacy and include the required minimums shown below.

                        GLB BANCORP, INC. AND SUBSIDIARY

                                                        MINIMUM
                                                        REQUIRED        1997        1996
                                                        --------      --------     -------
                                                       (DOLLARS IN THOUSANDS AT YEAR-END)
Tier I capital (1)...................................                  $5,937       5,460
Total capital (2)....................................                   6,340       5,775
Tier 1 capital ratio.................................      4.00%        12.96       15.55
Total capital ratio (2)..............................      8.00         13.84       16.45
Leverage ratio (3)...................................      3.00+        10.12       12.01

---------------

(1) As set forth in guidelines issued by the U.S. federal bank regulators.

(2) Total capital includes Tier 1 and Tier 2.

(3) Tier 1 capital divided by adjusted average assets.

     To be "well capitalized" under federal bank regulatory agency definitions, a depository institution must have a Tier 1 ratio of at least 6%, a combined Tier 1 and Tier 2 ratio of at least 10%, and a leverage ratio of at least 5% and not be subject to a directive, order, or written agreement to meet and maintain specific capital levels. The regulatory agencies are required by law to take specific prompt actions with respect to institutions that do not meet minimum capital standards. As of December 31, 1997 and 1996, the Bank was "well capitalized."

     Under the framework, the Bank's capital levels do not allow the Bank to accept brokered deposits without prior approval from regulators.

(15)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Corporation to disclose the estimated fair value of its on- and off-balance sheet financial instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies; however, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Certain financial instruments and all nonfinancial instruments are excluded from the fair value disclosure requirements of Statement 107. Therefore, the fair values presented below should not be construed as the underlying value of the Corporation.

                        GLB BANCORP, INC. AND SUBSIDIARY

     As of December 31, 1997 and 1996, the carrying amount and estimated fair values of the Corporation's financial instruments were as follows:

                                                         1997                       1996
                                                -----------------------    -----------------------
                                                 CARRYING       FAIR        CARRYING       FAIR
                                                  AMOUNT       VALUE         AMOUNT       VALUE
                                                ----------   ----------    ----------   ----------
Financial assets:
  Cash and due from banks.....................  $2,562,597    2,562,597     2,956,282    2,956,282
  Federal funds sold..........................   5,264,000    5,264,000     7,373,000    7,373,000
  Investment securities.......................   1,619,300    1,619,438     1,142,485    1,148,460
  Loans.......................................  53,097,451   53,183,294    38,633,671   39,062,000
Financial liabilities:
  Noninterest bearing deposits................   8,288,832    8,288,832     6,396,864    6,396,864
  Interest bearing deposits...................  43,723,084   43,809,117    35,855,665   35,892,469
  Advances from the Federal Home Loan Bank....   7,500,000    7,500,000     5,000,000    5,000,000

     Cash and due from banks; Federal funds sold. The carrying amount is a reasonable approximation of fair value because of the short maturity of these instruments.

     Investment securities. Estimated fair value for investment securities is based on quoted market prices.

     Loans. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Noninterest bearing and interest bearing deposits. The fair values disclosed for demand deposits and savings accounts is the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities.

     Advances from the Federal Home Loan Bank. The carrying amount is a reasonable approximation of fair value.

     As of December 31, 1997 and 1996, the estimated fair values of the Corporation's off-balance sheet instruments approximated the committed amount of $8,082,921 and $7,778,633, respectively, for commitments to extend credit and $621,124 and $68,524, respectively, for letters of credit. The committed amount is a reasonable approximation of fair value because of the short remaining terms of the agreements which primarily comprise variable rate loan commitments and letters of credit.

                        GLB BANCORP, INC. AND SUBSIDIARY

(16)  PARENT COMPANY FINANCIAL INFORMATION

     Following is condensed parent company financial information of the Corporation as of and for the four months ended December 31, 1997:

                   CONDENSED STATEMENT OF FINANCIAL CONDITION

Assets
  Cash......................................................  $   20,401
  Investment in Bank........................................   6,403,971
  Other assets..............................................       3,841
                                                              ----------
                                                              $6,428,213
                                                              ==========
Shareholders' Equity
  Common stock..............................................   2,983,710
  Paid-in capital...........................................   3,179,787
  Accumulated earnings......................................     264,716
                                                              ----------
                                                              $6,428,213
                                                              ==========

                        CONDENSED STATEMENT OF EARNINGS

Dividend from Bank..........................................  $ 50,000
Interest expense............................................    (2,124)
Operating expenses..........................................   (32,475)
                                                              --------
                                                                15,401
Income tax benefit..........................................     3,841
                                                              --------
Income before equity in undistributed earnings of Savings
  Bank......................................................    19,242
Equity in undistributed earnings of Bank....................   324,715
                                                              --------
Net earnings................................................  $343,957
                                                              ========

                       CONDENSED STATEMENT OF CASH FLOWS

Net cash flows from operating activities:
  Net earnings..............................................  $ 343,957
  Adjustments to reconcile net cash provided by operating
     activities:
     Equity in undistributed earnings of Bank...............   (324,715)
     Increase in other assets...............................     (3,841)
                                                              ---------
Net cash used by operating activities.......................   (328,556)
                                                              ---------
Cash flows from financing activities --
  Net proceeds from issuance of common stock................      5,000
                                                              ---------
Net increase in cash........................................     20,401
Cash and cash equivalents at beginning of period............         --
                                                              ---------
Cash and cash equivalents at end of period..................  $  20,401
                                                              =========

(17)  ACCOUNTING CHANGE

     In 1997, the Corporation changed its method of accounting for goodwill from an unacceptable method to an acceptable method under Accounting Principles Board Opinion No. 16. The Corporation previously expensed goodwill in 1994 during the year of acquisition of the Bank. The Corporation retroactively restated

                        GLB BANCORP, INC. AND SUBSIDIARY
its consolidated financial statements to appropriately record and amortize goodwill. The accumulated deficit as of December 31, 1994 was decreased by $418,761 and net income was decreased $44,080 each year in the three year period ended December 31, 1997 related to the restatement.

(18)  SUBSEQUENT EVENT

     On February 17, 1998, the shareholders authorized the issuance of 2,000,000 shares of Serial Preferred Stock, without par value. The shareholders also increased the number of authorized shares of Common Stock, without par value, from 500,000 to 10,000,000 shares, which has been disclosed within the consolidated statements of financial condition.

     On February 17, 1998, the shareholders adopted a Stock Option and Incentive Plan (the "Plan") for officers, employees and non-employee directors. 28,000 shares of Common Stock have been reserved for issuance under the Plan. In addition, the Plan will include any shares surrendered to the Company in payment of the exercise price of options or stock appreciation rights issued under the Plan.

     On March 17, 1998, the Board of Directors authorized a 2 for 1 common stock split whereby one additional share of common stock was issued on March 18, 1998 for every share owned of record as of March 17, 1998. In the accompanying financial statements all share and per share amounts have been retroactively restated to reflect the stock split.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   12
Dividend Policy.......................   12
Capitalization........................   12
Dilution..............................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   25
Management............................   39
Certain Relationships and Related
  Party Transactions..................   45
Principal Shareholders................   48
Supervision and Regulation............   48
Description of Capital Stock..........   55
Shares Eligible for Future Sale.......   58
Underwriting..........................   60
Legal Matters.........................   61
Experts...............................   61
Available Information.................   61
Index to Financial Statements.........  F-2

                             ---------------------
UNTIL         , 1998 (25 DAYS AFTER THE EFFECTIVE DATE OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================
             ======================================================

                                1,100,000 SHARES

                               GLB BANCORP, INC.
                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS

                           -------------------------

                                     (LOGO)
                                            , 1998

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ohio General Corporation Law ("OGCL") provides that Ohio corporations may indemnify an individual made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, because the individual is or was a director, officer, employee or agent of the corporation, against liability incurred in the proceeding if the person: (i) acted in good faith and (ii) the individual believes his conduct was in the corporation's best interest or was not opposed to the corporation's best interest.

     The OGCL further provides that a corporation shall indemnify an individual who was fully successful on the merits or otherwise in any proceeding to which the director, officer, employee or agent was a party because the individual was or is a director, officer, employee or agent of the corporation, for reasonable expenses incurred by the director in connection with the proceeding. The OGCL also provides that a corporation may purchase and maintain insurance on behalf of the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, trustee, employer or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against liability asserted against or incurred by the individual in that capacity or arising from the individual status as a director, officer, employee, or agent.

     The Registrant will maintain a directors' and officers' liability insurance policy, including bank reimbursement, for the purpose of providing indemnification to its directors and officers in the event of such a threatened, pending or completed action.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the Common Stock being registered. All amounts shown are estimates except the SEC registration fee, and assume the sale of 1,100,000 Shares.

SEC registration fee........................................   $ 4,851.28
EDGAR, printing and mailing costs...........................
Fees and expenses of counsel................................   $   62,500
Accounting and related expenses.............................
Blue Sky fees and expenses..................................
Selling expenses............................................
Miscellaneous...............................................
                                                               ----------
     Total..................................................   $
                                                               ==========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     On or about March 12, 1997 Great Lakes Bank concluded the sale on a private offering basis of 86,342 shares of Common Stock, par value $5.00 per share, out of a total of 200,000 such shares offered for sale. The private offering commenced in March 1996. Great Lakes Bank, which subsequently became a wholly owned subsidiary of the Registrant, is an Ohio-chartered commercial bank. Under Securities Act of 1933 Section 3(a)(2), offers and sales by Great Lakes Bank of its securities are not and were not required to be registered under the Securities Act of 1933. The shares were offered and sold on a best efforts basis, without the assistance of any underwriter. The securities were sold entirely for cash, at the price of $12.50 per share.

     On September 12, 1997 Great Lakes Bank concluded a holding company reorganization transaction under Section 3(a) of the Bank Holding Company Act of 1956 whereby Great Lakes Bank became a wholly owned subsidiary of the Registrant and holders of shares of Common Stock, par value $5.00 per share, of Great Lakes Bank became holders of a like number of shares of Common Stock, without par value, of the Registrant. The holding company reorganization transaction was exempt under Securities Act of 1933 Section 3(a)(12) from registration under the Securities Act of 1933. The holding company reorganization transaction was undertaken without the assistance of any underwriter. In connection with the holding company reorganization, the shares of Great Lakes Bank Common Stock were converted by operation of law into a like number of shares of Registrant Common Stock, without the payment of any additional consideration. The group comprising shareholders of Great Lakes Bank prior to the holding company reorganization was identical to the group comprising shareholders of the Registrant immediately after the holding company reorganization, with each shareholder owning shares of the Registrant Common Stock in exactly the same proportion he or she had held Great Lakes Bank Common Stock, none of the shareholders having exercised dissenters' rights. Prior to the holding company reorganization of Great Lakes Bank, the Registrant had no significant assets. Other than changes arising out of Ohio banking law and Ohio corporate law, the rights and interests of holders of Great Lakes Bank Common Stock prior to the holding company reorganization were substantially the same as their rights and interest as shareholders of the Registrant immediately after the holding company reorganization. Immediately after the holding company reorganization of Great Lakes Bank, the Registrant had substantially the same assets and liabilities on a consolidated basis as Great Lakes Bank had immediately prior to the holding company reorganization.

     On or about January 26, 1998 the Company concluded the sale on a private offering basis of 18,800 shares of Common Stock, without par value. The private offering and sale commenced in late 1997, following receipt by the Company of numerous unsolicited inquiries from individuals seeking to acquire Common Stock. The shares were offered and sold to such persons on a best efforts basis, without the assistance of an underwriter. The securities were sold entirely for cash, at the price of $12.50 per share, to a total of ten purchasers (treating joint purchasers as one). All of the purchasers were residents of the State of Ohio. The Common Stock was offered and sold without registration under the Securities Act of 1933 in reliance upon the small offering and private offering exemptions under the Securities Act of 1933, including Section 3(b) and 4(2) thereof, and Regulation D Rules 504 and 506 thereunder, as well as the intrastate exemption under Section 3(a)(11).

     Pursuant to an agreement dated November 25, 1997, on March 16, 1998 the Company purchased a parcel of real estate for the construction of a new branch facility. At the request of the seller of the property, the Company agreed to pay the purchase price in the form of Common Stock, and the Company and the seller agreed to a price of $297,050, payable in the form of 23,764 shares of Common Stock. Without excluding other bases of exemption, the Common Stock was offered and sold without registration under the Securities Act of 1933 in reliance upon the private offering exemption in Section 4(2) of the Securities Act of 1933.

ITEM 27.  EXHIBITS

     The exhibits filed pursuant to this Item 27 immediately follow the Exhibit Index. The following is a description of the applicable exhibits required for Form SB-2 provided by Item 601 of Regulation S-B.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   (1)    Underwriting Agreement*
   (2)    Not Applicable.
   (3)    Articles of Incorporation and Code of Regulations.
   (4)    Not Applicable.
   (5)    Opinion of Grady & Associates (filed in draft)
   (8)    Not Applicable.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   (9)    Not Applicable.
  (10)    Material Contracts
          A.  1998 Stock Option and Incentive Plan
          B.  Indenture of Lease dated March 1, 1998 between Richard
          M. Osborne, Trustee, and Great Lakes Bank, for the new
              branch facility at 50 South Park Place, Painesville,
              Ohio
          C.  Indenture of Lease dated May 1, 1997 between Richard M.
          Osborne, Trustee, and Great Lakes Bank, for the branch
              facility at 29933 Euclid Avenue, Wickliffe, Ohio
          D.  Indenture of Lease dated March 1, 1998 between Great
          Lakes Bank and OsAir for the lease of certain space in the
              Bank's main office facility at 7001 Center Street,
              Mentor, Ohio
          E.  Federal Home Loan Bank of Cincinnati Blanket Agreement
          for Advances and Security Agreement, dated July 22, 1996
  (11)    Not Applicable.
  (13)    Not Applicable
  (15)    Not Applicable
  (16)    Not Applicable.
  (17)    Not Applicable.
  (18)    Not Applicable.
  (19)    Not Applicable.
  (20)    Not Applicable.
  (21)    Subsidiaries
  (22)    Not Applicable.
  (23)    Consents of Experts and Counsel.
  (24)    A.  Consent of KPMG Peat Marwick LLP
          B.  Consent of Grady & Associates (contained in that firm's opinion filed as Exhibit (5)).
  (24)    Power of Attorney.
  (25)    Not Applicable.
  (26)    Not Applicable.
  (27)    Financial Data Schedule

---------------

* To be filed by amendment

ITEM 28.  UNDERTAKINGS

     (d) The small business issuer will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to officers, directors, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Mentor, State of Ohio, this 17th day of March, 1998.

                                            GLB BANCORP, INC.

                                            By: /s/ Richard T. Flenner, Jr.

                                              ----------------------------------
                                              Richard T. Flenner, Jr.
                                              President and Chief Executive
                                                Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard T. Flenner, Jr.                            March 17, 1998
-----------------------------------------------------
Richard T. Flenner, Jr., President,
Chief Executive Officer and Director

/s/ Cheryl J. Mihitsch                                 March 17, 1998
-----------------------------------------------------
Cheryl J. Mihitsch, Treasurer
(Principal Financial and Accounting Officer)

/s/ James V. Fryan                                     March 17, 1998
-----------------------------------------------------
James V. Fryan, Director

                                                       March 17, 1998
-----------------------------------------------------
George C. Lott, Director

/s/ George X. Mechir                                   March 17, 1998
-----------------------------------------------------
George X. Mechir, Director

/s/ Marian Rose Nathan                                 March 17, 1998
-----------------------------------------------------
Marian Rose Nathan, Director

/s/ Jerome T. Osborne, Sr.                             March 17, 1998
-----------------------------------------------------
Jerome T. Osborne, Director and
Chairman of the Board

/s/ Richard M. Osborne                                 March 17, 1998
-----------------------------------------------------
Richard M. Osborne, Director and
Vice Chairman of the Board

/s/ Edward R. Pike                                     March 17, 1998
-----------------------------------------------------
Edward R. Pike, Director

/s/ Thomas J. Smith                                    March 17, 1998
-----------------------------------------------------
Thomas J. Smith, Director

/s/ Joseph T. Svete                                    March 17, 1998
-----------------------------------------------------
Joseph T. Svete, Director

/s/ Thomas E. Wheeler                                  March 17, 1998
-----------------------------------------------------
Thomas E. Wheeler, Director

                                 EXHIBIT INDEX

Exhibit 1       Form of Underwriting Agreement*
Exhibit 3.a Amended and Restated Articles of Incorporation, as amended, of GLB Bancorp, Inc.
Exhibit 3.b     Code of Regulations of GLB Bancorp, Inc.
Exhibit 5       Legal Opinion of Grady & Associates (filed in draft)
Exhibit 10.a    1998 Stock Option and Incentive Plan
Exhibit 10.b    Indenture of Lease dated March 1, 1998 between Richard M.
                Osborne, Trustee, and Great Lakes Bank, for the 50 South
                Park Place branch (Painesville, Ohio)
Exhibit 10.c    Indenture of Lease dated May 1, 1997 between Richard M.
                Osborne, Trustee, and Great Lakes Bank, for the 29933 Euclid
                Avenue branch (Wickliffe, Ohio)
Exhibit 10.d    Indenture of Lease dated March 1, 1998 between Great Lakes
                Bank and OsAir for the lease of certain space in the Bank's main office facility at 7001 Center Street (Mentor, Ohio)
Exhibit 10.e    Federal Home Loan Bank of Cincinnati Blanket Agreement for
                Advances and Security Agreement, dated July 22, 1996
Exhibit 21      Subsidiaries
Exhibit 23      Consent of KPMG Peat Marwick LLP
Exhibit 24      Power of Attorney
Exhibit 27      Financial Data Schedule

---------------

* To be filed by amendment.